Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

)
In re:	)	Chapter 11
)
VENATOR MATERIALS PLC, et al.,[1]	)	IMPORTANT: No chapter 11 case
	)	has been commenced as of the date
Debtors.	)	of distribution of this notice.
)

DISCLOSURE STATEMENT
RELATING TO THE JOINT PREPACKAGED PLAN
OF REORGANIZATION OF VENATOR MATERIALS PLC AND ITS
DEBTOR AFFILIATES PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

JACKSON WALKER LLP	KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)	KIRKLAND & ELLIS INTERNATIONAL LLP
Jennifer F. Wertz (TX Bar No. 24072822)	Steven N. Serajeddini, P.C. (pro hac vice pending)
Victoria Argeroplos (TX Bar No. 24105799)	601 Lexington Avenue
Beau Butler (TX Bar No. 24132535)	New York, New York 10022
1401 McKinney Street, Suite 1900	Telephone: (212) 446-4800
Houston, TX 77010	Facsimile: (212) 446-4900
Telephone: (713) 752-4200	Email: steven.serajeddini@kirkland.com
Facsimile: (713) 752-4221
mcavenaugh@jw.com
jwertz@jw.com	-and-
vargeroplos@jw.com bbutler@jw.com	Jeffrey T. Michalik (pro hac vice pending)
300 North LaSalle Street
Proposed Co-Counsel to the Debtors	Chicago, Illinois 60654
and Debtors in Possession	Telephone: (312) 862-2000
Facsimile: (312) 862-2200
Email: jeff.michalik@kirkland.com

Proposed Co-Counsel to the Debtors
and Debtors in Possession
Dated: May 14, 2023

[1]	A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ proposed claims and noticing agent at http://dm.epiq11.com/Venator. The Debtors’ service address in these chapter 11 cases is: Hanzard Drive, Titanium House, Stockton on Tees, Wynyard Park, TS22 5FD, United Kingdom.

This is a solicitation of votes to accept or reject the Plan in accordance with Bankruptcy Code Section 1125 and within the meaning of Bankruptcy Code Section 1126, 11 U.S.C. §§ 1125, 1126. This Disclosure Statement has not been approved by the Bankruptcy Court. The Debtors intend to submit this Disclosure Statement to the Bankruptcy Court for approval following commencement of solicitation and the Debtors’ filing for relief under chapter 11 of the Bankruptcy Code. The information in this Disclosure Statement is subject to change. This Disclosure Statement is not an offer to sell any securities and is not soliciting an offer to buy any securities.

Important information about this Disclosure Statement

Solicitation of votes on the Joint Prepackaged Chapter 11 Plan of Reorganization of Venator Materials PLC and Its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code from the Holders of outstanding:

VOTING CLASSES	NAME OF CLASS UNDER THE PLAN
Class 3	Senior Secured Claims
Class 4	Senior Unsecured Notes Claims

IF YOU ARE IN CLASSES 3 OR 4, YOU ARE RECEIVING THIS DOCUMENT AND THE ACCOMPANYING MATERIALS BECAUSE YOU ARE ENTITLED TO VOTE ON THE PLAN.

If you have any questions regarding the procedure for
voting on the Plan, please contact the CLAIMS AND NOTICING Agent at:

By e-mail to:

Tabulation@epiqglobal.com

with a reference to “VENATOR” in the subject line

By Telephone:

(888) 716-3497 (TOLL FREE) or (503) 436-6147 (international)

and request to speak with a member of the Solicitation Team

This disclosure statement (this “Disclosure Statement”) provides information regarding the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (as may be amended, supplemented, or otherwise modified from time to time, the “Plan”),2 for which the Debtors will seek confirmation by the Bankruptcy Court. A copy of the Plan is attached hereto as Exhibit A and is incorporated herein by reference. The Debtors are providing the information in this Disclosure Statement to certain Holders of Claims for purposes of soliciting votes to accept or reject the Plan.

Pursuant to the Restructuring Support Agreement (the “Restructuring Support Agreement”), attached hereto at Exhibit B, the Plan is currently supported by the Debtors and holders of Term Loan Claims, Senior Secured Notes Claims, and Senior Unsecured Notes Claims party to the Restructuring Support Agreement (the “Consenting Creditors”) on the terms set forth therein.

The consummation and effectiveness of the Plan are subject to certain material conditions precedent described herein and set forth in Article IX of the Plan. There is no assurance that the Bankruptcy Court will confirm the Plan or, if the Bankruptcy Court does confirm the Plan, that the conditions necessary for the Plan to become effective will be satisfied or, in the alternative, waived.

The Debtors urge each Holder of a Claim or Interest to consult with its own advisors with respect to any legal, financial, securities, tax, or business advice in reviewing this Disclosure Statement, the Plan, and each proposed transaction contemplated by the Plan.

The Debtors strongly encourage Holders of Claims in Classes 3 and 4 to read this Disclosure Statement (including the Risk Factors described in Article IX hereof) and the Plan in their entirety before voting to accept or reject the Plan. Assuming the requisite acceptances to the Plan are obtained, the Debtors will seek the Bankruptcy Court’s approval of the Plan at the Confirmation Hearing.

Any discussion of Federal, state, local, or non-U.S. Tax issues contained or referred to in this Disclosure Statement is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to the reader or a Holder of a Claim or Interest. Readers and all Holders of Claims or Interests are urged to consult their own tax advisors for the Federal, state, local, and non-U.S. Tax consequences of the Plan.

[1]	Capitalized terms used but not defined in this Disclosure Statement shall have the meaning ascribed to such terms in the Plan. The summary of the Plan provided herein is qualified in its entirety by reference to the Plan. In the case of any inconsistency between this Disclosure Statement and the Plan, the Plan will govern.

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Recommendation by the Debtors

Each Debtor’s board of directors, member, or manager, as applicable, has approved the transactions contemplated by the Plan and described in this Disclosure Statement, and each Debtor believes that the compromises contemplated under the Plan are fair and equitable, maximize the value of each of the Debtor’s estates, and provide the best recovery to Claim and Interest holders. At this time, each Debtor believes that the Plan and related transactions represent the best alternative for accomplishing the Debtors’ overall restructuring objectives. Each of the Debtors therefore strongly recommends that all holders of Claims whose votes are being solicited submit ballots to accept the Plan by returning their ballots so as to be actually received by the CLAIMS AND NOTICING Agent no later than June 15, 2023, at 4:00 P.m. (prevailing Central Time) pursuant to the instructions set forth herein and on the ballot.

Special Notice Regarding Federal and State Securities Laws AND FORWARD-LOOKING STATEMENTS

The Bankruptcy Court has not reviewed this Disclosure Statement or the Plan, and the securities to be issued on or after the Effective Date will not have been the subject of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933 as amended (the “Securities Act”) or any securities regulatory authority of any state under any state securities law (“Blue Sky Laws”). The Plan has not been approved or disapproved by the SEC or any state regulatory authority and neither the SEC nor any state regulatory authority has passed upon the accuracy or adequacy of the information contained in this Disclosure Statement or the Plan. Any representation to the contrary is a criminal offense. The Debtors are relying on section 4(a)(2) and/or Regulation D of the Securities Act, and similar Blue Sky Laws provisions, to exempt from registration under the Securities Act and Blue Sky Laws the offer to certain institutional holders of Term Loan Claims, Senior Secured Notes Claims, and Senior Unsecured Notes Claims of new securities prior to the Petition Date, including in connection with the solicitation of votes to accept or reject the Plan (the “Solicitation”).

After the Petition Date, the Debtors will rely on section 1145(a) of the Bankruptcy Code and the exemption listed above to exempt from registration under the Securities Act and Blue Sky Laws the offer, issuance, and distribution of New Ordinary Shares under the Plan. Neither the Solicitation nor this Disclosure Statement constitutes an offer to sell or the solicitation of an offer to buy securities in any state or jurisdiction in which such offer or solicitation is not authorized.

Except to the extent publicly available, this Disclosure Statement, the Plan, and the information set forth herein and therein are confidential. This Disclosure Statement and the Plan contain material non-public information concerning the Debtors, their subsidiaries, and their respective debt and Securities. Each recipient hereby acknowledges that it (a) is aware that the federal securities laws of the United States prohibit any person who has material non-public information about a company, which is obtained from the company or its representatives, from purchasing or selling Securities of such company or from communicating the information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such Securities and (b) is familiar with the United States Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) and the rules and regulations promulgated thereunder, and agrees that it will not use or communicate to any Person or Entity, under circumstances where it is reasonably likely that such Person or Entity is likely to use or cause any Person or Entity to use, any confidential information in contravention of the Securities Exchange Act or any of its rules and regulations, including Rule 10b-5.

Disclaimer

This Disclosure Statement contains summaries of certain provisions of the Plan and certain other documents and financial information. The information included in this Disclosure Statement is provided solely for the purpose of soliciting acceptances of the Plan and should not be relied upon for any purpose other than to determine whether and how to vote on the Plan. All holders of Claims entitled to vote to accept or reject the Plan are advised and encouraged to read this Disclosure Statement and the Plan in their entirety before voting to accept or reject the Plan. The Debtors believe that these summaries are fair and accurate. The summaries of the financial information and the documents that are attached to, or incorporated by reference in, this Disclosure Statement are qualified in their entirety by reference to such information and documents. In the event of any inconsistency or discrepancy between a description in this Disclosure Statement, on the one hand, and the terms and provisions of the Plan or the financial information and documents incorporated in this Disclosure Statement by reference, on the other hand, the Plan or the financial information and documents, as applicable, shall govern for all purposes.

Except as otherwise provided in the Plan or in accordance with applicable law, the Debtors are under no duty to update or supplement this Disclosure Statement. The Bankruptcy Court’s approval of this Disclosure Statement does not constitute a guarantee of the accuracy or completeness of the information contained herein or the Bankruptcy Court’s endorsement of the merits of the Plan. The statements and financial information contained in this Disclosure Statement have been made as of the date hereof unless otherwise specified. Holders of Claims or Interests reviewing the Disclosure Statement should not assume at the time of such review that there have been no changes in the facts set forth in this Disclosure Statement since the date of this Disclosure Statement. No holder of a Claim or Interest should rely on any information, representations, or inducements that are not contained in or are inconsistent with the information contained in this Disclosure Statement, the documents attached to this Disclosure Statement, and the Plan. This Disclosure Statement does not constitute legal, business, financial, or tax advice. Any Person or Entity desiring any such advice should consult with their own advisors. Additionally, this Disclosure Statement has not been approved or disapproved by the Bankruptcy Court, the SEC, or any securities regulatory authority of any state under Blue Sky Laws. The Debtors are soliciting acceptances to the Plan prior to commencing any cases under chapter 11 of the Bankruptcy Code.

The financial information contained in or incorporated by reference into this Disclosure Statement has not been audited, except as specifically indicated otherwise. The Debtors’ management, in consultation with the Debtors’ advisors, has prepared the financial projections attached hereto as Exhibit C and described in this Disclosure Statement (the “Financial Projections”). The Financial Projections, while presented with numerical specificity, necessarily were based on a variety of estimates and assumptions that are inherently uncertain and may be beyond the control of the Debtors’ management. Important factors that may affect actual results and cause the management forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to the Debtors’ businesses (including their ability to achieve strategic goals, objectives, and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions, and other factors. The Debtors caution that no representations can be made as to the accuracy of these projections or to their ultimate performance compared to the information contained in the forecasts or that the forecasted results will be achieved. Therefore, the Financial Projections may not be relied upon as a guarantee or other assurance that the actual results will occur.

Regarding contested matters, adversary proceedings, and other pending, threatened, or potential litigation or other actions, this Disclosure Statement does not constitute, and may not be construed as, an admission of fact, liability, stipulation, or waiver by the Debtors or any other party, but rather as a statement made in the context of settlement negotiations in accordance with Rule 408 of the Federal Rules of Evidence and any analogous state or foreign laws or rules. As such, this Disclosure Statement shall not be admissible in any non-bankruptcy proceeding involving the Debtors or any other party in interest, nor shall it be construed to be conclusive advice on the tax, securities, financial, or other effects of the Plan to holders of Claims against, or Interests in, the Debtors or any other party in interest. Please refer to Article IX of this Disclosure Statement, entitled “Risk Factors” for a discussion of certain risk factors that holders of Claims voting on the Plan should consider.

Except as otherwise expressly set forth herein, all information, representations, or statements contained herein have been provided by the Debtors. No person is authorized by the Debtors in connection with this Disclosure Statement, the Plan, or the Solicitation to give any information or to make any representation or statement regarding this Disclosure Statement, the Plan, or the Solicitation, in each case, other than as contained in this Disclosure Statement and the exhibits attached hereto or as otherwise incorporated herein by reference or referred to herein. If any such information, representation, or statement is given or made, it may not be relied upon as having been authorized by the Debtors.

This Disclosure Statement contains certain forward-looking statements, all of which are based on various estimates and assumptions. Such forward-looking statements are subject to inherent uncertainties and to a wide variety of significant business, economic, and competitive risks, including, but not limited to, those summarized herein. When used in this Disclosure Statement, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend,” and “expect” and similar expressions generally identify forward-looking statements. Although the Debtors believe that their plans, intentions, and expectations reflected in the forward-looking statements are reasonable, they cannot be sure that they will be achieved. These statements are only predictions and are not guarantees of future performance or results. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. All forward-looking statements attributable to the Debtors or Persons or Entities acting on their behalf are expressly qualified in their entirety by the cautionary statements set forth in this Disclosure Statement. Forward-looking statements speak only as of the date on which they are made. Except as required by law, the Debtors expressly disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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TABLE OF CONTENTS

Page

I.	INTRODUCTION		1

II.	PRELIMINARY STATEMENT		1

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND THE PLAN		3
	A.	What is chapter 11?	3
	B.	Why are the Debtors sending me this Disclosure Statement?	3
	C.	Why are votes being solicited prior to Bankruptcy Court approval of the Disclosure Statement?	4
	D.	Am I entitled to vote on the Plan?	4
	E.	What will I receive from the Debtors if the Plan is consummated?	4
	F.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, Priority Tax Claim, DIP New Money Claim, or a DIP Roll-Up Claim?	7
	G.	Are any regulatory approvals required to consummate the Plan?	9
	H.	What happens to my recovery if the Plan is not confirmed or does not go effective?	9
	I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Plan Effective Date,” and “Consummation?”	9
	J.	What are the sources of Cash and other consideration required to fund the Plan?	9
	K.	Are there risks to owning the New Ordinary Shares upon the Debtors’ emergence from chapter 11?	9
	L.	Is there potential litigation related to the Plan?	10
	M.	What is the Management Incentive Plan and how will it affect the distribution I receive under the Plan?	10
	N.	Does the Plan preserve Causes of Action?	10
	O.	Will there be releases, exculpation, and injunction granted to parties in interest as part of the Plan?	11
	P.	When is the deadline to vote on the Plan?	17
	Q.	How do I vote on the Plan?	17
	R.	Why is the Bankruptcy Court holding a Confirmation Hearing?	18
	S.	What is the purpose of the Confirmation Hearing?	18
	T.	What is the effect of the Plan on the Debtors’ ongoing businesses?	18
	U.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?	18
	V.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?	19
	W.	Do the Debtors recommend voting in favor of the Plan?	19
	X.	Who Supports the Plan?	20

IV.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW		20
	A.	Corporate History	20
	B.	Company Operations	20
	C.	The Company’s Organizational Structure and Prepetition Capital Structure	21

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V.	EVENTS LEADING TO THE CHAPTER 11 FILINGS		24
	A.	Challenges Facing the Debtors’ Business	24
	B.	Proactive Approach to Addressing Financial Issues	25
	C.	Recapitalization Negotiations, the Restructuring Support Agreement, and the Proposed Debtor-in-Possession Financing	26

VI.	Material Development and Anticipated Events of the Chapter 11 Cases		28
	A.	First Day Relief	28
	B.	Proposed Confirmation Schedule	28
	C.	Proposed Confirmation Schedule	29

VII.	SUMMARY OF THE PLAN		29
	A.	General Settlement of Claims and Interests	29
	B.	Restructuring Transactions	29
	C.	The Reorganized Debtors	30
	D.	Sources of Consideration for Plan Distributions	30
	E.	Corporate Existence	32
	F.	Vesting of Assets in the Reorganized Debtors	33
	G.	Cancellation of Existing Agreements and Interests	33
	H.	Corporate Action	34
	I.	New Corporate Governance Documents	34
	J.	Directors and Officers of the Reorganized Debtors	34
	K.	Effectuating Documents; Further Transactions	35
	L.	Certain Securities Law Matters	35
	M.	Section 1146 Exemption	36
	N.	Employment Obligations	37
	O.	Management Incentive Plan	37
	P.	Preservation of Causes of Action	37
	Q.	DTC Eligibility	38
	R.	Closing the Chapter 11 Cases	38

VIII.	OTHER KEY ASPECTS OF THE PLAN		39
	A.	Treatment of Executory Contracts and Unexpired Leases	39
	B.	Provisions Governing Distributions	41
	C.	Procedures for Resolving Contingent, Unliquidated, and Disputed Claims	46
	D.	Conditions Precedent to Confirmation and Consummation of the Plan	48
	E.	Modification, Revocation, or Withdrawal of the Plan	50

IX.	Risk Factors		50
	A.	Bankruptcy Law Considerations	50
	B.	Risks Related to Recoveries Under the Plan	58
	C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses	60
	D.	Risks Related to the Offer and Issuance of Securities Under the Plan	64

X.	Solicitation and Voting Procedures		66
	A.	Holders of Claims Entitled to Vote on the Plan	66
	B.	Voting on the Plan	66

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	C.	Ballots Not Counted	67
	D.	Votes Required for Acceptance by a Class	67
	E.	Certain Factors to Be Considered Prior to Voting	67
	F.	Solicitation Procedures	67

XI.	Confirmation of the Plan		68
	A.	The Confirmation Hearing	68
	B.	Requirements for Confirmation of the Plan	68
	C.	Feasibility	69
	D.	Acceptance by Impaired Classes	69
	E.	Confirmation Without Acceptance by All Impaired Classes	70
	F.	Valuation Analysis	71
	G.	Liquidation Analysis	71

XII.	CERTAIN SECURITIES LAW MATTERS		71
	A.	Issuance of Securities under the Plan	71
	B.	Subsequent Transfers	72
	C.	Private Placement Exemptions	73
	D.	Management Incentive Plan	74

XIII.	CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PLAN		75
	A.	Introduction	75
	B.	Certain U.S. Federal Income Tax Consequences of the Plan to the Debtors and the Reorganized Debtors	76
	C.	Certain U.S. Federal Income Tax Consequences of the Plan to Holders of Allowed Claims	79
	D.	Certain U.S. Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims	84
	E.	U.S. Information Reporting and Withholding	85
	F.	FATCA	85

XIV.	RECOMMENDATION		87

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EXHIBITS1

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Restructuring Support Agreement

EXHIBIT C	Financial Projections

EXHIBIT D	Valuation Analysis

EXHIBIT E	Liquidation Analysis

EXHIBIT F	Organizational Structure Chart

[1]	Each Exhibit is incorporated herein by reference.

I.	INTRODUCTION

Venator Materials PLC and its affiliated debtors and debtors in possession (collectively, the “Debtors,” and together with their non-Debtor affiliates, “Venator” or the “Company”), submit this disclosure statement (this “Disclosure Statement”), pursuant to section 1125 of the Bankruptcy Code, to Holders of Claims against the Debtors in connection with the solicitation of votes for acceptance of the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. The Plan constitutes a separate chapter 11 plan for each of the Debtors.

THE DEBTORS AND THE CONSENTING CREDITORS THAT HAVE EXECUTED THE RESTRUCTURING SUPPORT AGREEMENT, ATTACHED HERETO AS EXHIBIT B, INCLUDING HOLDERS OF TERM LOAN CLAIMS, HOLDERS OF SENIOR SECURED NOTES CLAIMS, AND HOLDERS OF SENIOR UNSECURED NOTES CLAIMS, BELIEVE THAT THE COMPROMISES CONTEMPLATED UNDER THE PLAN ARE FAIR AND EQUITABLE, MAXIMIZE THE VALUE OF THE DEBTORS’ ESTATES, AND PROVIDE THE BEST RECOVERY TO STAKEHOLDERS. AT THIS TIME, THE DEBTORS BELIEVE THE PLAN REPRESENTS THE BEST AVAILABLE OPTION FOR COMPLETING THE CHAPTER 11 CASES. THE DEBTORS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.

II.	PRELIMINARY STATEMENT

Venator is a leading global manufacturer and marketer of chemical products that bring color and vibrancy to a variety of consumer goods and industrial materials while protecting and extending product life and reducing energy consumption. Headquartered in Wynyard, United Kingdom, Venator produces and markets its products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of Venator’s titanium dioxide production business, and Performance Additives, which consists of Venator’s functional additives, color pigments, and timber treatment businesses. Venator employs a global workforce of approximately 2,800 employees and operates eleven manufacturing plants and four corporate offices in eight countries.

Starting in 2022, historic and unprecedented events led Venator to experience severe economic headwinds. The downturn in the global economy over the past year-and-a-half resulted in a significantly decreased demand for Venator’s products. This downturn came off the heels of a period of increased demand, where Venator’s customers built up stockpiles to account for market and supply chain issues. Once these issues subsided, and as increased macroeconomic inflation reduced downstream consumer spending power, the demand for Venator’s products decreased drastically. Additionally, the war in Ukraine caused a drastic increase in Venator’s manufacturing expenses and the cost of acquiring and shipping raw materials. The transportation and processing of the raw materials necessary for the product of the Company’s chemical products is highly energy intensive, and the rapid rise in energy prices, most acutely in Europe, has resulted in major price increases across the Company’s supply chain. At one point, the cost of natural gas and electricity increased more than ten times the pre-war levels. These factors, combined with other operational issues at certain Company sites, have resulted in Venator experiencing decreased profitability and a severely tightened liquidity position.

In connection with ongoing liquidity pressures, Venator was facing a pending event of default under its funded debt facilities. Specifically, Venator is required to submit year-end audited financials, which do not contain an explanatory statement regarding Venator’s ability to continue as a going concern. Failure to do so would be an event of default under the Prepetition ABL Credit Agreement and the Term Loan Credit Agreement, which, if left uncured, could result in catastrophic consequences for Venator’s international business, including a full sweep of the available cash in its bank accounts. Considering these developments, Venator determined that a comprehensive financial restructuring was necessary to deleverage and re-balance its obligations under Venator’s funded debt facilities.

Starting in early 2023, Venator commenced discussions with its lenders and noteholders concerning its plans for a comprehensive financial restructuring. By this point, the holders of Venator’s funded debt had formed two groups: a group of lenders under Venator’s Prepetition ABL Facility (the “ABL Group”) and a crossover group of lenders under Venator’s Term Loan Facility and holders of Venator’s secured and unsecured notes (the “Cross-Holder Group”).

In March 2023, Venator issued financial statements with explanatory language surrounding going concern in the audit opinion, constituting a default under the Prepetition ABL Credit Agreement and Term Loan Credit Agreement. At the end of March, Venator entered into a grace period under both of these credit agreements regarding the default driven by the audit opinion in the audited financial statements and undertook further negotiations with its funded debt and creditor groups. For the following weeks, Venator was working diligently with and was in frequent communication with the Cross-Holder Group in an attempt to get to a comprehensive restructuring solution. The parties were communicating daily to work through the details of the cross-border complexities associated with the contemplated restructuring transactions.

Prior to the expiration of the grace period, a group of lenders under the Term Loan Facility elected to form a new ad hoc group for purposes of participating in such discussions, composed predominantly of Term Loan Lenders (the “Term Lender Group”). Thereafter, the Cross-Holder Group maintained ongoing settlement discussions with Venator, and both the Cross-Holder Group and the Term Lender Group communicated competing proposals for a potential restructuring transaction and debtor-in-possession financing. To facilitate further discussions, the ABL Group, the Term Lender Group, and the Cross-Holder Group worked cooperatively to reach an agreement with the Debtors for a one-week forbearance to May 8, 2023. Following further discussions, the forbearance was extended another week to May 14, 2023.

Over the course of the extended forbearance period, the Debtors dual-tracked negotiations between the Cross-Holder Group and the Term Lender Group, focusing on finalizing the terms of critical debtor-in-possession financing to ensure the Debtors had the necessary liquidity they need to fund operations and the administration of potential chapter 11 cases.

These efforts bore fruit. The Debtors and its advisors were able to bridge certain outstanding terms between the ad hoc groups and reach agreement on a fully consensual restructuring. On May 13, 2023, the Debtors, the Term Lender Group, and the Cross-Holder Group executed the Restructuring Support Agreement, pursuant to which the Debtors will effectuate the recapitalization transactions through “prepackaged” chapter 11 cases.

The key terms of the Restructuring Support Agreement, which are reflected in the Plan, include:

•	debtor-in-possession financing, with approximately $275 million in new liquidity, as well as a backstop commitment to fund any additional liquidity needed at emergence (either through a rights offering or an exit term loan facility);

•	a roll-up of the Prepetition ABL Facility, which will be refinanced at emergence;

•	equitization all of the Company’s other funded debt, including the Term Loan Facility, the Senior Secured Notes, and the Senior Unsecured Notes;

•	repayment in full or reinstatement of all general unsecured claims; and

•	the cancellation of existing equity interests.

The Restructuring Support Agreement includes milestones that contemplate consummating the restructuring transactions on a 65-day timeline. As of the date of this Disclosure Statement, holders of (i) approximately 95% in principal of the Term Loan Claims, (ii) 98% in principal of the Senior Secured Notes Claims, and (iii) approximately 94% in principal of the Senior Unsecured Notes Claims have signed onto the Restructuring Support Agreement. The Debtors believe they can confirm a plan of reorganization and emerge from chapter 11 within this timeframe, thereby preserving the value inherent in the Restructuring Support Agreement, without prejudicing the ability of any party to assert its rights in these Chapter 11 Cases.

The Restructuring Support Agreement is a significant achievement for the Debtors. A right-sized capital structure will allow the Debtors to maximize value for the benefit of all stakeholders. In addition, the compromises and settlements embodied in the Restructuring Support Agreement, and to be implemented pursuant to the Plan, preserve value by enabling the Debtors to avoid protracted, value-destructive litigation over potential recoveries and other causes of action that could delay the Debtors’ emergence from chapter 11. The core terms of the Restructuring Support Agreement will be implemented through a chapter 11 plan of reorganization—namely, the Plan (described more fully in Article VII of this Disclosure Statement, entitled “Summary of the Plan,” which begins on page 29).

With a prepackaged Plan and key creditor support in place pursuant to the Restructuring Support Agreement, the Debtors expect to emerge well-positioned to capitalize on their asset base as Venator looks to reorient its go-forward growth and operating plans to be competitive. Given the Debtors’ core strengths—including their experienced management team and employees—the Debtors are confident that they can implement the Restructuring Support Agreement’s balance sheet restructuring to ensure the Debtors’ long-term viability.

III.	QUESTIONS AND ANSWERS REGARDING THIS DISCLOSURE STATEMENT AND THE PLAN

A.	What is chapter 11?

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code.

The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.

B.	Why are the Debtors sending me this Disclosure Statement?

The Debtors are seeking to obtain Bankruptcy Court approval of the Plan. Before soliciting acceptances of the Plan, section 1125 of the Bankruptcy Code requires the Debtors to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment regarding acceptance of the Plan and to share such disclosure statement with all holders of claims whose votes on the Plan are being solicited. This Disclosure Statement is being submitted in accordance with these requirements.

C.	Why are votes being solicited prior to Bankruptcy Court approval of the Disclosure Statement?

By sending this Disclosure Statement and soliciting votes for the Plan prior to approval by the Bankruptcy Court, the Debtors are preparing to seek Confirmation of the Plan shortly after commencing the Chapter 11 Cases. The Debtors will ask the Bankruptcy Court to approve this Disclosure Statement together with Confirmation of the Plan at the same hearing, which may be scheduled as shortly as three weeks after commencing the Chapter 11 Cases, all subject to the Bankruptcy Court’s approval and availability.

D.	Am I entitled to vote on the Plan?

Your ability to vote on, and your distribution under, the Plan, if any, depends on what type of Claim or Interest you hold. Each category of Holders of Claims or Interests, as set forth in Article III of the Plan pursuant to sections 1122(a) and 1123(a)(1) of the Bankruptcy Code, is referred to as a “Class.” Each Class’s respective voting status is set forth below:

Class	Claims and Interests	Status	Voting Rights
Class 1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 3	Senior Secured Claims	Impaired	Entitled to Vote
Class 4	Senior Unsecured Notes Claims	Impaired	Entitled to Vote
Class 5	General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 6	Intercompany Claims	Impaired / Unimpaired	Not Entitled to Vote (Deemed to Reject or Presumed to Accept)
Class 7	Intercompany Interests	Impaired / Unimpaired	Not Entitled to Vote (Deemed to Reject or Presumed to Accept)
Class 8	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)
Class 9	Existing Equity Interests	Impaired	Deemed to Reject

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claims, including, all rights regarding legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

E.	What will I receive from the Debtors if the Plan is consummated?

The following table provides a summary of the anticipated recovery to Holders of Claims or Interests under the Plan. Any estimates of Claims or Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Your ability to receive distributions under the Plan depends upon the ability of the Debtors to obtain Confirmation and meet the conditions necessary to consummate the Plan.

The projected recoveries set forth in the table below are estimates only and therefore are subject to change. For a complete description of the debtors’ classification and treatment of Claims and Interests, reference should be made to the entire Plan.1

SUMMARY OF ESTIMATED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Allowed Amount of Claims	Estimated % Recovery Under Plan[2]
1	Other Secured Claims	Each holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor, in consultation with the Required Consenting Creditors: i. payment in full in Cash of its Allowed Other Secured Claim; ii. the collateral securing its Allowed Other Secured Claim; iii. Reinstatement of its Allowed Other Secured Claim; or iv. such other treatment that renders its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.	N/A	100%
2	Other Priority Claims	Each holder of an Allowed Other Priority Claim shall receive payment in full in Cash.	N/A	100%
3	Senior Secured Claims	Each Holder of an Allowed Senior Secured Claim shall receive, in full and final satisfaction of such Claim, such Holder’s Pro Rata share of the Senior Secured Equitization Distribution.	$590,805,803	42.7%
4	Senior Unsecured Notes Claims	Each Holder of an Allowed Senior Unsecured Claim shall receive, in full and final satisfaction of such Claim, such Holder’s Pro Rata share of the Senior Unsecured Notes Equitization Distribution.	$382,127,604	7.3%

[1]	The recoveries set forth below may change based upon changes in the amount of Claims that are “Allowed” as well as other factors related to the Debtors’ business operations and general economic conditions.

[2]	The estimated recoveries for Classes 3 and 4 are subject to dilution on account of the MIP Shares, DIP Shares, Rights Offering Shares, and Exit Backstop Shares.

SUMMARY OF ESTIMATED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Allowed Amount of Claims	Estimated % Recovery Under Plan[2]
5	General Unsecured Claims	Each Holder of a General Unsecured Claim shall receive, at the Reorganized Debtors’ and Required Consenting Creditors’ option: i. payment in full in Cash; ii. Reinstatement of its General Unsecured Claim; or iii. such other treatment rendering such General Unsecured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.	N/A	100%
6	Intercompany Claims	Subject to any specific provisions contained in the Plan Supplement, Intercompany Claims shall be, at the option of the Reorganized Debtors with the consent of the Required Consenting Creditors (not to be unreasonably withheld, conditioned, or delayed), reinstated, set off, settled, distributed, contributed, cancelled, or released without any distribution on account of such Claims, or such other treatment as reasonably determined by the Reorganized Debtors and the Required Consenting Creditors.	N/A	N/A
7	Intercompany Interests	Subject to any specific provisions contained in the Plan Supplement, Intercompany Interests shall be, at the option of the Reorganized Debtors with the consent of the Required Consenting Creditors (not to be unreasonably withheld, conditioned, or delayed), reinstated, set off, settled, distributed, contributed, cancelled and released without any distribution on account of such Claims, or such other treatment as reasonably determined by the Reorganized Debtors and the Required Consenting Creditors.	N/A	N/A
8	Section 510(b) Claims	On the Plan Effective Date, all Section 510(b) Claims will be cancelled, released, discharged, and extinguished and will be of no further force or effect, and Holders of Section 510(b) Claims will not receive any distribution on account of such Section 510(b) Claims.	$0	0%

SUMMARY OF ESTIMATED RECOVERIES
Class	Claim/Interest	Treatment of Claim/ Interest	Projected Allowed Amount of Claims	Estimated % Recovery Under Plan[2]
9	Existing Equity Interests	On the Plan Effective Date, all Existing Equity Interests shall be cancelled, released, extinguished, and discharged and will be of no further force or effect. Each holder of an Interest shall receive no recovery or distribution on account of their Existing Equity Interests.	N/A	0%

F.	What will I receive from the Debtors if I hold an Allowed Administrative Claim, Priority Tax Claim, DIP New Money Claim, or a DIP Roll-Up Claim?

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims, DIP Claims, and Professional Fee Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III of the Plan.

1.	Administrative Claims.

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtors (with the consent of the Required Consenting Creditors, which consent shall not be unreasonably withheld) or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed on or prior to the Plan Effective Date, on the Plan Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Plan Effective Date, no later than sixty (60) days after the date on which an order allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claim; (4) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (5) at such time and upon such terms as set forth in an order of the Bankruptcy Court.

2.	Priority Tax Claims.

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall receive Cash equal to the full amount of its Claim or such other treatment in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

3.	DIP Claims.

On the Plan Effective Date, each holder of a DIP New Money Claim shall receive, at the Debtors’ election, (i) Cash in an amount equal to such DIP New Money Claim, or (ii) the right to convert such DIP New Money Claim into DIP Shares at the Discount Value.

On the Plan Effective Date, each holder of a DIP Roll-Up Claim shall receive Cash in an amount equal to such DIP Roll-Up Claim. Any letters of credit that comprise DIP Roll-Up Claims shall, on or before the Plan Effective Date, either be returned undrawn and cancelled or cash collateralized in accordance with the term of the Prepetition ABL Credit Agreement.

4.	Professional Fee Claims.

a.	Final Fee Applications and Payment of Professional Fee Claims.

All requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be Filed no later than forty-five (45) days after the Plan Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Court. The Reorganized Debtors shall pay Professional Fee Claims in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Reorganized Debtors will establish in trust for the Professionals and fund with Cash equal to the Professional Fee Amount on the Plan Effective Date.

b.	Professional Fee Escrow Account.

On the Plan Effective Date, the Reorganized Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Amount, which shall be funded by the Reorganized Debtors. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals. Such funds shall not be considered property of the Estates of the Debtors or the Reorganized Debtors. The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Reorganized Debtors from the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed. When all such Allowed amounts owing to Professionals have been paid in full, any remaining amount in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further action or order of the Bankruptcy Court.

c.	Professional Fee Amount.

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred in rendering services to the Debtors before and as of the Confirmation Date, and shall deliver such estimate to the Debtors no later than five (5) Business Days before the Plan Effective Date; provided that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of the Professional’s final request for payment of Filed Professional Fee Claims. If a Professional does not provide an estimate, the Debtors or Reorganized Debtors may estimate the unpaid and unbilled fees and expenses of such Professional.

d.	Post-Confirmation Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

5.	Payment of Restructuring Expenses.

To the extent not otherwise paid, the Debtors or the Reorganized Debtors, as applicable, shall promptly pay in Cash in full all outstanding and invoiced Restructuring Expenses as follows: (i) on the Plan Effective Date, Restructuring Expenses incurred, or estimated to be incurred, during the period prior to the Plan Effective Date to the extent invoiced to the Debtors at least three (3) Business Days in advance and (ii) after the Plan Effective Date, any unpaid Restructuring Expenses within seven (7) Business Days of receiving an invoice; provided that, to the extent timely invoiced, Restructuring Expenses that are not paid by the Debtors or the Reorganized Debtors, as applicable, within the applicable timeframes set forth in the Plan shall not be deemed waived and shall be included in a subsequent invoice.

G.	Are any regulatory approvals required to consummate the Plan?

At this time, the Debtors are evaluating which, if any, regulatory approvals are required to consummate the Plan. To the extent any such regulatory approvals or other authorizations, consents, rulings, or documents are necessary to implement and effectuate the Plan, however, it is a condition precedent to the Effective Date that they be obtained.

H.	What happens to my recovery if the Plan is not confirmed or does not go effective?

In the event that the Plan is not confirmed or does not go effective, there is no assurance that the Debtors will be able to reorganize their businesses. It is possible that any alternative may provide Holders of Claims with less than they would have received pursuant to the Plan. For a more detailed description of the consequences of an extended Chapter 11 Case, or of a liquidation scenario, see Article XI.G of this Disclosure Statement, and the Liquidation Analysis attached hereto as Exhibit E.

I.	If the Plan provides that I get a distribution, do I get it upon Confirmation or when the Plan goes effective, and what is meant by “Confirmation,” “Plan Effective Date,” and “Consummation?”

“Confirmation” of the Plan refers to approval of the Plan by the Bankruptcy Court. Confirmation of the Plan does not guarantee that you will receive the distribution indicated under the Plan. After Confirmation of the Plan by the Bankruptcy Court, there are conditions that need to be satisfied or waived so that the Plan can go effective. Initial distributions to Holders of Allowed Claims will only be made on the date the Plan becomes effective—the “Effective Date”—or as soon as reasonably practicable thereafter, as specified in the Plan. “Consummation” of the Plan refers to the occurrence of the Effective Date. See Article III.J of this Disclosure Statement, entitled “What are the sources of Cash and other consideration required to fund the Plan?”.

J.	What are the sources of Cash and other consideration required to fund the Plan?

The Plan and distributions thereunder will be funded by or consist of the following sources of consideration: (1) the proceeds from the Exit Facilities; (2) Cash proceeds from the sale of Rights Offering Shares from the Rights Offering (if applicable); (3) the New Ordinary Shares; and (4) the Debtors’ Cash on hand, as applicable.

K.	Are there risks to owning the New Ordinary Shares upon the Debtors’ emergence from chapter 11?

Yes. See Article IX of this Disclosure Statement, entitled “Risk Factors,” for a discussion of such risks.

L.	Is there potential litigation related to the Plan?

Parties in interest may object to the approval of this Disclosure Statement and may object to Confirmation of the Plan, which objections potentially could give rise to litigation.

In the event that it becomes necessary to confirm the Plan over the rejection of certain Classes, the Debtors may seek confirmation of the Plan notwithstanding the dissent of such rejecting Classes. The Bankruptcy Court may confirm the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code, which allow the Bankruptcy Court to confirm a plan that has been rejected by an impaired Class if it determines that the Plan satisfies section 1129(b) of the Bankruptcy Code. See Article XI.E of this Disclosure Statement, entitled “Confirmation Without Acceptance by All Impaired Classes.”

M.	What is the Management Incentive Plan and how will it affect the distribution I receive under the Plan?

Effective on the Plan Effective Date, the Reorganized Debtors shall implement the Management Incentive Plan.  The Management Incentive Plan shall provide for no less than 30.0% of the Management Incentive Plan Pool to be allocated within forty-five (45) days following the Plan Effective Date to the Management Incentive Plan Participants on terms to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional forty-five (45) days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial forty-five (45) day period.  The remaining 70.0% of the Management Incentive Plan Pool will be available to be allocated after the Plan Effective Date, in the form and on terms as determined by the New Board in consultation with the Management Incentive Plan Participants.  If either (a) the New Board does not institute the Management Incentive Plan in accordance with the terms of the Plan (including the time periods set forth therein) or (b) the allocation to any Management Incentive Plan Participant or any other term thereof is not satisfactory to such participant (as determined in such participant’s sole discretion) prior to the expiration of the time periods set forth herein, in either case, such event shall constitute a “Termination for Good Reason” under the participant’s employment agreement and under the Severance Plan

N.	Does the Plan preserve Causes of Action?

The Plan provides for the retention of all Causes of Action other than those that are expressly waived, relinquished, exculpated, released, compromised, or settled.

In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article IV.P of the Plan, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Plan Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII thereof.

The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain such Causes of Action notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the corresponding Reorganized Debtor, except as otherwise expressly provided in the Plan, including Article IV.P of the Plan. The Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.]

O.	Will there be releases, exculpation, and injunction granted to parties in interest as part of the Plan?

Yes, the Plan proposes to release the Released Parties and to exculpate the Debtors and the 1125(e) Exculpation Parties. The Debtors’ releases, third party releases, exculpation, and injunction provisions included in the Plan are an integral part of the Debtors’ overall restructuring efforts and were an essential element of the negotiations among the Debtors and the Consenting Creditors in obtaining their support for the Plan pursuant to the terms of the Restructuring Support Agreement.

The Debtors, the Released Parties, and the 1125(e) Exculpation Parties have made substantial and valuable contributions to the Debtors’ restructuring through efforts to negotiate and implement the Plan, which will maximize and preserve the going-concern value of the Debtors for the benefit of all parties in interest. Accordingly, each of the Debtors, the Released Parties, and the 1125(e) Exculpation Parties warrants the benefit of the release and exculpation provisions.

IMPORTANTLY, THE FOLLOWING PARTIES ARE INCLUDED IN THE DEFINITION OF “RELEASING PARTIES” AND WILL BE DEEMED TO HAVE EXPRESSLY, UNCONDITIONALLY, INDIVIDUALLY, AND COLLECTIVELY RELEASED AND DISCHARGED ALL CLAIMS AND CAUSES OF ACTION AGAINST THE DEBTORS AND THE RELEASED PARTIES: ALL HOLDERS OF CLAIMS OR INTERESTS WHO DO NOT (1) VALIDLY OPT OUT OF THE RELEASES CONTAINED IN THE PLAN OR (2) FILE AN OBJECTION TO THE RELEASES CONTAINED IN THE PLAN BY THE PLAN OBJECTION DEADLINE. THE RELEASES ARE AN INTEGRAL ELEMENT OF THE PLAN.

Based on the foregoing, the Debtors believe that the releases, exculpation, and injunction provisions in the Plan are necessary and appropriate and meet the requisite legal standard promulgated by the United States Court of Appeals for the Fifth Circuit. Moreover, the Debtors will present evidence at the Confirmation Hearing to demonstrate the basis for and propriety of the release and exculpation provisions. The release, exculpation, and injunction provisions that are contained in the Plan are copied in pertinent part below.

1.	Release of Liens

Except as otherwise provided in the Exit Financing Documents, the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Plan Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Plan Effective Date, except for Other Secured Claims that the Debtors elect to Reinstate in accordance with Article III.B.1 of the Plan, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed, at the sole cost and expense of the Reorganized Debtors, to release any collateral or other property of any Debtor (including any Cash Collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as may be reasonably requested by the Reorganized Debtors to evidence the release of such Lien, including the execution, delivery, and filing or recording of such releases. The presentation or filing of the Confirmation Order to or with any federal, state, provincial, or local agency or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such Liens.

2.	Releases by the Debtors

Notwithstanding anything contained in the Plan to the contrary, as of the Plan Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions and services of the Released Parties in facilitating the implementation of the restructuring contemplated by the Plan, the adequacy of which is hereby confirmed, except (i) for the right to enforce the Plan or any right or obligation arising under, without limitation, the Definitive Documents or other documents entered into in furtherance of the restructuring and Restructuring Transactions that remain in effect or become effective after the Plan Effective Date or (ii) as otherwise provided in the Plan or in the Confirmation Order, on and after the Plan Effective Date, the Released Parties are deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Debtors, the Reorganized Debtors, and their Estates, and their Related Parties, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, or their Related Parties, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort or otherwise, that the Debtors, the Reorganized Debtors, or their Estates, or their Related Parties, as applicable, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, their Estates, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the Debtors’ capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in this Plan, the business or contractual arrangements between or among any Debtor, Reorganized Debtor, Related Party and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors by Released Parties other than the Consenting Creditors), intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before or during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions, or any Restructuring Transactions, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions, or any Restructuring Transactions, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Restructuring Transactions, including the issuance or distribution of Securities pursuant to the Restructuring Transactions, or the distribution of property pursuant to the Restructuring Transactions, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before, in respect of the foregoing clause, the Plan Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (i) any Causes of Action identified in the Schedule of Retained Causes of Action; provided, however, that any Causes of Action against the Consenting Creditors, their Affiliates, the ABL Agent, the Holders of the DIP Roll-Up Claims, or their respective advisors shall not be retained Causes of Action or be identified in the Schedule of Retained Causes of Action, and (ii) any post Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (a) in exchange for the good and valuable consideration provided by each of the Released Parties, including, without limitation, the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (b) a good faith settlement and compromise of the Claims released by the Debtor Release; (c) in the best interests of the Debtors and all Holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtor Release.

3.	Releases by Third Parties

Notwithstanding anything contained in the Plan to the contrary, as of the Plan Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions and services of the Released Parties in facilitating the implementation of the restructuring contemplated by the Plan, the adequacy of which is hereby confirmed, pursuant to section 1123(b) of the Bankruptcy Code, in each case except for Claims arising under, or preserved by, the Plan, including (i) the right to enforce the Plan or any right or obligation arising under the Definitive Documents or other documents entered into in furtherance of the restructuring and Restructuring Transactions that remain in effect or become effective after the Plan Effective Date or (ii) as otherwise provided in the Plan or in the Confirmation Order, to the fullest extent permitted under applicable law, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each and all of the Releasing Parties, from any and all Claims and Causes of Action, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all Entities who may purport to assert any Claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the foregoing Entities, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, or any Related Party, as applicable, that such Entity would have been legally entitled to assert (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, or their Estates or other Entity, or any Related Party, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in this Plan, the business or contractual arrangements between or among any Debtor and any Released Party, or any Related Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, the assertion or enforcement of rights or remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors by Released Parties other than the Consenting Creditors), intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before and during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions or any Restructuring Transactions, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before or during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions or any Restructuring Transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Restructuring Transactions and/or Plan, or the distribution of property pursuant to the Restructuring Transactions and/or the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Plan Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein, and, further, shall constitute the Bankruptcy Court’s finding that the Third Party Release is: (a) consensual; (b) essential to the Confirmation of the Plan; (c) given in exchange for the good and valuable consideration provided by each of the Released Parties, including, without limitation, the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (d) a good faith settlement and compromise of the Claims released by the Third-Party Release; (e) in the best interests of the Debtors and their Estates; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; and (h) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

4.	Exculpation

Effective as of the Plan Effective Date, to the fullest extent permissible under applicable law and without affecting or limiting either the Debtor Release or the Third-Party Release, and except as otherwise specifically provided in the Plan, no Debtor shall have or incur, and each Debtor is released and exculpated from any Cause of Action or any claim arising from the Petition Date through the Plan Effective Date related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release or other agreement or document (relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Exit Facilities, the Plan, or the Plan Supplement before or during the Chapter 11 Cases, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement (excluding, for the avoidance of doubt, providing any legal opinion effective as of the Plan Effective Date requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan), except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors have, and upon Consummation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding the foregoing, the exculpation shall not release any obligation or liability of any Entity for any post-Plan Effective Date obligation under the Plan or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. No entity or person may commence or pursue a Claim or Cause of Action of any kind against any of the Debtors that arose or arises from, in whole or in part, a Claim or Cause of Action subject to the terms of this paragraph, without this Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a colorable Claim for actual fraud, gross negligence, or willful misconduct against any such Debtor and such party is not exculpated pursuant to this provision; and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against such Debtor.

The Debtors have, and upon confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding anything to the contrary in the foregoing, the exculpation set forth above does not release or exculpate any Claim relating to post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

Solely with respect to the exculpation provisions, notwithstanding anything to the contrary herein the Plan, the 1125(e) Exculpation Parties shall not incur liability for any Cause of Action or Claim related to any act or omission in connection with, relating to, or arising out of, in whole or in part, (a) the solicitation of acceptance or rejection of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code or (b) the participation, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan. No entity or person may commence or pursue a Claim or Cause of Action of any kind against any of the 1125(e) Exculpation Parties that arose or arises from, in whole or in part, a Claim or Cause of Action subject to the terms of this paragraph, without this Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a colorable Claim for actual fraud, gross negligence, or willful misconduct against any such 1125(e) Exculpation Party and such party is not exculpated pursuant to this provision; and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against such 1125(e) Exculpation Party. The Bankruptcy Court will have sole and exclusive jurisdiction to adjudicate the underlying colorable Claim or Causes of Action.

5.	Injunction

Except as otherwise expressly provided in this Plan or the Confirmation Order or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold Claims or Interests that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Plan Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, or the Released Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Plan Effective Date, and notwithstanding an indication of a Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan.

No Person or Entity may commence or pursue a Claim or Cause of Action, as applicable, of any kind against the Debtors, the Reorganized Debtors, or the Released Parties, as applicable, that relates to or is reasonably likely to relate to any act or omission in connection with, relating to, or arising out of a Claim or Cause of Action, as applicable, subject to the terms of the Plan, without the Bankruptcy Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a claim of willful misconduct, fraud or gross negligence against a Released Party and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against any such Debtor, Reorganized Debtor, or Released Party, as applicable.

The Bankruptcy Court shall have sole and exclusive jurisdiction to determine whether a Claim or Cause of Action is colorable and, only to the extent legally permissible and shall have jurisdiction to adjudicate the underlying colorable Claim or Cause of Action.

P.	When is the deadline to vote on the Plan?

The Voting Deadline is June 15, 2023, at 4:00 p.m. (prevailing Central Time).

Q.	How do I vote on the Plan?

Detailed instructions regarding how to vote on the Plan are contained on the ballot distributed to Holders of Claims that are entitled to vote on the Plan (the “Ballot”). For your vote to be counted, the Ballot containing your vote must be properly completed, executed, and delivered as directed so that it is actually received by the Debtors’ claims, noticing, and solicitation agent, Epiq Corporate Restructuring, LLC (the “Claims and Noticing Agent”) on or before the Voting Deadline, i.e. June 15, 2023, at 4:00 p.m., prevailing Central Time. See Article X of this Disclosure Statement, entitled “Solicitation and Voting Procedures,” for additional information.

R.	Why is the Bankruptcy Court holding a Confirmation Hearing?

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court to hold a hearing on Confirmation of the Plan and recognizes that any party in interest may object to Confirmation of the Plan. Shortly after the commencement of the Chapter 11 Cases, the Debtors will request that the Bankruptcy Court schedule the Confirmation Hearing. All parties in interest will be served notice of the time, date, and location of the Confirmation Hearing once scheduled. The Confirmation Hearing may be adjourned from time to time without further notice.

S.	What is the purpose of the Confirmation Hearing?

The confirmation of a plan of reorganization by a bankruptcy court binds the debtor, any issuer of securities under a plan of reorganization, any person acquiring property under a plan of reorganization, any creditor or equity interest holder of a debtor, and any other person or entity as may be ordered by the bankruptcy court in accordance with the applicable provisions of the Bankruptcy Code. Subject to certain limited exceptions, the order issued by the bankruptcy court confirming a plan of reorganization discharges a debtor from any debt that arose before the confirmation of such plan of reorganization and provides for the treatment of such debt in accordance with the terms of the confirmed plan of reorganization.

T.	What is the effect of the Plan on the Debtors’ ongoing businesses?

The Debtors are reorganizing under chapter 11 of the Bankruptcy Code. As a result, the occurrence of the Effective Date means that the Debtors will not be liquidated or forced to go out of business. Following Confirmation, the Plan will be consummated on the Effective Date, which is a date that is the first Business Day after the Confirmation Date on which (1) no stay of the Confirmation Order is in effect and (2) all conditions to Consummation have been satisfied or waived (see Article IX of the Plan). On or after the Effective Date, and unless otherwise provided in the Plan, the Reorganized Debtors may operate their businesses and, except as otherwise provided by the Plan, may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Additionally, upon the Effective Date, all actions contemplated by the Plan will be deemed authorized and approved.

U.	Will any party have significant influence over the corporate governance and operations of the Reorganized Debtors?

As of the Plan Effective Date, the term of the current members of the board of directors or other Governing Body of Venator shall expire, and the members for the initial term of the New Board shall be appointed; provided, that the independent directors serving on the special committee of the board of directors of the Debtors shall retain authority following the Plan Effective Date with respect to matters relating to Professional Fee Claim requests by Professionals acting at their authority and direction in accordance with the terms of the Plan. The independent directors serving on the special committee of the board of directors of the Debtors shall not have any of their privileged and confidential documents, communications or information transferred (or deemed transferred) to the Reorganized Debtors or any other Person or Entity without the prior written consent of the independent directors. The initial New Board shall consist of seven (7) directors, including (a) the Chief Executive Officer of Reorganized Venator; (b) if the members of the Cross-Holder Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Cross-Holder Group; and (c) if the members of the Term Lender Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Term Lender Group. The identities of the initial members of the New Board will be included in the Plan Supplement, to the extent known at the time of filing. Each such member and officer of the Reorganized Debtors shall serve from and after the Plan Effective Date pursuant to the terms of the New Corporate Governance Documents and other constituent documents of the Reorganized Debtors.

Assuming that the Plan Effective Date occurs, Holders of Allowed Claims that receive distributions representing a substantial percentage of outstanding shares of the New Ordinary Shares may be in a position to influence matters requiring approval by the holders of shares of New Ordinary Shares, including, among other things, the election of directors and the approval of a change of control of the Reorganized Debtors.

V.	Who do I contact if I have additional questions with respect to this Disclosure Statement or the Plan?

If you have any questions regarding this Disclosure Statement or the Plan, please contact the Debtors’ Claims and Noticing Agent, Epiq Corporate Restructuring, LLC, via one of the following methods:

By First Class mail at:

Venator Materials PLC

c/o Epiq - Ballot Processing Center

PO Box 4422

Beaverton, OR 97076-4422

By overnight courier or hand delivery at:

Venator Materials PLC

c/o Epiq Ballot Processing Center

10300 SW Allen Boulevard

Beaverton, OR 97005

By electronic mail, online submission at:
tabulation@epiqglobal.com

By telephone at:

(888) 716-3497 (toll free) or (503) 436-6147 (international) and request to speak with a member of the Solicitation Team.

Copies of the Plan, this Disclosure Statement, and any other publicly filed documents in the Chapter 11 Cases are available upon written request to the Claims and Noticing Agent at the address above or by downloading the documents from the Debtors’ restructuring website at http://dm.epiq11.com/Venator (free of charge) or via PACER at https://www.pacer.gov (for a fee) upon filing.

W.	Do the Debtors recommend voting in favor of the Plan?

Yes. The Debtors believe that the Plan provides for a larger distribution to the Debtors’ stakeholders than would otherwise result from any other available alternative. The Debtors believe that the Plan, which provides for a significant deleveraging of the Debtors’ balance sheet and enables them to emerge from chapter 11 expeditiously, is in the best interest of the Debtors’ stakeholders, and that any other alternatives (to the extent they exist) fail to realize or recognize the value inherent under the Plan.

X.	Who Supports the Plan?

The Plan is supported by the Debtors and the Consenting Creditors that have executed the Restructuring Support Agreement.

IV.	THE DEBTORS’ CORPORATE HISTORY, STRUCTURE, AND BUSINESS OVERVIEW

A.	Corporate History.

Venator was formed in April 2017 from the Pigments and Additives division of the Huntsman Corporation. On August 8, 2017, Venator was spun off from Huntsman following an initial public offering. Headquartered in Wynyard, U.K., Venator currently employs approximately 2,800 associates worldwide and sells their products in more than 100 countries.

B.	Company Operations.

Venator’s business is divided into two main segments:  (i) the Titanium Dioxide Segment, and (ii) the Performance Additives Segment (each as defined below). The Titanium Dioxide Segment produces a highly diversified array of titanium dioxide products, which are utilized as a white-hued coloring agent in applications ranging from paper and plastic to food and personal care products (the “Titanium Dioxide Segment”). The Performance Additives Segment produces a variety of multi-hued coloring additives that are used in food packaging and in the coatings, paint, and plastics industries, as well as a timber treatment business, which manufactures wood protection chemicals (the “Performance Additives Segment”). Venator has a major, market-leading position in these industries, serving over 2,100 customers globally. Venator has manufacturing facilities in seven countries and sells its products to a worldwide customer base of industrial manufacturers of end-use products.

1.	The Titanium Dioxide Segment.

Titanium dioxide is derived via a chemical process from titanium ores, creating a white, inert pigment. This pigment has a wide variety of uses as a color additive or preservative for various products, including coatings, plastics, paper, printing ink, fibers, food, and personal care products. Venator has nameplate production capacity of 602,000 metric tons of titanium dioxide per year in seven manufacturing locations around the globe, making it one of the four largest titanium dioxide producers globally.

Venator’s Titanium Dioxide Segment has been able to differentiate its business from its competitors by producing high-quality titanium dioxide and utilizing both the sulfate and chloride production processes to meet customer needs and preferences. While the end result is the same compound, certain customers and markets prefer products from a specific process. For example, printer ink producers prefer the sulfate process while automotive paint manufacturers prefer the chloride process.

The Titanium Dioxide Segment has over 1,100 customers including those producing paints, coatings, printing inks, ceramics, paper, and plastics, with direct sales to customers accounting for approximately 87% of the Company’s total titanium dioxide sales. In the twelve-month period ending on December 31, 2022, the Company’s net operating revenue from the Titanium Dioxide Segment was $1.597 billion, comprising 73% of global revenue.

The Company has introduced a number of new, innovative titanium dioxide products over the last several years. These specialized offerings have allowed the Company to establish a market-leading presence in several high margin markets. For example, the Company’s proprietary HOMBITAN AFDC 101 pigment has been adopted by the cosmetics industry and is used to create foundations, eye shadows, face powders and lipsticks. The Company’s ALTIRIS W400 pigment is utilized in the production of plastics and contributes to the reduction and diffusion of heat, enhancing the thermal stability, weather resistance, and durability of the plastics products produced.

2.	The Performance Additives Segment.

The Performances Additives Segment consists of three major business lines: functional additives, color pigments, and timber treatment. Venator has nameplate production capacity of 205,000 metric tons of Performance Additives products in five manufacturing facilities located in four countries.

The functional additives business line produces barium- and zinc-based chemicals that can augment certain industrial products’ attributes, including brilliance, stability, and viscosity. Sales of these products are primarily related to plastics and coatings, with a specific focus on the construction sector.

The color pigments business consists of the production of certain inorganic chemicals for use in the construction, coatings, plastics, and specialty markets. While a significant portion of the color pigments business was sold as part of the Symphony Transaction (as discussed below), the Company retained its ultramarines and specialty inorganic chemical product business lines. Venator is one of the world’s largest producers of high-quality ultramarine blue pigments derived from clay. These pigments have been approved by the FDA for use in various food contact applications and in certain cosmetics applications, both of which are highly specialized, high margin markets. The Debtors’ specialty inorganic chemical products, including their cadmium-based pigments, are used in certain technical settings such as coatings, plastics, and in ink production. Similar to the Titanium Dioxide Segment, the Debtors’ color pigments divisions have distinguished themselves based on their high-quality, technically superior preparations, allowing them to access certain higher-margin markets for their products.

The Debtors’ timber treatment business line is primarily comprised of Viance, LLC, the Debtors’ joint venture with Lanxess AG. As part of this joint venture, the Debtors manufacture a chemical treatment that is used on wood to reduce damage from fire, decay, and insect or fungal attack. These products are sold to industrial customers who utilize the products to treat wood that is eventually sold directly to corporate and individual consumers through large-scale distributors.

Sales for the Performance Additives Segment are primarily conducted directly, except with respect to the production of ultramarines as part of the Company’s color pigments and timber treatment businesses which is facilitated through third-party distributors. In the twelve-month period ending on December 31, 2022, the Debtors’ Performance Additives Segment generated $576 million in revenues, comprising 27% of global revenue.

C.	The Company’s Organizational Structure and Prepetition Capital Structure.

1.	Organizational Structure.

Venator Materials PLC is the ultimate parent entity of the Company and was established in April 2017 and organized under the laws of England and Wales. The Company is comprised of 41 entities, of which 24 are Debtors and 17 are non-Debtors. The Company’s organizational structure including all Debtors and non-Debtor entities is as follows:

The 24 Debtor entities are obligors on each of the Company’s debt facilities as further described herein. The chart attached hereto as Exhibit F provides an overview of the Debtor entities.

The 17 non-Debtor entities hold interests in manufacturing facilities in locations including Italy Malaysia, and the United States, or hold interests in certain joint ventures operated by the Company. While these entities are not obligors on any of the Company’s funded debt, they do, however, own and operate key business operations, including major titanium dioxide and functional additive manufacturing facilities, along with the timber treatment business. As further described in the Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing the Debtors to (A) Continue to Operate Their Cash Management System and Maintain Existing Bank Accounts and (B) Continue to Perform Intercompany Transactions, and (II) Granting Related Relief, filed contemporaneously herewith, the Debtors utilize intercompany funding arrangements with the non-Debtor entities to implement enterprise-wide management, process payroll and payments to third-party vendors, and procure quality control testing services for their products to ensure that they meet certain health and safety standard.

2.	Prepetition Capital Structure.

The Debtors and twenty-four of their direct and indirect subsidiaries are jointly obligated parties on outstanding secured debt consisting of amounts due under the Prepetition ABL Facility, the Term Loan Facility, the Senior Secured Notes, and/or the Senior Unsecured Notes. As of the Petition Date, the Debtors have approximately $1.144 billion in aggregate outstanding principal amount of prepetition debt obligations, all of which relate to funded debt.

Prepetition Obligations	Approximate Outstanding Principal Amount
ABL Facility	$190 million[3]
Term Loan Facility	$354 million
Senior Secured Notes	$225 million
Senior Unsecured Notes	$375 million
Total	$1.144 billion

These obligations are discussed below:

a.	ABL Facility.

On October 15, 2021, Venator Holdings, PLC, as holdings, Venator Materials PLC, and certain of its subsidiaries, as borrowers, entered into the Prepetition ABL Credit Agreement with J.P. Morgan Chase Bank, N.A., as administrative and collateral agent, and the lender parties thereto, providing for an asset-based lending facility in an aggregate principal amount of $330 million.

Loans borrowed under the Prepetition ABL Facility may, at the Borrowers’ election, bear interest based on a benchmark interest rates consisting of Term SOFR, EURIBOR, CDOR, Daily Simple RFR, the U.S. Alternate Base Rate and the Canadian ABR. The Term SOFR and Daily Simple RFR benchmark rates are additionally subject to a credit spread adjustment of 0.10%. Interest on the loans accrues at the applicable benchmark interest rate (including credit spread adjustment, as applicable) plus a spread of between 0.75% and 2.00%. The applicable interest rate spread on each loan is dependent on the underlying benchmark rate as well as a quarterly adjustment to the loan pricing levels based on the availability of revolving loan commitments then able to be drawn.

The Debtors’ obligations under the Prepetition ABL Facility are guaranteed by twenty-four of the Debtors’ direct and indirect subsidiaries. The Prepetition ABL Facility is secured on a first-priority basis by substantially all of the ABL Priority Collateral (as defined in the Prepetition ABL Credit Agreement), on a second-priority basis over the Term Loan Priority Collateral as defined in the Intercreditor Agreement (as defined in the Prepetition ABL Credit Agreement), and on other bases as described in the appropriate credit agreements.

[3]	Includes amounts owed on account of (i) principal due and owing under the ABL Facility, (ii) facilities for the making of loans, issuing of bonds, guarantees, and indemnitees, and/or making other extensions of credit between Barclays Bank PLC and/or any of its Affiliates and Holdings or any of its Subsidiaries, (iii) Hedge Obligations, and (iv) Letters of Credit (each as defined in the ABL Credit Agreement).

The Prepetition ABL Facility matures on October 15, 2026 and currently has $190 million principal outstanding, including letters of credit and hedge obligations. On March 30, 2023, the Prepetition ABL Facility was amended in facilitation of the Symphony Transaction. However, on March 31, 2023, the Debtors notified the ABL Agent of the occurrence of an event of default under the Prepetition ABL Credit Agreement relating to the Debtors’ material indebtedness. On April 30, 2023, the Debtors, the ABL Agent and lenders under the Prepetition ABL Facility entered into a forbearance agreement whereby the ABL Agent and each lender agreed to forbear from exercising any rights and remedies with respect to such event of default until the earlier of (a) May 8, 2023, at 12:01 a.m. BST and (b) the termination of such forbearance agreement in accordance with its terms. Following further discussions, the forbearance was extended another week to May 14, 2023, at 11:59 p.m. EST.

b.	Term Loan.

On August 8, 2017, Venator Materials, PLC, as holdings, and Venator Finance S.à r.l. and Venator Materials, LLC, as borrowers, and certain of their subsidiaries as guarantors entered into that certain Term Loan Credit Agreement with Acquiom Agency Services LLC, in its capacity as co-administrative agent and collateral agent, and Seaport Loan Products LLC, in its capacity as co-administrative agent, and the lender parties thereto, providing for a term loan facility in an aggregate principal amount of $375 million.

The Term Loan Facility has an interest rate of LIBOR + 3.00% and matures in August 2024. However, at the Debtors’ option, the interest rate can be modified to either (a) a LIBOR based rate subject to an interest rate floor to be agreed upon or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum, and (iii) the one-month adjusted LIBOR rate plus 1.00% per annum, in each case plus an applicable margin or 2% for ABR Loans, 3% for eurocurrency loans, or otherwise as agreed. The Term Loan Facility matures as of August 8, 2024. As of the date hereof, approximately $354 million of the principal amount of the Term Loan Facility remains outstanding.

The Debtors’ obligations under the Term Loan Facility are guaranteed by twenty-three of the Debtors’ direct and indirect subsidiaries. The Term Loan Facility is secured on a first-lien basis by the Term Loan Priority Collateral, and on a second-lien basis with respect to the ABL Priority Collateral.

c.	Senior Secured Notes.

On May 22, 2020, Venator Finance S.à r.l. and Venator Finance LLC (the “Issuers”) issued $225 million in aggregate principal of Senior Secured Notes (the “Secured Notes”) maturing July 1, 2025, pursuant to that certain indenture with Wilmington Trust, N.A. as trustee and notes collateral agent (the “Secured Notes Indenture”). The Secured Notes are secured by the Pari Passu Priority Collateral (as defined in the Secured Notes Indenture) on a first lien basis and the ABL Priority Collateral on a second lien basis. Interest on the Secured Notes accrues at a rate of 9.50% and is payable semiannually on January 1 and July 1 with record dates of December 15 and June 15. The Secured Notes are guaranteed by twenty-one direct and indirect subsidiaries of the Issuers and Venator Materials PLC.

Two supplemental indentures were executed with respect to the Secured Notes on August 19, 2020. The first supplemental indenture added certain French and German entities as subsidiary guarantors while the second supplemental indenture added Venator P&A Spain S.L.U as a subsidiary guarantor.

d.	Senior Unsecured Notes.

On July 14, 2017, the Issuers issued $375 million in aggregate principal of Senior Unsecured Notes (the “Senior Unsecured Notes”), maturing July 15, 2025, pursuant to the Indenture, with Wilmington Trust, N.A. as trustee (the “Unsecured Notes Indenture”). The Senior Unsecured Notes are guaranteed by twenty-two direct and indirect subsidiaries of the Issuers and Venator Materials PLC, including Venator Group Services Limited. Interest is payable on January 15 and July 15 with record dates of January 1 and July 1. The Senior Unsecured Notes mature on July 15, 2025. The interest rate for the Senior Unsecured Notes is 5.75%.

A supplemental indenture was executed with respect to the Senior Unsecured Notes on August 8, 2017. The supplemental indenture added certain additional guarantors to the Senior Unsecured Notes.

e.	Ordinary Shares.

The ordinary shares, $0.001 par value per share, of Venator Materials PLC (the “Ordinary Shares”) are listed on the New York Stock Exchange under the trading symbol “VNTR.” As of the Petition Date, approximately 108 million Ordinary Shares were issued and outstanding. The Company’s largest shareholders are SK Praetorian Holdings, L.P. with approximately 39.3%, J&T MS 1 SICAV a.s. with approximately 14.3%, and Huntsman Corporation with approximately 9.0% of the issued and outstanding Ordinary Shares, based on the number of Ordinary Shares reported by SK Praetorian Holdings, L.P. in its Schedule 13D, filed with the SEC on December 23, 2020, by J&T MS 1 SICAV a.s. in its Schedule 13D filed with the SEC on January 10, 2023, and by Huntsman Corporation in its Schedule 13G, filed with the SEC on February 1, 2021. The closing share price of the Ordinary Shares on May 12, 2023 was $0.2664.

V.	EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Challenges Facing the Debtors’ Business.

The Debtors’ main challenges leading to these chapter 11 cases are four-fold. First, there has been a rapid and dramatic downturn in the titanium dioxide industry due to wider macroeconomic trends and stockpiling of inventory by the Debtors’ customers. Second, the cost of raw materials and energy in Europe spiked because of the war in Ukraine. Third, the Debtors’ underlying operations have been underperforming due to major losses stemming from a few legacy manufacturing facilities. Fourth, the Debtors’ current capital structure is unsustainable given the tightening of liquidity and downward cash flow forecasts. Taken together, these factors have resulted in a significantly diminished operational and financial outlook for the Debtors. Without a comprehensive restructuring of their balance sheet, the Debtors will be unable to continue as a business.

1.	Titanium Dioxide Industry Downturn.

The titanium dioxide market is directly correlated with broader macroeconomic growth. The worldwide market downturn beginning in 2022 has resulted in a pronounced drop in demand for the Debtors’ titanium dioxide products. Further, the high demand in the market from 2018-2021 resulted in surplus production and supply going into 2022. This contributed to industrial consumers, which are some of the Debtors’ largest customers, holding large stocks of titanium dioxide, thereby further depressing demand. In addition, as increased macroeconomic inflation reduced downstream consumer spending power, the demand for Venator’s products decreased drastically. These market influences and competitive pressures have depressed prices across the globe for the Debtors’ titanium dioxide products, particularly in European and Asian markets, resulting in a $110 million decrease in EBITDA between 2021 and 2022 for the Titanium Dioxide Segment.

2.	Increased Supply Costs.

The Debtors’ operations require substantial amounts of electricity, steam, natural gas, and other forms of energy. Additionally, the Debtors’ suppliers also require large amounts of energy to extract and transport titanium-rich ore, barium, zinc, cadmium, and other materials necessary for the Debtors to synthesize valuable industrial products. Accordingly, any increase in energy prices is reflected in the Debtors’ operational and raw material costs. As a result of the Ukraine war and the subsequent sanctions and restrictions on Russian energy exports, electricity costs rose at one point to ten times their pre-war levels while at their peak, natural gas costs rose to twenty-five times their pre-war levels. While energy markets have since stabilized due to a mild European winter and energy import substitution, energy prices have remained elevated due to the higher cost of substituting to liquid natural gas shipments and sequestering by energy producers for future demand. For these reasons, the Debtors’ energy costs remain high and have increased across-the-board due to their heavy European manufacturing footprint.

3.	Operating Performance.

In addition to the impacts of increased energy and raw materials costs, the financial underperformance of certain of the Debtors’ manufacturing facilities has exacerbated the impact of the Debtors’ supply and demand challenges. In particular, the titanium dioxide production line at the Debtor’s factory in Duisburg, Germany has produced significant quarterly losses as compared to the otherwise profitable performance additive manufacturing in the same facility. This is due to the outsized impact of inflation on the inputs used by the Duisburg facility. Similarly, the Debtors’ facility in Pori, Finland has been operating at a loss since the facility suffered a fire and is scheduled to be divested by the Debtors. The losses from these facilities have significantly impaired the Debtors’ overall profitability and will continue to be the focus of ongoing restructuring efforts aimed at right-sizing the Debtors’ operations.

4.	Balance Sheet and Liquidity Constraints.

Due to the above-mentioned factors, the Company has experienced significant financial performance deterioration and liquidity constraints. In the third quarter of 2022, the Company’s net EBITDA dropped $69 million and in the fourth quarter of the same year, net EBITDA dropped by an additional $49 million. Accordingly, as of the Petition Date, the Debtors have approximately $33 million in liquidity. The ongoing operational, profitability, and liquidity issues have led to considerable challenges with the Debtors current capital structure. As discussed above, the Debtors face upcoming maturities on their debt in 2024 and 2025. Additionally, and as disclosed in the latest Form 20-F filing, the Company may not have sufficient liquidity to sustain operations and to continue as a going concern. Accordingly, absent a comprehensive financial restructuring, it is highly unlikely that the Debtors would be able to meet their obligations under their funded debt as they become due.

Due to weaker than expected profits, the Debtors’ funded debt as a percentage of yearly net EBITDA increased 450% between 2021 and 2022 and is expected to deteriorate further in 2023. This amount of leverage is unsustainable and hampers the Debtors’ ability to access the credit required to fund operations and capital expenditures necessary to reach profitability.

B.	Proactive Approach to Addressing Financial Issues.

1.	Operational Changes

In response to growing liquidity issues, the Debtors have implemented several performance and operational improvement strategies starting in 2022. The Debtors’ enacted certain operational and financial initiatives including closure and divestiture from unproductive facilities, cutting corporate overhead, and the sale of certain facilities to Cathay Industries (now Oxerra) as part of the Symphony Transaction (as discussed below). Lastly, the Debtors reassessed their operational footprint as part of a larger reformulation of their business plan, resulting in an anticipated leaner go-forward structure for the business. Further, the closure of the Company’s manufacturing facility in Pori, Finland and reductions in corporate overhead will result in further cost savings for the Company.

2.	The Symphony Transaction.

On April 3, 2023, Venator completed the sale of its iron oxide business to Cathay Industries for $140 million (the “Symphony Transaction”). In so doing, Venator divested its iron oxide business from within its color pigments business. The color pigments business produces colored inorganic pigments for the construction, coatings, plastics, and specialty markets. Specifically, Venator’s iron oxide business consisted of producing, manufacturing, marketing, developing, and selling synthetic iron oxide pigments and related products to color coatings or finish materials. The cost effectiveness, weather resistance, chemical and thermal stability and coloring strength of iron oxide make it an acceptable colorant for construction materials, such as concrete, brick and roof tile, and for coatings and plastics.

Historically, the iron oxide business had real value to Venator, and it was one of three global leaders in the manufacturing and processing of liquid, powder, and granulated forms of iron oxide color pigments. However, in early 2023, Venator determined that the divestiture of its iron oxide business would bring substantial value back to the Company. The average EBITDA of Venator’s Iron Oxide business was only approximately $16 million in 2020 and 2021 (pro forma adjusted for the impact of a sale-leaseback transaction that was completed in October 2022). The Debtors determined that, given the relative insubstantial importance of this business to the Debtors’ future and the substantial money resulting from a sale, the Symphony Transaction was worth executing.

Venator received cash proceeds of approximately $127 million net of working capital adjustments, taxes, fees, and other closing cash adjustments, which provided additional liquidity to fund operations while the Debtors continued to pursue negotiations to further address its capital structure.

C.	Recapitalization Negotiations, the Restructuring Support Agreement, and the Proposed Debtor-in-Possession Financing

1.	Recapitalization Negotiations.

On October 19, 2022, the Debtors retained Alvarez & Marsal Europe, LLC to assist with cash flow forecasting and monitoring. On December 28, 2022, the Debtors retained Moelis & Company, LLC to provide advice on strategic transaction alternatives with respect to a potential sale process. On March 6, 2023, the Debtors retained Kirkland & Ellis LLP in connection with legal restructuring advice. The Debtors retained Alvarez & Marsal North America, LLC on March 23, 2023 to provide additional contingency preparation and restructuring-related services.

Prior to the chapter 11 filing, Venator received restructuring proposals from the Term Lender Group and the Cross-Holder Group. Venator pursued negotiations with both groups in tandem. As discussions progressed with and between the holders of the Debtors’ funded debt, the Company and its advisors attempted to bridge the outstanding issues between the groups and provide for a largely consensual reorganization. These efforts were successful and culminated in the Restructuring Support Agreement, carrying the support of the majority of each of the Debtors’ key stakeholder groups. The Debtors believe that pursuing the transactions included in the Restructuring Support Agreement will result in a value-maximizing restructuring transaction that would enable the Company to emerge from chapter 11 with a reformulated business plan and a clear path to profitability.

2.	The Restructuring Support Agreement.

On May 13, 2023, after arm’s-length, good faith negotiations overseen by Venator’s independent special committee, the Debtors and the Consenting Creditors, including holders representing, in the aggregate, (i) approximately 95% in principal of the Term Loan Claims, (ii) 98% in principal of the Senior Secured Notes Claims, and (iii) approximately 94% in principal of the Senior Unsecured Notes Claims, as of the date hereof, executed the Restructuring Support Agreement. In connection with the Restructuring Support Agreement, the Debtors have documented the terms of the restructuring contemplated thereby, including the Plan, a copy of which is attached hereto as Exhibit A.

Under the Restructuring Support Agreement, the Consenting Creditors and the Debtors agreed, subject to the terms and conditions thereof, to support a recapitalization transaction to significantly restructure the Debtors’ balance sheet. The transactions in the Restructuring Support Agreement included therein allow the Debtors to successfully emerge from chapter 11 with a rightsized balance sheet and poised to capitalize on their operational initiatives. With a deal in hand, the Debtors commenced these chapter 11 cases to gain access to the DIP New Money Facility and implement the terms of the Restructuring Support Agreement. The Debtors are committed to consummating the comprehensive recapitalization transaction embodied in the Restructuring Support Agreement and emerging from these chapter 11 cases with a stronger balance sheet and the financial flexibility to continue providing their customers with top-tier service into the future. This transaction is supported by creditors throughout the Debtors’ capital structure and would allow the Debtors to emerge quickly from chapter 11. It is critical that the Debtors move through their chapter 11 process as efficiently as possible to limit the administrative cost and burden on the Debtors’ businesses imposed by the Chapter 11 process.

3.	The Proposed Debtor-in-Possession Financing

In the months leading up to the commencement of these chapter 11 cases, Venator took significant steps to preserve liquidity and reduce operational costs. The Debtors are now in need of immediate liquidity to fund the cost of these chapter 11 cases and their day-to-day operations. Debtors commence these chapter 11 cases with approximately $33 million in cash on hand, which is insufficient to operate and pay debts as they come due in the ordinary course of business. To preserve value and avoid irreparable harm pending the final hearing on the DIP New Money Facility, it is essential that the Debtors have access to postpetition financing and the use of cash collateral on an interim basis.

The Debtors’ management team and advisors projected cash forecasts for the Debtors’ businesses during these chapter 11 cases. These forecasts take into account anticipated cash receipts and disbursements during the projected period and consider a number of factors, including the effect of the chapter 11 filing on the operations of the business, fees and interest expenses associated with postpetition financing, professional fees, and customer and vendor obligations, as well as the operational performance of the underlying businesses.

Under any of the scenarios analyzed, without debtor-in-possession financing and access to cash collateral in the early stages of these chapter 11 cases, the Debtors and their constituents risk significant value degradation. Failure to obtain immediate access to the DIP New Money Facility and cash collateral would be a value-destructive interruption to the Debtors’ current operations as a result of the Debtors’ limited liquidity and would result in immediate and irreparable harm. In particular, it would not be prudent, or even possible, to administer these chapter 11 estates with cash collateral alone, rendering postpetition financing a necessity.

As part of the analysis of the Debtors’ projected cash needs, the Debtors and their advisors prepared projections (the “DIP Budget”)4 of postpetition cash needs for the Debtors’ business in the initial 13 weeks of these chapter 11 cases. The DIP Budget includes detailed line items for categories of cash flows anticipated to be received or disbursed during this period, and, along with the Debtors’ longer-term monthly forecasts, was utilized to determine the amount of postpetition financing required to administer these chapter 11 cases. The DIP Budget, including its projections, provide an accurate reflection of the Debtors’ likely funding requirements over the 13-week period ending on August 11, 2023, and are reasonable and appropriate under the circumstances. Based on the DIP Budget, and as discussed, the DIP New Money Facility will provide the Debtors with the necessary liquidity to fund their business operations and administrative expenses during these chapter 11 cases and maintain favorable relationships with their vendors, suppliers, employees, and customers.

VI.	Material Development and Anticipated Events of the Chapter 11 Cases

A.	First Day Relief.

On the Petition Date, along with their voluntary petitions for relief under chapter 11 of the Bankruptcy Code (the “Petitions”), the Debtors intend to file several motions (the “First Day Motions”) designed to facilitate the administration of the Chapter 11 Cases and minimize disruption to the Debtors’ operations, by, among other things, easing the strain on the Debtors’ relationships with employees, vendors, and customers following the commencement of the Chapter 11 Cases. The First Day Motions, and all orders for relief entered in the Chapter 11 Cases, can be viewed free of charge at http://dm.epiq11.com/Venator.

B.	Proposed Confirmation Schedule.

Under the Restructuring Support Agreement, the Debtors agreed to certain milestones to ensure an orderly and timely implementation of the Restructuring Transactions. It is imperative that the Debtors proceed swiftly to confirmation of the Plan and emergence from these Chapter 11 Cases to mitigate uncertainty among employees, customers, and vendors, minimize disruptions to the Company’s business, and curtail professional fees and administrative costs. Expeditious confirmation of the Plan and consummation of the Restructuring Transactions is in the best interests of the Debtors, their estates, and their stakeholders.

Furthermore, pursuant to the milestones in the Restructuring Support Agreement, the Debtors must obtain confirmation of the Plan within sixty (60) days of the Petition Date. Accordingly, the Debtors have proposed the following case timeline, subject to Court approval and availability:

Event	Date
Solicitation Commencement Date	May 14, 2023
Petition Date	May 14, 2023
Voting Deadline	June 15, 2023, at 4:00 p.m., prevailing Central Time
Opt-Out Deadline	June 15, 2023, at 4:00 p.m., prevailing Central Time
Objection Deadline	June 20, 2023, at 4:00 p.m., prevailing Central Time
Combined Hearing	June 26, 2023, or such other date as the Court may direct

4          The DIP Budget is attached to the Interim DIP Order as Schedule 1.

C.	Proposed Confirmation Schedule.

In April 2023, to ensure a fair and thorough review of the Debtors’ strategic alternatives, the board of directors (the “Board”) of Venator appointed Stefan Selig and Jame Donath to the Board as disinterested directors (the “Independent Directors”). Each of the Independent Directors has experience in distressed situations serving on boards of managers, on boards of directors, or in management. At the Independent Directors’ direction, Venator subsequently requested that Katten Muchin Rosenman LLP assist the Independent Directors’ review of any matter in which a conflict may exist between the company or its stakeholders and the Board. As part of this mandate, the Independent Directors commenced an investigation (the “Independent Investigation”) into to determine whether the Debtors’ estates may have any claims related thereto. To date, while substantial work has been done, the Independent Directors and their advisors are continuing to evaluate potential claims, if any.

VII.	SUMMARY OF THE PLAN

The Plan contemplates the following key terms, among others described herein and therein:

A.	General Settlement of Claims and Interests.

As discussed in detail in the Disclosure Statement and as otherwise provided herein, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Plan Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Interests and controversies resolved pursuant to the Plan. The Plan shall be deemed a motion to approve the good faith compromise and settlement of all such Claims, Interests, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlement and compromise is fair, equitable, reasonable and in the best interests of the Debtors and their Estates. Subject to Article VI of the Plan, all distributions made to Holders of Allowed Claims in any Class are intended to be and shall be final.

B.	Restructuring Transactions.

Before, on, and after the Plan Effective Date, the Debtors or Reorganized Debtors, as applicable, shall consummate the Restructuring Transactions and may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan and the Restructuring Support Agreement, including as set forth in the Restructuring Steps Memorandum, that are consistent with and pursuant to the terms and conditions of the Plan, including: (1) the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, formation, organization, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, the Plan Supplement, and the Restructuring Support Agreement; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan, the Plan Supplement, and the Restructuring Support Agreement and having other terms to which the applicable Entities may agree; (3) the execution, delivery, and filing, if applicable, of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law, including any applicable New Corporate Governance Documents; (4) the execution and delivery of the Exit Financing Documents, entry into the Exit Facilities, and issuance of the Exit Backstop Shares, as applicable; (5) pursuant to the Rights Offering Documents, if applicable, the implementation of the Rights Offering, if applicable, and the issuance of any Rights Offering Shares in connection therewith; (6) the issuance and distribution of the New Ordinary Shares as set forth in the Plan; (7) the reservation of the Management Incentive Plan Pool; (8) such other transactions that are required to effectuate the Restructuring Transactions, including any transactions set forth in the Restructuring Steps Memorandum; and (9) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

The Confirmation Order shall and shall be deemed to, pursuant to both section 1123 and section 363 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effectuate any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan and the Restructuring Transactions.

The Debtors and Reorganized Debtors will use commercially reasonable efforts to structure and implement the Restructuring Transactions in a tax-efficient and cost-effective manner, that is reasonably acceptable to the Required Consenting Creditors.

C.	The Reorganized Debtors

On the Plan Effective Date, the New Board shall be established and each Reorganized Debtor shall adopt its New Corporate Governance Documents. The Reorganized Debtors shall be authorized to adopt any other agreements, documents, and instruments and to take any other actions contemplated under the Plan as necessary to consummate the Plan.

D.	Sources of Consideration for Plan Distributions

The Debtors shall fund distributions under the Plan, as applicable, with: (1) the proceeds from the Exit Facilities; (2) Cash proceeds from the sale of Rights Offering Shares from the Rights Offering (if applicable); (3) the New Ordinary Shares; and (4) the Debtors’ Cash on hand, as applicable. Each distribution and issuance referred to in Article VI of the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments or other documents evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. The issuance, distribution, or authorization, as applicable, of certain Securities in connection with the Plan, including the New Ordinary Shares will be exempt from SEC registration to the fullest extent permitted by Law, as described more fully in Article VII.L below.

1.	Exit Facilities.

On the Plan Effective Date, the Reorganized Debtors shall enter into the Exit ABL Facility and may enter into the Exit Term Loan Facility, if the Required Consenting Creditors and the Debtors agree that such Exit Term Loan Facility is necessary and advisable, each on the terms set forth in the applicable Exit Financing Documents. Confirmation of the Plan shall be deemed approval of the Exit Facilities and the Exit Financing Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, expenses, and other payments provided for therein and authorization of the Reorganized Debtors to enter into and execute the Exit Financing Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facilities.

In addition, the Required Consenting Creditors and the Debtors may decide to pursue either the Raised Exit Term Loan Facility or the Backstop Exit Term Loan Facility. If the Required Consenting Creditors and the Debtors agree that the Backstop Exit Term Loan Facility is necessary and advisable, such Backstop Exit Term Loan Facility shall be backstopped by the Backstop Parties in the Backstop Exit Term Loan Facility Amount on the terms set forth in the Exit Term Loan Facility Backstop Commitment Agreement. In consideration for backstopping the Backstop Exit Term Loan Facility, each Backstop Party shall receive its Pro Rata share of the Exit Backstop Commitment Premium payable in, at the election of the Required Consenting Creditors, either: (i) Exit Backstop Shares; or (ii) Cash; provided that (a) Holders of Senior Secured Claims who are Backstop Parties shall be entitled to provide 90.0% of the Exit Term Loan Facility Backstop on a Pro Rata basis, and (b) Holders of Senior Unsecured Notes Claims who are Backstop Parties shall be entitled to provide 10.0% of the Exit Term Loan Facility Backstop on a Pro Rata basis. The Exit Backstop Shares and the Exit Backstop Commitment Premium shall be subject to dilution on account of (i) the MIP Shares and (ii) the DIP Shares.

On the Plan Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Financing Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Financing Documents, (c) shall be deemed automatically perfected on the Plan Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Financing Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the Persons and Entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

2.	Rights Offering.

If the Debtors and the Required Consenting Creditors in good faith determine that additional funding is necessary or desirable, the Debtors shall distribute the Subscription Rights to the Rights Offering Participants on behalf of the Reorganized Debtors as set forth in the Plan and the Rights Offering Documents. The Rights Offering (if any) shall be conducted and consummated on the terms and conditions of, and in accordance with the Rights Offering Procedures (if any).

The Rights Offering (if any) shall be backstopped by the Backstop Parties on the terms set forth in the Rights Offering Backstop Commitment Agreement, which shall provide for, among other things, and in each case on a Pro Rata basis to each Backstop Party, the Rights Offering Backstop Commitment Premium and a direct allocation of 10.0% of the Subscription Rights; provided that (a) Holders of Senior Secured Claims who are Backstop Parties shall be entitled to provide 90.0% of the Backstop Commitment on a Pro Rata basis; and (b) Holders of Senior Unsecured Notes Claims who are Backstop Parties shall be entitled to provide 10.0% of the Backstop Commitment on a Pro Rata basis. In exchange for consideration consisting of the Rights Offering Backstop Commitment Premium and in accordance with the Rights Offering Backstop Commitment Agreement, the Backstop Parties have committed to fully backstop, severally and not jointly, the Rights Offering Shares. Each Backstop Party shall fund up to its commitment amount and receive its share of the Rights Offering Shares.

The Subscription Rights shall be offered in the following allocations, to: (a) Holders of Senior Secured Claims to purchase up to 90.0% of the Rights Offering Shares; and (b) Holders of Senior Unsecured Notes Claims to purchase up to 10.0% of the Rights Offering Shares. The Rights Offering Shares and the Rights Offering Backstop Commitment Premium shall be subject to dilution on account of (i) the MIP Shares and (ii) the DIP Shares.

The Subscription Rights will be offered, issued, and distributed under the Plan without registration under the Securities Act, or any state or local law requiring registration for offer and sale of a security, in reliance upon the exemption provided in section 1145(a) of the Bankruptcy Code to the maximum extent permitted by law, and to the extent such exemption is not available, then the Subscription Rights will be issued and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws. On the Plan Effective Date, the rights and obligations of the Debtors under the Rights Offering Backstop Commitment Agreement shall vest in the Reorganized Debtors, as applicable. The proceeds of the Rights Offering (if any) shall be used by the Reorganized Debtors for general corporate purposes.]

3.	Subscription Rights and New Ordinary Shares.

Reorganized Venator shall be authorized to issue a certain number of shares of New Ordinary Shares to certain Holders of Claims pursuant to Article III.A and III.B of the Plan. Such New Ordinary Shares shall be issued to applicable Holders of Claims (including DIP Claims), Rights Offering Participants, and/or Backstop Parties pursuant to the Rights Offering (if any), the Rights Offering Backstop Commitment Agreement (if any), and the New Corporate Governance Documents. Reorganized Venator shall issue all securities, instruments, certificates, and other documents required to be issued by it with respect to all such shares of New Ordinary Shares. All such Subscription Rights and shares of New Ordinary Shares, and any other shares of New Ordinary Shares issued pursuant to the Plan, shall be duly authorized, validly issued, fully paid, and non-assessable.

Each distribution and issuance referred to in Article VI of the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, including the New Corporate Governance Documents, which terms and conditions shall bind each Entity receiving such distribution or issuance. Any Entity’s acceptance of New Ordinary Shares shall be deemed as its agreement to the New Corporate Governance Documents, as the same may be amended or modified from time to time following the Plan Effective Date in accordance with their terms.

Whether the New Ordinary Shares will be publicly listed upon the Plan Effective Date will be determined by the Required Consenting Creditors.

4.	Use of Cash.

The Debtors or Reorganized Debtors, as applicable, shall use Cash on hand and proceeds of the Exit Facilities to fund distributions to certain Holders of Allowed Claims, consistent with the terms of the Plan.

E.	Corporate Existence

Except as otherwise provided in the Plan or Plan Supplement, each Debtor shall continue to exist after the Plan Effective Date as a separate corporate Entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which such Debtor is incorporated or formed and pursuant to the certificate of incorporation and by-laws (or other formation documents) in effect prior to the Plan Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal Law).

F.	Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Confirmation Order, the Plan (including, for the avoidance of doubt, the Restructuring Steps Memorandum), or any agreement, instrument, or other document incorporated herein, or entered into in connection with our pursuant to, the Plan or Plan Supplement, on the Plan Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, Causes of Action, or other encumbrances. On and after the Plan Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

G.	Cancellation of Existing Agreements and Interests

On the Plan Effective Date, except with respect to the Exit Facilities or to the extent otherwise provided in the Confirmation Order or the Plan, as applicable, all notes, instruments, certificates, and other documents evidencing Claims or Interests, including credit agreements and indentures, shall be cancelled and the obligations of the Debtors and the Reorganized Debtors thereunder or in any way related thereto shall be deemed satisfied in full, cancelled, discharged, and of no force or effect; provided that, notwithstanding anything to the contrary contained herein, any agreement that governs the rights of the DIP Agent, the ABL Agent, the Term Loan Agent, or the Notes Trustee shall continue in effect solely for purposes of allowing the DIP Agent, the ABL Agent, the Term Loan Agent, and the Notes Trustee, as applicable, to (i) receive distributions under the Plan and to distribute them to the Holders of the Allowed DIP Claims, Allowed Term Loan Claims, Allowed Senior Secured Notes Claims, and Allowed Senior Unsecured Notes Claims, as applicable, in accordance with the terms of DIP Orders and the DIP Credit Agreement, the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, or the Notes Indentures, as applicable, (ii) enforce its rights to payment of fees, expenses, and indemnification obligations as against any money or property distributable to Holders of Allowed DIP Claims, Allowed Term Loan Claims, Allowed Senior Secured Notes Claims, or Allowed Senior Unsecured Notes Claims, as applicable, in accordance with the terms of DIP Orders and the DIP Credit Agreement, Term Loan Credit Agreement, or Notes Indentures, as applicable, and (iii) appear and be heard in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court, including to enforce any obligation owed to either of the DIP Agent, the ABL Agent, the Term Loan Agent, the Notes Trustee, or Holders of the DIP Claims, the Term Loan Claims, the Senior Secured Notes Claims, or the Senior Unsecured Notes Claims under the Plan, as applicable. Holders of or parties to such cancelled instruments, Securities, and other documentation will have no rights arising from or relating to such instruments, Securities, and other documentation, or the cancellation thereof, except the rights provided for pursuant to this Plan. The ABL Agent’s rights to reimbursement, indemnity and fees, and expenses under the ABL Credit Agreement that by their terms survive a termination of the Prepetition ABL Credit Agreement shall survive the Plan Effective Date, notwithstanding the payment in full of the Prepetition ABL Obligations and the DIP Roll-Up Obligations and the terms of the Plan.

Any credit agreement or other instrument that governs the rights, claims, and remedies of the Holder of a Claim shall continue in full force and effect for purposes of allowing Holders of Allowed Claims to receive distributions under the Plan and allowing the Agents to exercise any charging lien against such distributions, as applicable.

H.	Corporate Action

Upon the Plan Effective Date, all actions contemplated under the Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of the Employment Obligations; (2) selection of the directors, officers, or managers for the Reorganized Debtors on the terms provided in the Plan and the Restructuring Support Agreement; (3) the issuance and distribution of the New Ordinary Shares; (4) implementation of the Restructuring Transactions, including the Rights Offering (if any); (5) entry into the Exit Financing Documents; (6) adoption of the New Corporate Governance Documents; (7) the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; (8) the reservation of the Management Incentive Plan Pool; and (9) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Plan Effective Date) and in accordance with the Restructuring Support Agreement. All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtor, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security Holders, directors, officers, or managers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Plan Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, Securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Ordinary Shares, the New Corporate Governance Documents, the Exit Facilities, and the Exit Financing Documents, any other Definitive Documents, and any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by Article IV.H of the Plan shall be effective notwithstanding any requirements under non-bankruptcy law.

I.	New Corporate Governance Documents

On or immediately prior to the Plan Effective Date, the New Corporate Governance Documents, if applicable, shall be automatically adopted by the applicable Reorganized Debtors. To the extent required under the Plan or applicable non-bankruptcy Law, each of the Reorganized Debtors will file its New Corporate Governance Documents with the applicable Secretaries of State and/or other applicable authorities in its respective state, province, or country of incorporation in accordance with the applicable Laws of the respective state, province, or country of incorporation to the extent such filing is required for each such document. The New Corporate Governance Documents will prohibit the issuance of non-voting Equity Securities to the extent required under section 1123(a)(6) of the Bankruptcy Code. For the avoidance of doubt, the New Corporate Governance Documents shall be included as exhibits to the Plan Supplement. After the Plan Effective Date, the Reorganized Debtors may amend and restate their respective New Corporate Governance Documents in accordance with the terms thereof, and the Reorganized Debtors may file such amended certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by the Laws of the respective states, provinces, or countries of incorporation and the New Corporate Governance Documents.

J.	Directors and Officers of the Reorganized Debtors.

As of the Plan Effective Date, the term of the current members of the board of directors or other Governing Body of Venator shall expire, and the members for the initial term of the New Board shall be appointed; provided that the independent directors serving on the special committee of the board of directors of the Debtors shall retain authority following the Plan Effective Date with respect to matters relating to Professional Fee Claim requests by Professionals acting at their authority and direction in accordance with the terms of the Plan. The independent directors serving on the special committee of the board of directors of the Debtors shall not have any of their privileged and confidential documents, communications, or information transferred (or deemed transferred) to the Reorganized Debtors or any other Person or Entity without the prior written consent of the independent directors. The initial New Board shall consist of seven (7) directors, including (a) the Chief Executive Officer of Reorganized Venator; (b) if the members of the Cross-Holder Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Cross-Holder Group; and (c) if the members of the Term Lender Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Term Lender Group. The identities of the initial members of the New Board will be included in the Plan Supplement, to the extent known at the time of filing. Each such member and officer of the Reorganized Debtors shall serve from and after the Plan Effective Date pursuant to the terms of the New Corporate Governance Documents and other constituent documents of the Reorganized Debtors.

K.	Effectuating Documents; Further Transactions.

On and after the Plan Effective Date, the Reorganized Debtors, and their respective officers and boards of directors and managers, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

L.	Certain Securities Law Matters.

The offering of any New Ordinary Shares prior to the Petition Date shall be exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The offering, issuance, exchange, and distribution of the New Ordinary Shares (excluding MIP Shares), as contemplated by Article III of the Plan, after the Petition Date shall be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S., state, or local law requiring registration prior to the offering, issuance, exchange, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code, and to the extent such exemption is not available, then such New Ordinary Shares (including MIP Shares) will be offered, issued, exchanged, and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws, including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Such New Ordinary Shares, to the extent offered, issued and distributed pursuant to section 1145 of the Bankruptcy Code, (i) will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (ii) will be freely tradeable and transferable without registration under the Securities Act in the United States by the recipients thereof that are not, and have not been within 90 days of such transfer, an “affiliate” of the Debtors as defined in Rule 144(a)(1) under the Securities Act, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws and any rules and regulations of the SEC or state or local securities laws, if any, applicable at the time of any future transfer of such securities or instruments.

Persons who receive the New Ordinary Shares pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder will hold “restricted securities” and may not be transferred except pursuant to an effective registration statement or under an available exemption from the registration requirements of the Securities Act. Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of such restricted securities would, however, under certain conditions, be permitted to resell New Ordinary Shares without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A under the Securities Act or any other registration exemption under the Securities Act, or if such sales of restricted securities are registered under the Securities Act.

The Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order to any Entity (including DTC and any transfer agent for the New Ordinary Shares) with respect to the treatment of the New Ordinary Shares to be issued under the Plan under applicable securities laws. DTC and any transfer agent for the New Ordinary Shares shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Ordinary Shares to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services. Notwithstanding anything to the contrary in the Plan, no Entity (including DTC and any transfer agent for the New Ordinary Shares) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New Ordinary Shares to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

M.	Section 1146 Exemption.

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, reinstatement, distribution, transfer, or exchange of any debt, Security, or other interest in the Debtors or the Reorganized Debtors; (2) the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or sublease; (5) the grant of collateral as security for any or all of the Exit Facilities; or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

N.	Employment Obligations.

Unless otherwise provided in the Plan, and subject to Article V of the Plan, all employee wages, compensation, retiree benefits (as defined in 11 U.S.C. § 1114(a)), and benefit programs in place as of the Plan Effective Date with the Debtors, including for the avoidance of doubt, all executive compensation programs, executive employment agreements, and the Severance Plan, shall be assumed by the Reorganized Debtors and shall remain in place as of the Plan Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans as of the Plan Effective Date; provided that it is agreed and understood that the consummation of the Restructuring Transactions and the Plan and any associated organization changes shall not constitute a “change in control” or “change of control” or other similar event under any such agreement, arrangement, program, plan, or policy. For the avoidance of doubt, pursuant to section 1129(a)(13) of the Bankruptcy Code, as of the Plan Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. On the Plan Effective Date, the Reorganized Debtors shall (a) assume all employment agreements, indemnification agreements, or other agreements entered into with current employees; provided that it is agreed to and understood that the consummation of the Restructuring Transactions and the Plan and any associated organization changes shall not constitute a “change in control” or “change of control” or other similar event under any such agreement, arrangement, program, plan, or policy; or (b) enter into new agreements with such employees on terms and conditions acceptable to the Reorganized Debtors and such employee. For the avoidance of doubt, the Third Party Release does not release the Debtors from their obligations to retirees as set forth in the Plan.

O.	Management Incentive Plan.

Effective on the Plan Effective Date, the Reorganized Debtors shall implement the Management Incentive Plan.  The Management Incentive Plan shall provide for no less than 30.0% of the Management Incentive Plan Pool to be allocated within forty-five (45) days following the Plan Effective Date to the Management Incentive Plan Participants on terms to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional forty-five (45) days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial forty-five (45) day period.  The remaining 70.0% of the Management Incentive Plan Pool will be available to be allocated after the Plan Effective Date, in the form and on terms as determined by the New Board in consultation with the Management Incentive Plan Participants.  If either (a) the New Board does not institute the Management Incentive Plan in accordance with the terms of the Plan (including the time periods set forth therein) or (b) the allocation to any Management Incentive Plan Participant or any other term thereof is not satisfactory to such participant (as determined in such participant’s sole discretion) prior to the expiration of the time periods set forth herein, in either case, such event shall constitute a “Termination for Good Reason” under the participant’s employment agreement and under the Severance Plan.

P.	Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article IV.O of the Plan, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Plan Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII of the Plan. For the avoidance of doubt, the Debtors and the Reorganized Debtors, pursuant to the Plan, release in full (and are not preserving) any Claim or Cause of Action against the Consenting Creditors, the Backstop Parties, the DIP Lenders, the Holders of the DIP Roll-Up Claims, the ABL Agent, and their respective Affiliates and advisors (each in their capacity as such).

Subject to the limitations expressly provided herein, including the Releases set forth in Article VIII of the Plan, Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity (other than Consenting Creditors, Backstop Parties, the ABL Agent, the Holders of the DIP Roll-Up Claims, or the DIP Lenders, and their respective Affiliates and advisors) may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

The Reorganized Debtors reserve and shall retain such Causes of Action notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the corresponding Reorganized Debtor, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. The Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action unless released pursuant to the Plan. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court. For the avoidance of doubt, any Claims or Causes of Action against the Consenting Creditors, the Backstop Parties, the Holders of DIP Roll-Up Claims, the ABL Agent, or the DIP Lenders and their respective Affiliates and advisors (each in their capacity as such) shall not be retained Causes of Action.

Q.	DTC Eligibility.

The Debtors and the Reorganized Debtors, as applicable, shall use commercially reasonable efforts to promptly make the New Ordinary Shares eligible for deposit with DTC.

R.	Closing the Chapter 11 Cases.

Upon the occurrence of the Plan Effective Date, the Reorganized Debtors shall be permitted to close all of the Chapter 11 Cases except for one of the Chapter 11 Cases, as determined by the Reorganized Debtors, and all pending or contested matters relating to each of the Debtors, including objections to Claims, shall be administered and heard in such Chapter 11 Case.

VIII.	OTHER KEY ASPECTS OF THE PLAN

A.	Treatment of Executory Contracts and Unexpired Leases.

1.	Assumption of Executory Contracts and Unexpired Leases.

On the Plan Effective Date, except as otherwise provided in the Plan, each Executory Contract and Unexpired Lease shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Plan Effective Date under sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract and Unexpired Lease: (1) was assumed, assumed and assigned, or rejected previously by the Debtors; (2) previously expired or terminated pursuant to its own terms; (3) is the subject of a motion to reject Filed on or before the Plan Effective Date; or (4) is identified on the Rejected Executory Contract and Unexpired Lease List. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates.

Entry of the Confirmation Order by the Bankruptcy Court shall constitute a court order approving the assumptions, assumptions and assignments, or rejections of the Executory Contracts or Unexpired Leases as set forth in the Plan or the Rejected Executory Contract and Unexpired Lease List pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Any motions to assume Executory Contracts or Unexpired Leases pending on the Plan Effective Date shall be subject to approval by the Bankruptcy Court on or after the Plan Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed pursuant to Article V.A of the Plan or pursuant to any order of the Bankruptcy Court, which has not been assigned to a third party before the Confirmation Date, shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption or rejection under applicable federal Law. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors (not to be unreasonably withheld or delayed), reserve the right to alter, amend, modify, or supplement the Rejected Executory Contract and Unexpired Lease List at any time through and including thirty (30) days after the Plan Effective Date.

To the maximum extent permitted by applicable Law, to the extent that any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” or similar provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

2.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be Filed with the Claims and Noticing Agent and served on the Reorganized Debtors no later than thirty (30) days after the effective date of such rejection.

Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not Filed with the Claims and Noticing Agent within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors, the Reorganized Debtors, the Estates, or their property, without the need for any objection by the Debtors or Reorganized Debtors, or further notice to, action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, and be subject to the permanent injunction set forth in  Article VIII.F of the Plan, notwithstanding anything in a Proof of Claim to the contrary.

All Claims arising from the rejection by any Debtor of any Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code shall be treated as a General Unsecured Claim pursuant to Article III.B of the Plan and may be objected to in accordance with the provisions of Article VII of the Plan and the applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

3.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

The Debtors or the Reorganized Debtors, as applicable, shall pay Cures, if any, on the Plan Effective Date or as soon as reasonably practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure that differ from the amounts paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty must be Filed with the Bankruptcy Court on or before thirty (30) days after the Plan Effective Date. Any such request that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the Cure; provided that nothing herein shall prevent the Reorganized Debtors from paying any Cure despite the failure of the relevant counterparty to File such request for payment of such Cure. The Reorganized Debtors, in consultation with Required Consenting Creditors, also may settle any Cure without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan must be Filed with the Bankruptcy Court on or before thirty (30) days after the Plan Effective Date. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing, or such other setting as requested by the Debtors or Reorganized Debtors, for which such objection is timely Filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

If there is any dispute regarding any Cure, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of Cure shall occur as soon as reasonably practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or the Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise and full payment of any applicable Cure pursuant to Article V of the Plan shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the Plan Effective Date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, and for which any Cure has been fully paid pursuant to Article V of the Plan, shall be deemed disallowed and expunged as of the Plan Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

4.	Insurance Policies.

Each of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan, on the Plan Effective Date, (1) the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all insured Claims and (2) such insurance policies and any agreements, documents, or instruments relating thereto shall revest in the Reorganized Debtors.

The Reorganized Debtors shall not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies in effect prior to the Plan Effective Date (including, without limitation, any tail policy), and any directors and officers of the Debtors who served in such capacity at any time before or after the Plan Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and/or officers remain in such positions after the Plan Effective Date. Notwithstanding anything herein to the contrary, the Debtors and the Reorganized Debtors shall retain the ability to supplement such directors’ and officers’ insurance policies as the Debtors deem necessary, including by purchasing any tail coverage (including, without limitation, a tail policy).

5.	Indemnification Policies.

Consistent with applicable Law, all Indemnification Provisions in place as of the Plan Effective Date shall be reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Plan and the Restructuring Transactions on terms no less favorable to such current and former officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the Indemnification Provisions in place prior to the Plan Effective Date.

6.	Reservation of Rights.

Nothing contained in the Plan or the Plan Supplement, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any of the Reorganized Debtors have any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have forth-five (45) days following entry of a Final Order resolving such dispute to alter its treatment of such contract or lease under the Plan.

7.	Nonoccurrence of Plan Effective Date.

In the event that the Plan Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

8.	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or the Reorganized Debtors liable thereunder in the ordinary course of their business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

B.	Provisions Governing Distributions.

1.	Timing and Calculation of Amounts to Be Distributed.

Unless otherwise provided in the Plan, on the Plan Effective Date (or, if a Claim is not an Allowed Claim on the Plan Effective Date, on the date that such Claim becomes an Allowed Claim, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII of the Plan. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Plan Effective Date.

2.	Disbursing Agent.

All distributions under the Plan shall be made by the Disbursing Agent on the Plan Effective Date. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. Additionally, in the event that the Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.

3.	Rights and Powers of Disbursing Agent.

a.	Powers of the Disbursing Agent.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

b.	Expenses Incurred On or After the Plan Effective Date.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent (including the Agents/Trustees) on or after the Plan Effective Date (including taxes), and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses), made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

4.	Delivery of Distributions and Undeliverable or Unclaimed Distributions.

a.	Record Date for Distribution.

On the Distribution Record Date, the Claims Register shall be closed and any party responsible for making distributions shall instead be authorized and entitled to recognize only those record Holders listed on the Claims Register as of the close of business on the Distribution Record Date. If a Claim, other than one based on a publicly traded Security, is transferred twenty (20) or fewer days before the Distribution Record Date, the Disbursing Agent shall make distributions to the transferee only to the extent practicable and, in any event, only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

b.	Delivery of Distributions in General.

Except as otherwise provided herein, the Disbursing Agent shall make distributions to Holders of Allowed Claims and Allowed Interests (as applicable) as of the Distribution Record Date at the address for each such Holder as of the date of any such distribution; provided that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.

c.	Minimum Distributions.

No fractional shares of New Ordinary Shares shall be distributed and no Cash shall be distributed in lieu of such fractional amounts. When any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest (as applicable) would otherwise result in the issuance of a number of shares of New Ordinary Shares that is not a whole number, the actual distribution of shares of New Ordinary Shares shall be rounded as follows: (a) fractions of one-half (½) or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half (½) shall be rounded to the next lower whole number with no further payment therefore. The total number of authorized shares of New Ordinary Shares to be distributed under the Plan shall be adjusted as necessary to account for the foregoing rounding.

d.	Undeliverable Distributions and Unclaimed Property.

In the event that any distribution to any Holder of Allowed Claims or Allowed Interests (as applicable) is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then-current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one (1) year from the Plan Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors automatically and without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal, provincial or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder of Claims to such property or interest in property shall be discharged and forever barred.

5.	Surrender of Canceled Instruments or Securities.

On the Plan Effective Date or as soon as reasonably practicable thereafter, each holder of a certificate or instrument evidencing a Claim or an Interest shall be deemed to have surrendered such certificate or instrument to the Disbursing Agent. Such surrendered certificate or instrument shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such certificate or instrument, including with respect to any indenture or agreement that governs the rights of the holder of a Claim or Interest, which shall continue in effect for purposes of allowing holders to receive distributions under the Plan, charging liens, priority of payment, and indemnification rights. Notwithstanding anything to the contrary herein, this paragraph shall not apply to certificates or instruments evidencing Claims or Interests that are Unimpaired under the Plan.

6.	Manner of Payment.

At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

7.	Section 1145 Exemption.

Pursuant to section 1145 of the Bankruptcy Code, the issuance, exchange and distribution of the New Ordinary Shares (excluding the MIP Shares), as contemplated by Article III.B of the Plan, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable Law requiring registration prior to the offering, issuance, exchange, distribution, or sale of Securities, to the maximum extent possible. The offering of such New Ordinary Shares prior to the Petition Date shall be exempt from such registration requirements pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. In addition, to the extent New Ordinary Shares are offered, issued, exchanged, or distributed pursuant to section 1145 of the Bankruptcy Code, such New Ordinary Shares (excluding the MIP Shares) will be freely tradable in the U.S. by the recipients thereof, subject to the provisions of (i) section 1145 (b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act; (ii) compliance with applicable securities Laws and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such Securities or instruments; and (iii) any restrictions in the New Corporate Governance Documents.

8.	Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, any applicable withholding or reporting agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, any applicable withholding or reporting agent shall be authorized to take all actions necessary to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, Liens, and encumbrances.

9.	Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

10.	Foreign Currency Exchange Rate.

Except as otherwise provided in a Bankruptcy Court order, as of the Plan Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal (National Edition), on the Plan Effective Date.

11.	Setoffs and Recoupment.

Except as expressly provided in this Plan, each Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code, set off and/or recoup against any Plan Distributions to be made on account of any Allowed Claim, any and all claims, rights, and Causes of Action that such Reorganized Debtor may hold against the Holder of such Allowed Claim to the extent such setoff or recoupment (other than for any Allowed Claim held by the Consenting Creditors, Backstop Parties, the ABL Agent, the Holders of the DIP Roll-Up Claims, or DIP Lenders) is either (1) agreed in amount among the relevant Reorganized Debtor(s) and Holder of Allowed Claim or (2) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided that neither the failure to effectuate a setoff or recoupment nor the allowance of any Claim hereunder shall constitute a waiver or release by a Reorganized Debtor or its successor of any and all claims, rights, and Causes of Action that such Reorganized Debtor or its successor may possess against the applicable Holder. In no event shall any Holder of Claims against, or Interests in, the Debtors be entitled to recoup any such Claim or Interest against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors in accordance with Article XII.G of the Plan on or before the Plan Effective Date, notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

12.	Claims Paid or Payable by Third Parties.

a.	Claims Paid by Third Parties.

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day grace period specified above until the amount is fully repaid.

b.	Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

c.	Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Notwithstanding anything to the contrary contained herein (including Article III of the Plan), nothing contained in the Plan shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers, under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

C.	Procedures for Resolving Contingent, Unliquidated, and Disputed Claims.

1.	Disputed Claims Process.

Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all Allowed General Unsecured Claims under the Plan, except as required by the Plan, Holders of Claims need not file Proofs of Claim, and the Reorganized Debtors and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business as if the Chapter 11 Cases had not been commenced except that (unless expressly waived pursuant to the Plan) the Allowed amount of such Claims shall be subject to the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 and 503 of the Bankruptcy Code, to the extent applicable. All Proofs of Claim filed in these Chapter 11 Cases shall be considered objected to and Disputed without further action by the Debtors. Upon the Plan Effective Date, all Proofs of Claim filed against the Debtors, regardless of the time of filing, and including Proofs of Claim filed after the Plan Effective Date, shall be deemed withdrawn and expunged, other than as provided below. Notwithstanding anything in this Plan to the contrary, disputes regarding the amount of any Cure pursuant to section 365 of the Bankruptcy Code and Claims that the Debtors seek to have determined by the Bankruptcy Court, shall in all cases be determined by the Bankruptcy Court.

For the avoidance of doubt, there is no requirement to File a Proof of Claim or Proof of Interest (or move the Bankruptcy Court for allowance) to be an Allowed Claim or Allowed Interest, as applicable, under the Plan. Notwithstanding the foregoing, Entities must file Cure objections as set forth in Article VII of the Plan to the extent such Entity disputes the amount of the Cure paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty. Except as otherwise provided herein, all Proofs of Claim filed after the Plan Effective Date shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court.

2.	Allowance of Claims.

After the Plan Effective Date and subject to the terms of this Plan, each of the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim or Interest immediately prior to the Plan Effective Date. The Debtors may affirmatively determine to deem Unimpaired Claims Allowed to the same extent such Claims would be allowed under applicable non-bankruptcy law.

3.	Claims Administration Responsibilities.

Except as otherwise specifically provided in the Plan, after the Plan Effective Date, the Reorganized Debtors, in consultation with the Required Consenting Creditors, shall have the sole authority: (1) to File, withdraw, or litigate to judgment, objections to Claims or Interests; (2) to settle or compromise any Disputed Claim or Interest without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) to administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided herein, from and after the Plan Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had immediately prior to the Plan Effective Date with respect to any Disputed Claim or Interest, including the Causes of Action retained pursuant to the Plan.

Any objections to Claims and Interests other than General Unsecured Claims shall be served and Filed on or before the 120th day after the Plan Effective Date or by such later date as ordered by the Bankruptcy Court. All Claims and Interests other than General Unsecured Claims not objected to by the end of such 120-day period shall be deemed Allowed unless such period is extended upon approval of the Bankruptcy Court.

Notwithstanding the foregoing, the Debtors and Reorganized Debtors shall be entitled to dispute and/or otherwise object to any General Unsecured Claim in accordance with applicable nonbankruptcy law. If the Debtors or Reorganized Debtors dispute any General Unsecured Claim, such dispute shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Chapter 11 Cases had not been commenced. In any action or proceeding to determine the existence, validity, or amount of any General Unsecured Claim, any and all claims or defenses that could have been asserted by the applicable Debtor(s) or the Entity holding such General Unsecured Claim are preserved as if the Chapter 11 Cases had not been commenced.

4.	Estimation of Claims and Interests.

Before or after the Plan Effective Date, the Debtors or the Reorganized Debtors, as applicable, (and in consultation with the Required Consenting Creditors) may (but are not required to) at any time request that the Bankruptcy Court estimate any Disputed Claim or Interest that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party in interest previously has objected to such Claim or Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim or Interest, including during the litigation of any objection to any Claim or Interest or during the appeal relating to such objection. Notwithstanding any provision otherwise in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim or Interest, that estimated amount shall constitute a maximum limitation on such Claim or Interest for all purposes under the Plan (including for purposes of distributions), and the relevant Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest.

5.	Adjustment to Claims or Interests without Objection.

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register by the Reorganized Debtors without the Reorganized Debtors having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

6.	Disallowance of Claims or Interests.

All Claims and Interests of any Entity from which property is sought by the Debtors under sections 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (1) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, as applicable, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code; and (2) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

7.	No Distributions Pending Allowance.

Notwithstanding any other provision of the Plan, if any portion of a Claim or Interest is a Disputed Claim or Interest, as applicable, no payment or distribution provided hereunder shall be made on account of such Claim or Interest unless and until such Disputed Claim or Interest becomes an Allowed Claim or Interest; provided that if only the Allowed amount of an otherwise valid Claim or Interest is Disputed, such Claim or Interest shall be deemed Allowed in the amount not Disputed and payment or distribution shall be made on account of such undisputed amount.

8.	Distributions After Allowance.

To the extent that a Disputed Claim or Interest ultimately becomes an Allowed Claim or Interest, distributions (if any) shall be made to the holder of such Allowed Claim or Interest in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim or Interest becomes a Final Order, the Disbursing Agent shall provide to the holder of such Claim or Interest the distribution (if any) to which such holder is entitled under the Plan as of the Plan Effective Date, without any interest to be paid on account of such Claim or Interest.

9.	No Postpetition Interest on Claims.

Unless otherwise specifically provided for in the Plan or the Confirmation Order, or required by applicable bankruptcy and non-bankruptcy law, postpetition interest shall not accrue or be paid on any prepetition Claims against the Debtors, and no Holder of a prepetition Claim against the Debtors shall be entitled to interest accruing on or after the Petition Date on any such prepetition Claim. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Plan Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

D.	Conditions Precedent to Confirmation and Consummation of the Plan.

1.	Conditions Precedent to the Plan Effective Date.

It shall be a condition to the Plan Effective Date of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.A of the Plan:

i.	the Restructuring Support Agreement shall not have been terminated by all parties thereto and shall remain in full force and effect;

ii.	the Final DIP Order shall be in full force and effect and there shall be no defaults under the DIP Documents continuing unless waived by the requisite DIP Lenders in accordance with the terms of the DIP Documents;

iii.	the Restructuring Transactions have been implemented in accordance with the Restructuring Steps Memorandum in all material respects;

iv.	an order approving the Disclosure Statement and an order confirming the Plan (which, for the avoidance of doubt, may be the same order) shall have been entered and such orders shall not have been stayed, modified, or vacated on appeal;

v.	the Backstop Commitment Agreement (if any) shall not have been terminated and shall remain in full force and effect;

vi.	the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been Filed in a manner consistent in all material respects with the Plan and subject to the consent rights in the Restructuring Support Agreement or other Definitive Document;

vii.	the Plan, Confirmation Order, and all schedules, documents, supplements, and exhibits to the Plan, and any other Definitive Documents shall have become effective, subject to the consent and approval rights set forth in the Restructuring Support Agreement;

viii.	the New Ordinary Shares shall have been issued (with all conditions precedent thereto having been satisfied or waived);

ix.	all Professional Fee Amounts that require the approval of the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses after the Plan Effective Date shall have been funded into the Professional Fee Escrow Account pending the approval of such fees and expenses by the Bankruptcy Court;

x.	all Restructuring Expenses shall have been paid in accordance with the Plan; and

xi.	any and all requisite governmental, regulatory, and third-party approvals and consents shall have been obtained.

2.	Waiver of Conditions.

The conditions to the Plan Effective Date set forth in Article IX of the Plan may be waived in whole or in part at any time by the Debtors only with the prior written consent of the Required Consenting Creditors (email shall suffice), without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

3.	Substantial Consummation.

“Substantial consummation” of the Plan, as defined by section 1101(2) of the Bankruptcy Code, shall be deemed to occur on the Effective Date.

4.	Effect of Failure of Conditions.

If Consummation does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by the Debtors, Claims, or Interests; (2) prejudice in any manner the rights of the Debtors, any Holders of Claims or Interests, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity, respectively; provided that all provisions of the Restructuring Support Agreement that survive termination thereof shall remain in effect in accordance with the terms thereof.

E.	Modification, Revocation, or Withdrawal of the Plan.

1.	Modification and Amendments.

Except as otherwise specifically provided in the Plan and to the extent permitted by the Restructuring Support Agreement and applicable law, the Debtors reserve the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to those restrictions on modifications set forth in the Plan and the Restructuring Support Agreement, and the requirements of section 1127 of the Bankruptcy Code, Rule 3019 of the Federal Rules of Bankruptcy Procedure, and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, each of the Debtors expressly reserves its respective rights to revoke or withdraw, or, to alter, amend, or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

2.	Effect of Confirmation on Modifications.

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

3.	Revocation or Withdrawal of Plan.

To the extent permitted by the Restructuring Support Agreement (including the consent, approval, and consultation rights set forth therein), the Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to File subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected under the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity.

IX.	Risk Factors

BEFORE TAKING ANY ACTION WITH RESPECT TO THE PLAN, HOLDERS OF CLAIMS AGAINST THE DEBTORS WHO ARE ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN SHOULD READ AND CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT, THE PLAN, AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH, REFERRED TO, OR INCORPORATED BY REFERENCE INTO THIS DISCLOSURE STATEMENT, INCLUDING OTHER DOCUMENTS FILED WITH THE BANKRUPTCY COURT IN THE CHAPTER 11 CASES. THE RISK FACTORS SHOULD NOT BE REGARDED AS CONSTITUTING THE ONLY RISKS PRESENT IN CONNECTION WITH THE DEBTORS’ BUSINESSES OR THE RESTRUCTURING AND CONSUMMATION OF THE PLAN. EACH OF THE RISK FACTORS DISCUSSED IN THIS DISCLOSURE STATEMENT MAY APPLY EQUALLY TO THE DEBTORS AND THE REORGANIZED DEBTORS, AS APPLICABLE AND AS CONTEXT REQUIRES.

A.	Bankruptcy Law Considerations.

The occurrence or non-occurrence of any or all of the following contingencies, and any others, could affect distributions available to Holders of Allowed Claims under the Plan but will not necessarily affect the validity of the vote of the Impaired Classes to accept or reject the Plan or necessarily require a re-solicitation of the votes of Holders of Claims in such Impaired Classes.

1.	The Debtors Will Consider All Available Restructuring Alternatives if the Restructuring Transactions are Not Implemented, and Such Alternatives May Result in Lower Recoveries for Holders of Claims Against and Interests in the Debtors.

If the Restructuring Transactions are not implemented, the Debtors will consider all available restructuring alternatives, including filing an alternative chapter 11 plan, converting to a chapter 7 plan, commencing section 363 sales of the Debtors’ assets and any other transaction that would maximize the value of the Debtors’ estates. The terms of any Alternative Restructuring Proposal may be less favorable to Holders of Claims against and Interests in the Debtors than the terms of the Plan as described in this Disclosure Statement.

•	Any material delay in the confirmation of the Plan, the Chapter 11 Cases, or the threat of rejection of the Plan by the Bankruptcy Court, would add substantial expense and uncertainty to the process.

•	The uncertainty surrounding a prolonged restructuring would have other adverse effects on the Debtors. For example, it would adversely affect:

▪	the Debtors’ ability to raise additional capital;

▪	the Debtors’ liquidity;

▪	how the Debtors’ business is viewed by regulators, investors, lenders, and credit ratings agencies;

▪	the Debtors’ enterprise value; and

▪	the Debtors’ business relationship with customers and vendors.

2.	Parties in Interest May Object to the Plan’s Classification of Claims and Interests.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests in such class. The Debtors believe that the classification of the Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code because the Debtors created Classes of Claims and Interests each encompassing Claims or Interests, as applicable, that are substantially similar to the other Claims or Interests, as applicable, in each such Class. Nevertheless, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

Although the Debtors believe that the classifications of Claims and Interests under the Plan complies with the requirements set forth in the Bankruptcy Code, once any Chapter 11 Cases have been commenced, a Holder could challenge the classifications. In such event, the cost of the Plan and the time needed to confirm the Plan may increase, and the Debtors cannot be sure that the Bankruptcy Court will agree with the Debtors’ classification of Claims and Interests. If the Bankruptcy Court concludes that either or both of the classification of Claims and Interests under the Plan does not comply with the requirements of the Bankruptcy Code, the Debtors may need to modify the Plan. Such modification could require a resolicitation of votes on the Plan. The Plan may not be confirmed if the Bankruptcy Court determines that the Debtors classifications of Claims and Interests is not appropriate.

3.	The Bankruptcy Court May Not Approve the Debtors’ Use of Cash Collateral or the DIP New Money Facility.

Upon commencing the Chapter 11 Cases, the Debtors will ask the Bankruptcy Court to authorize the Debtors to postpetition financing arrangements and use cash collateral to fund the Chapter 11 Cases and to provide customary adequate protection to the prepetition secured creditors, in accordance with the terms of the Restructuring Support Agreement. Such access to postpetition financing and cash collateral will provide liquidity during the pendency of the Chapter 11 Cases. There can be no assurance that the Bankruptcy Court will approve the debtor-in-possession financing and/or such use of cash collateral on the terms requested. Moreover, if the Chapter 11 Cases take longer than expected to conclude, the Debtors may exhaust their available cash collateral and postpetition financing. There is no assurance that the Debtors will be able to obtain an extension of the right to obtain further postpetition financing and/or use cash collateral, in which case, the liquidity necessary for the orderly functioning of the Debtors’ businesses may be impaired materially.

4.	The Restructuring Support Agreement May Be Terminated.

As more fully set forth in the Restructuring Support Agreement, the Restructuring Support Agreement may be terminated upon the occurrence of certain events, including, among others, the issuance of certain government orders, the Bankruptcy Court entering an Order denying confirmation of the Plan, the Debtors’ failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, and uncured breaches by the Debtors and/or the Consenting Creditors of their respective obligations under the documents. In the event that the Restructuring Support Agreement is terminated, the Debtors may seek a non-consensual restructuring alternative, including a potential liquidation of their assets.

5.	The Conditions Precedent to Consummation of the Plan May Not Occur.

As more fully set forth in the Plan, the Plan’s effectiveness is subject to a number of conditions precedent. If these conditions precedent are not satisfied or waived, one or more parts of the Plan may not be effective and, because consummation of the Plan is itself a condition precedent to the Effective Date, the Effective Date may not take place.

6.	The Conditions Precedent to the Plan Effective Date May Not Occur.

As more fully set forth in Article IX of the Plan, the Confirmation and Plan Effective Date of the Plan are subject to a number of conditions precedent. If such conditions precedent are not waived or not met, the Confirmation and Effective Date of the Plan will not take place. In the event that the Effective Date does not occur, the Debtors may seek Confirmation of a new plan. If the Debtors do not have sufficient working capital to continue their operations or if the new plan is not confirmed, the Debtors may be forced to liquidate their assets.

7.	The Debtors May Fail to Satisfy Vote Requirements.

If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to seek, as promptly as practicable thereafter, Confirmation of the Plan. In the event that sufficient votes are not received, the Debtors may need to seek to confirm an alternative chapter 11 plan or transaction. There can be no assurance that the terms of any such alternative chapter 11 plan or other transaction would be similar or as favorable to the Holders of Interests and Allowed Claims as those proposed in the Plan and the Debtors do not believe that any such transaction exists or is likely to exist that would be more beneficial to the Estates than the Plan.

8.	The Debtors May Not Be Able to Secure Confirmation of the Plan.

Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation of a chapter 11 plan, and requires, among other things, a finding by the Bankruptcy Court that: (a) such plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting classes; (b) confirmation of such plan is not likely to be followed by a liquidation or a need for further financial reorganization unless such liquidation or reorganization is contemplated by the plan; and (c) the value of distributions to non-accepting Holders of Claims or equity interests within a particular class under such plan will not be less than the value of distributions such holders would receive if the debtors were liquidated under chapter 7 of the Bankruptcy Code.

There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting Holder of an Allowed Claim might challenge either the adequacy of this Disclosure Statement or whether the balloting procedures and voting results satisfy the requirements of the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determines that this Disclosure Statement, the balloting procedures, and voting results are appropriate, the Bankruptcy Court could still decline to confirm the Plan if it finds that any of the statutory requirements for Confirmation are not met. If a chapter 11 plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether the Debtors will be able to reorganize their business and what, if anything, Holders of Interests and Allowed Claims against them would ultimately receive.

The Debtors, subject to the terms and conditions of the Plan and the Restructuring Support Agreement, reserve the right to modify the terms and conditions of the Plan as necessary for Confirmation. Any such modifications could result in less favorable treatment of any non-accepting class of Claims or Interests, as well as any class junior to such non-accepting class, than the treatment currently provided in the Plan. Such a less favorable treatment could include a distribution of property with a lesser value than currently provided in the Plan or no distribution whatsoever under the Plan.

9.	The Debtors May Not Be Able to Secure Nonconsensual Confirmation Over Certain Impaired Non-Accepting Classes.

In the event that any impaired class of claims or interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm a plan at the proponents’ request if at least one impaired class (as defined under section 1124 of the Bankruptcy Code) has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired class(es). The Debtors believe that the Plan satisfies these requirements, and the Debtors may request such nonconsensual Confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion. In addition, the pursuit of nonconsensual Confirmation or Consummation of the Plan may result in, among other things, increased expenses relating to professional compensation.

10.	Even if the Restructuring Transactions are Successful, the Debtors Will Face Continued Risk Upon Confirmation.

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, changes in demand for the Debtors’ products and services, and increasing expenses. See Article IX.C of this Disclosure Statement, entitled “Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.” Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

In addition, at the outset of the Chapter 11 Cases, the Bankruptcy Code provides the Debtors with the exclusive right to propose the Plan and prohibits creditors and others from proposing a plan. The Debtors will have retained the exclusive right to propose the Plan upon filing their Petitions. If the Bankruptcy Court terminates that right, however, or the exclusivity period expires, there could be a material adverse effect on the Debtors’ ability to achieve confirmation of the Plan in order to achieve the Debtors’ stated goals.

Furthermore, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

11.	The Bankruptcy Court May Find the Solicitation of Acceptances Inadequate.

Usually, votes to accept or reject a plan of reorganization are solicited after the filing of a petition commencing a chapter 11 case. Nevertheless, a debtor may solicit votes prior to the commencement of a chapter 11 case in accordance with sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). Sections 1125(g) and 1126(b) and Bankruptcy Rule 3018(b) require that:

•	solicitation comply with applicable nonbankruptcy law;

•	the plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote; and

•	the time prescribed for voting is not unreasonably short.

In addition, Bankruptcy Rule 3018(b) provides that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code will not be deemed to have accepted or rejected the plan if the court finds after notice and a hearing that the plan was not transmitted in accordance with reasonable solicitation procedures. Section 1126(b) of the Bankruptcy Code provides that a holder of a claim or interest that has accepted or rejected a plan before the commencement of a case under the Bankruptcy Code is deemed to have accepted or rejected the plan if (i) the solicitation of such acceptance or rejection was in compliance with applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation or (ii) there is no such law, rule, or regulation, and such acceptance or rejection was solicited after disclosure to such holder of adequate information (as defined by section 1125(a) of the Bankruptcy Code). While the Debtors believe that the requirements of sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) will be met, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

12.	The Chapter 11 Cases May Be Converted to Cases under Chapter 7 of the Bankruptcy Code.

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims, some of which would be entitled to priority, that would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts in connection with cessation of operations.

13.	One or More of the Chapter 11 Cases May Be Dismissed.

If the Bankruptcy Court finds that the Debtors have incurred substantial or continuing loss or diminution to the estate and lack of a reasonable likelihood of rehabilitation of the Debtors or the ability to effectuate substantial consummation of a confirmed plan, or otherwise determines that cause exists, the Bankruptcy Court may dismiss one or more of the Chapter 11 Cases. In such event, the Debtors would be unable to confirm the Plan with respect to the applicable Debtor or Debtors, which may ultimately result in significantly smaller distributions to creditors than those provided for in the Plan.

14.	The Debtors May Object to the Amount or Classification of a Claim.

Except as otherwise provided in the Plan, the Debtors reserve the right to object to the amount or classification of any Claim under the Plan, subject to the terms of the Restructuring Support Agreement. The estimates set forth in this Disclosure Statement cannot be relied upon by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.

15.	Risk that Foreign Courts Will Not Enforce the Confirmation Order.

After the Effective Date, the Reorganized Debtors will maintain business operations in certain Non-U.S. jurisdictions, including the United Kingdom, where many of the Debtors are incorporated. Additionally, implementation of the Plan and the Restructuring Transactions contemplated thereunder may require certain actions to be taken by and/or with respect to certain of the Debtors or Reorganized Debtors incorporated in certain foreign jurisdictions, including in England and Wales. There is a risk that the courts in these jurisdictions will not enforce the Confirmation Order, which may affect the Reorganized Debtors’ ability to effectuate certain relief granted pursuant to the Confirmation Order.

16.	Risk of Non-Occurrence of the Plan Effective Date.

Although the Debtors believe that the Plan Effective Date may occur quickly after the Confirmation Date, there can be no assurance as to such timing or as to whether the Effective Date will, in fact, occur. As more fully set forth in Article IX of the Plan, the Plan Effective Date is subject to a number of conditions precedent. If such conditions precedent are not satisfied or waived by the Debtors and applicable stakeholders in accordance with the consent rights under the Restructuring Support Agreement, the Plan Effective Date will not take place.

17.	The Bankruptcy Court May Dismiss Some or All of the Chapter 11 Cases.

Certain parties in interest may contest the Debtors’ authority to commence and/or prosecute the Chapter 11 Cases. If, pursuant to any such proceeding, the Bankruptcy Court finds that some or all of the Debtors could not commence the Chapter 11 Cases for any reason (including for cause or any grounds supporting abstention), the Debtors may be unable to consummate the transactions contemplated in the Plan. If some or all of the Chapter 11 Cases are dismissed, the Debtors may be forced to cease operations due to insufficient funding and/or liquidate their businesses in another forum to the detriment of all parties in interest.

18.	Contingencies Could Affect Votes of Impaired Classes to Accept or Reject the Plan.

The distributions available to Holders of Allowed Claims under the Plan can be affected by a variety of contingencies, including, without limitation, whether the Bankruptcy Court orders certain Allowed Claims to be subordinated to other Allowed Claims. The occurrence of any and all such contingencies, which could affect distributions available to Holders of Allowed Claims under the Plan, will not affect the validity of the vote taken by the Impaired Classes to accept or reject the Plan or require any sort of revote by the Impaired Classes.

The estimated Claims and creditor recoveries set forth in this Disclosure Statement are based on various assumptions, and the actual Allowed amounts of Claims may significantly differ from the estimates. Should one or more of the underlying assumptions ultimately prove to be incorrect, the actual Allowed amounts of Claims may vary from the estimated Claims contained in this Disclosure Statement. Moreover, the Debtors cannot determine with any certainty at this time, the number or amount of Claims that will ultimately be Allowed. Such differences may materially and adversely affect, among other things, the percentage recoveries to Holders of Allowed Claims under the Plan.

19.	Releases, Injunctions, and Exculpations Provisions May Not Be Approved.

Article VIII of the Plan provides for certain releases, injunctions, and exculpations, including a release of liens and third party releases that may otherwise be asserted against the Debtors, Reorganized Debtors, or Released Parties, as applicable. The releases, injunctions, and exculpations provided in the Plan are subject to objection by parties in interest and may not be approved. If the releases are not approved, certain Released Parties may withdraw their support for the Plan.

The releases provided to the Released Parties and the exculpation provided to the Debtors and the 1125(e) Exculpation Parties are necessary to the success of the Debtors’ reorganization because the Released Parties, the Debtors, and the 1125(e) Exculpation Parties have made significant contributions to the Debtors’ reorganizational efforts and have agreed to make further contributions, but only if they receive the full benefit of the Plan’s release and exculpation provisions. The Plan’s release and exculpation provisions are an inextricable component of the Restructuring Support Agreement and Plan and the significant deleveraging and financial benefits that they embody.

20.	Other Parties in Interest Might Be Permitted to Propose Alternative Plans of Reorganization that May be Less Favorable to Certain of the Debtors’ Constituencies than the Plan.

Other parties in interest could seek authority from the Bankruptcy Court to propose an alternative plan of reorganization to the Plan. Under the Bankruptcy Code, a debtor in possession initially has the exclusive right to propose and solicit acceptances of a plan of reorganization for a period of 120 days from the petition date. However, such exclusivity period can be reduced or terminated upon order of the Bankruptcy Court. If such an order were to be entered, parties in interest other than the Debtors would then have the opportunity to propose alternative plans of reorganization.

If another party in interest were to propose an alternative plan of reorganization following expiration or termination of the Debtors’ exclusivity period, such a plan may be less favorable to existing Holders of Claims or Interests.

The Debtors consider maintaining relationships with their stakeholders, customers, and other partners as critical to maintaining the value of their enterprise following the Effective Date and have sought to treat those constituencies accordingly. However, proponents of alternative plans of reorganization may not share the Debtors’ assessments and may seek to impair the Claims or Interests of such constituencies to a greater degree. If there were competing plans of reorganization, the Chapter 11 Cases likely would become longer, more complicated, more litigious, and much more expensive. If this were to occur, or if the Debtors’ stakeholders or other constituencies important to the Debtors’ business were to react adversely to an alternative plan of reorganization, the adverse consequences discussed in the foregoing sections also could occur.

21.	The Debtors’ Business May Be Negatively Affected If the Debtors Are Unable to Assume Their Executory Contracts and Unexpired Leases.

The Plan provides for the assumption of all Executory Contracts and Unexpired Leases, subject to certain exceptions. The Debtors intend to preserve as much of the benefit of their existing contracts and leases as possible. However, with respect to some limited classes of executory contracts, the Debtors may need to obtain the consent of the counterparty to maintain the benefit of the Executory Contract or Unexpired Lease. There is no guarantee that such consent either would be forthcoming or that conditions would not be attached to any such consent that makes assuming the Executory Contracts or Unexpired Leases unattractive. The Debtors would then be required to either forego the benefits offered by such Executory Contract or Unexpired Leases or to find alternative arrangements to replace them.

22.	Material Transactions Could Be Set Aside as Fraudulent Conveyances or Preferential Transfers.

Certain payments received by stakeholders prior to the bankruptcy filing could be challenged under applicable debtor/creditor or bankruptcy laws as either a “fraudulent conveyance” or a “preferential transfer.” A fraudulent conveyance occurs when a transfer of a debtor’s assets is made with the intent to defraud creditors or in exchange for consideration that does not represent reasonably equivalent value for the property transferred. A preferential transfer occurs upon a transfer of property of the debtor while the debtor is insolvent for the benefit of a creditor on account of an antecedent debt owed by the debtor that was made on or within 90 days before the date of filing of the bankruptcy petition or one year before the date of filing of the petition if the creditor, at the time of such transfer, was an insider. If any transfer is challenged in the Bankruptcy Court and found to have occurred with regard to any of the Debtors’ material transactions, the Bankruptcy Court could order the recovery of all amounts received by the recipient of the transfer.

23.	The Debtors May Be Unsuccessful in Obtaining First Day Orders to Permit the Debtors to Pay Their Key Suppliers and Employees, or to Continue to Perform Customer Programs, in the Ordinary Course of Business.

The Debtors have tried to address potential concerns of their key customers, vendors, employees and other parties in interest that might arise from the filing of the Plan through a variety of provisions incorporated into or contemplated by the Plan. However, there can be no guarantee that the Debtors will be successful in obtaining the necessary approvals of the Bankruptcy Court for such arrangements or for every party in interest the Debtors may seek to treat in this manner, and, as a result, the Debtors’ business might suffer.

24.	The Debtors May Seek to Amend, Waive, Modify or Withdraw the Plan at Any Time Prior to Its Confirmation.

The Debtors reserve the right, prior to the confirmation or substantial consummation thereof, subject to the provisions of Section 1127 of the Bankruptcy Code, applicable law, and the Restructuring Support Agreement, to amend the terms of the Plan or waive any conditions thereto if and to the extent such amendments or waivers are necessary or desirable to consummate the Plan. The potential impact of any such amendment or waiver on the Holders of Claims and Interests cannot presently be foreseen but may include a change in the economic impact of the Plan on some or all of the proposed Classes or a change in the relative rights of such Classes. All Holders of Claims and Interests will receive notice of such amendments or waivers required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances but prior to confirmation of the Plan, the Debtors seek to modify the Plan, the previously solicited acceptances will be valid only if (1) all Classes of adversely affected creditors and interest holders accept the modification in writing or (2) the Bankruptcy Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of Holders accepting Claims and Interests or is otherwise permitted by the Bankruptcy Code.

25.	The Restructuring Support Agreement Is Subject to Significant Conditions and Milestones That May Be Difficult to Satisfy.

There are certain material conditions that must be satisfied under the Restructuring Support Agreement, including the timely satisfaction of milestones in the Chapter 11 Cases. The ability to timely complete such milestones is subject to risks and uncertainties, many of which are beyond the Debtors’ control.

B.	Risks Related to Recoveries Under the Plan.

1.	The Reorganized Debtors May Not Be Able to Achieve Their Projected Financial Results.

The Reorganized Debtors may not be able to achieve their projected financial results. The Financial Projections set forth in this Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. While the Debtors believe that the Financial Projections contained in this Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the New Ordinary Shares may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

2.	Estimated Valuations of the Debtors, the New Ordinary Shares, and Estimated Recoveries to Holders of Allowed Claims and Interests Are Not Intended to Represent Potential Market Values.

The Debtors’ estimated recoveries to Holders of Allowed Claims and Allowed Interests are not intended to represent the market value of the Debtors’ Securities. The estimated recoveries are based on numerous assumptions (the realization of many of which will be beyond the control of the Debtors), including: (a) the successful reorganization of the Debtors; (b) an assumed date for the occurrence of the Effective Date; (c) the Debtors’ ability to achieve the operating and financial results included in the Financial Projections; (d) the Debtors’ ability to maintain adequate liquidity to fund operations; (e) the assumption that capital and equity markets remain consistent with current conditions; and (f) the Debtors’ ability to maintain critical existing customer relationships, including customer relationships with key customers.

3.	The Terms of the New Corporate Governance Documents Are Subject to Change Based on Negotiation and the Approval of the Bankruptcy Court.

The terms of the New Corporate Governance Documents are subject to change based on negotiations between the Debtors and the Consenting Creditors. Holders of Claims that are not the Consenting Creditors will not participate in these negotiations and the results of such negotiations may affect the rights of equity holders in Reorganized Debtors following the Effective Date.

4.	The Reorganized Debtors May Not Be Able to Generate or Receive Sufficient Cash to Service Their Debt and May Be Forced to Take Other Actions to Satisfy their Obligations, Which May Not Be Successful.

The Reorganized Debtors’ ability to make scheduled payments on their debt obligations depends on their financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may not be able to maintain a level of cash flow sufficient to permit them to pay the principal, premium, if any, and interest on their debt, including the Exit Facilities.

If cash flows and capital resources are insufficient to fund the Reorganized Debtors’ debt obligations, they could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance debt, including the Exit Facilities. These alternative measures may not be successful, may not be completed on economically attractive terms, or may not be adequate to satisfy their debt obligations when due.

Further, if the Reorganized Debtors suffer or appear to suffer from a lack of available liquidity, the evaluation of their creditworthiness by counterparties and rating agencies and the willingness of third parties to do business with them could be adversely affected.

5.	The New Ordinary Shares is Subject to Dilution.

The ownership percentage represented by the New Ordinary Shares distributed on the Effective Date under the Plan will be subject to dilution from the New Ordinary Shares issued in connection with the conversion of any other options, warrants, convertible securities, exercisable securities, or other securities that may be issued at or post-emergence, including pursuant to the Management Incentive Plan.

6.	A Decline in the Reorganized Debtors’ Credit Ratings Could Negatively Affect the Debtors’ Ability to Refinance Their Debt.

The Debtors’ or the Reorganized Debtors’ credit ratings could be lowered, suspended, or withdrawn entirely, at any time, by the rating agencies, if, in each rating agency’s judgment, circumstances warrant, including as a result of exposure to the credit risk and the business and financial condition of the Debtors or the Reorganized Debtors, as applicable. Downgrades in the Reorganized Debtors’ long-term debt ratings may make it more difficult to refinance their debt and increase the cost of any debt that they may incur in the future.

7.	Necessary Governmental Approvals May Not be Granted.

Consummation of the Restructuring Transactions may depend on approvals required by a Governmental Unit. Failure by any Governmental Unit to grant a necessary approval could prevent Consummation of the Restructuring Transactions and Confirmation of the Plan.

8.	Certain Tax Implications of the Plan May Increase the Tax Liability of the Reorganized Debtors.

Holders of Allowed Claims should carefully review Article XIII of this Disclosure Statement, entitled “Certain United States Federal Income Tax Consequences of the Plan,” to determine how the tax implications of the Plan and the Chapter 11 Cases may adversely affect the Reorganized Debtors and Holders of certain Claims.

C.	Risks Related to the Debtors’ and the Reorganized Debtors’ Businesses.

1.	The Reorganized Debtors May Not Be Able to Generate Sufficient Cash to Service All of Their Indebtedness.

The Reorganized Debtors’ ability to make scheduled payments on, or refinance their debt obligations, depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to pay the principal, premium, if any, and interest on their indebtedness, including, without limitation, potential borrowings under the Exit Facilities and upon emergence.

2.	The Debtors Will Be Subject to the Risks and Uncertainties Associated with the Chapter 11 Cases.

For the duration of the Chapter 11 Cases, the Debtors ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) ability to develop, confirm, and consummate the Restructuring Transactions specified in the Plan; (b) ability to obtain Bankruptcy Court approval with respect to motions Filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, vendors, service providers, customers, employees, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain Bankruptcy Court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain Bankruptcy Court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) the actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, service providers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

3.	Operating in Bankruptcy for a Long Period of Time May Harm the Debtors’ Businesses.

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity. So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases. The chapter 11 proceedings also require the Debtors to seek debtor-in-possession financing to fund operations. If the Debtors are unable to obtain final approval of such financing on favorable terms or at all, or if the Debtors are unable to fully draw on the availability under the DIP New Money Facility, the chances of successfully reorganizing the Debtors’ businesses may be seriously jeopardized, the likelihood that the Debtors will instead be required to liquidate or sell their assets may be increased, and, as a result, creditor recoveries may be significantly impaired.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even after a plan of reorganization is approved and implemented, the Reorganized Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

4.	Financial Results May Be Volatile and May Not Reflect Historical Trends.

The Financial Projections attached hereto as Exhibit C are based on assumptions that are an integral part of the projections, including Confirmation and Consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Debtors and some or all of which may not materialize.

In addition, unanticipated events and circumstances occurring after the date hereof may affect the actual financial results of the Debtors’ operations. These variations may be material and may adversely affect the value of the New Ordinary Shares and the ability of the Debtors to make payments with respect to their indebtedness. Because the actual results achieved may vary from projected results, perhaps significantly, the Financial Projections should not be relied upon as a guarantee or other assurance of the actual results that will occur.

Further, during the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date. In addition, if the Debtors emerge from the Chapter 11 Cases, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt fresh start accounting, in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends.

Lastly, the business plan was developed by the Debtors with the assistance of their advisors. There can be no assurances that the Debtors’ business plan will not change, perhaps materially, as a result of decisions that the board of directors may make after fully evaluating the strategic direction of the Debtors and their business plan. Any deviations from the Debtors’ existing business plan would necessarily cause a deviation.

5.	The Debtors’ Business is Subject to Various Laws and Regulations That Can Adversely Affect the Cost, Manner, or Feasibility of Doing Business.

The Debtors’ operations are subject to various international, federal, state and local laws and regulations, including occupational health and safety laws. The Debtors may be required to make large expenditures to comply with such regulations. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject the Debtors to administrative, civil and criminal penalties, which could have a material adverse effect on the business, financial condition, results of operations and cash flows of the Reorganized Debtors.

6.	The Reorganized Debtors May Be Adversely Affected by Potential Litigation, Including Litigation Arising Out of the Chapter 11 Cases.

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

7.	The Loss of Key Personnel Could Adversely Affect the Debtors’ Operations.

The Debtors’ operations are dependent on a relatively small group of key management personnel and a highly-skilled employee base. The Debtors’ recent liquidity issues and the Chapter 11 Cases have created distractions and uncertainty for key management personnel and employees. As a result, the Debtors have experienced and may continue to experience increased levels of employee attrition. Because competition for experienced personnel can be significant, the Debtors may be unable to find acceptable replacements with comparable skills and experience and the loss of such key management personnel could adversely affect the Debtors’ ability to operate their businesses. In addition, a loss of key personnel or material erosion of employee morale could have a material adverse effect on the Debtors’ ability to meet expectations, thereby adversely affecting the Debtors’ businesses and the results of operations.

8.	The Debtors May Be Adversely Affected by Misconduct by Employees, Third-Party Suppliers or Clients, or by Their Own Failure to Comply With Government Regulations.

The Debtors are subject to laws and government regulations in the countries and territories in which they operate, including those relating to fraud, data privacy, fair competition, bribery and corruption, import / export control, money laundering, trade sanctions and repatriation of earnings. The Debtors incur additional legal and compliance costs associated with their international operations and could become subject to penalties in such countries and territories if they do not comply with local laws and regulations. Although the Debtors have policies and procedures in place designed to ensure compliance with these laws and regulations, the policies and procedures do not guarantee compliance. The Debtors’ employees, third-party suppliers and clients could take actions in violation of the Debtors’ policies, which could have an adverse effect on the Debtors’ business, results of operations and financial condition, and harm the Debtors’ reputation.

9.	The Company Has Been, Is, and May Be in the Future, Involved in Various Legal Proceedings and May Experience Unfavorable Outcomes, Which Could Adversely Affect Their Business and Financial Condition.

The Debtors have been, are, and may be in the future, involved in various legal and regulatory proceedings, claims, investigations and inspections that involve claims for substantial amounts of money or for other relief or that might necessitate changes to the Debtors’ business or operations. The Debtors may be subject to client or employee complaints or lawsuits, lawsuits from competitors or others, or regulatory investigations or actions relating to their operations in various jurisdictions. The defense of these actions is and may continue to be time consuming, expensive, and disruptive to the Debtors’ operations. Resolving or defending legal matters can take years and resolutions can be unpredictable. If these legal proceedings were to result in an unfavorable outcome, they could create reputational damage and have a material adverse effect on the Debtors’ brand, reputation, business, and financial performance.

10.	Changes in Laws, Rules and Regulations Could Have an Adverse Effect on the Debtors’ Business and Results of Operations and May Result in the Debtors Incurring Penalties and Experiencing Other Adverse Effects on Their Business.

The Debtors’ business and financial condition could be adversely affected by unfavorable changes in, or to the interpretation of, existing laws, rules or regulations. The Debtors could also be subject to new laws, rules and regulations that are applicable to their business (including but not limited to those relating to chemical manufacturing) or to deregulation, which could result in increased operating and/or development costs, reduced revenues and/or restrictions on the Debtors’ operations. The Debtors are also impacted by changes in laws and regulations relating to the ongoing COVID-19 pandemic. Such changes could have a material adverse impact on the Debtors’ business, results of operations and financial condition.

11.	The Debtors’ Need for Substantial Liquidity May Impact Revenue.

The Debtors operate in a capital-intensive industry. If the Debtors’ cash flow from operations remains depressed or decreases, the Debtors may not have the ability to expend the capital necessary to improve or maintain their current operations, resulting in decreased revenues over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the remainder of the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand, cash flow from operations, and cash provided by the DIP New Money Facility will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and conditions of the DIP Orders; (b) their ability to maintain adequate cash on hand; (c) their ability to develop, confirm, and consummate the Plan or other alternative restructuring transactions; and (d) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control. In the event that cash on hand, cash flow from operations, and cash provided under the DIP New Money Facility are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

D.	Risks Related to the Offer and Issuance of Securities Under the Plan.

1.	The Debtors Do Not Intend to Offer to Register the New Ordinary Shares and Certain Holders of New Ordinary Shares May Be Restricted in Their Ability to Transfer or Sell Their Securities.

The New Ordinary Shares have not been registered under the Securities Act or any state securities laws. As summarized in Article XII of this Disclosure Statement, entitled “Certain Securities Law Matters,” certain of the shares of New Ordinary Shares may not be reoffered or resold except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The Debtors do not intend currently to register the resale or offer of the New Ordinary Shares under the Securities Act by any recipients of shares of New Ordinary Shares. As a result, certain of the New Ordinary Shares may be transferred or resold only in transactions exempt from the securities registration requirements of federal and applicable state laws.

Debtors believe that the offering, issuance, exchange, and distribution of the New Ordinary Shares (excluding MIP Shares), as contemplated by Article III of the Plan, after the Petition Date shall be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S., state, or local law requiring registration prior to the offering, issuance, exchange, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code, and to the extent such exemption is not available, then such New Ordinary Shares (including MIP Shares) will be offered, issued and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws, including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Such New Ordinary Shares, to the extent offered, issued, exchanged, and distributed pursuant to section 1145 of the Bankruptcy Code, (i) will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (ii) will be freely tradeable and transferable without registration under the Securities Act in the United States by the recipients thereof that are not, and have not been within 90 days of such transfer, an “affiliate” of the Debtors as defined in Rule 144(a)(1) under the Securities Act, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws and any rules and regulations of the SEC or state or local securities laws, if any, applicable at the time of any future transfer of such securities or instruments.

The Debtors expect that certain shares of New Ordinary Shares will be offered, issued, and distributed in reliance upon Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, will be considered “restricted securities,” and may not be transferred except pursuant to an effective registration statement under the Securities Act or an available exemption therefrom and pursuant to applicable state securities laws. Holders of such restricted securities may not be entitled to have their restricted securities registered and are not permitted to resell them except in accordance with an available exemption from registration under the Securities Act. Generally, Rule 144 of the Securities Act would permit the resale of securities received by a Person after a specified holding period if current information regarding the issuer is publicly available and, under certain circumstances, volume limitations, manner of sale requirements and certain other conditions are met. These conditions vary depending on whether the issuer is a reporting issuer and whether the holder of the restricted securities is an “affiliate” of the issuer. A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities of an issuer that does not file reports with the SEC pursuant to Rule 144 after a one-year holding period. An affiliate may resell restricted securities of an issuer that does not file reports with the SEC under Rule 144 after such holding period, as well as other securities without a holding period, but only if certain current public information regarding the issuer is available at the time of the sale and only if the affiliate also complies with the volume, manner of sale and notice requirements of Rule 144. The Debtors do not intend to make publicly available the requisite information regarding the Debtors, and, as a result, even after the holding period, Rule 144 will not be available for resales of such New Ordinary Shares by affiliates of the issuer. Restricted securities (as well as other securities held by affiliates) may be resold without holding periods under other exemptions from registration, including Rule 144A under the Securities Act and Regulation S under the Securities Act, but only in compliance with the conditions of such exemptions from registration.

The Debtors make no representation regarding the right of any Holder of New Ordinary Shares to freely resell such securities. See Article XII of this Disclosure Statement, entitled “Certain Securities Law Matters.”

2.	A Liquid Trading Market for the Shares of New Ordinary Shares May Not Develop.

Although the Debtors may apply to relist the New Ordinary Shares on a national securities exchange (subject to the terms of the Restructuring Support Agreement), the Debtors make no assurance that they will be able to obtain this listing or, even if the Debtors do, that liquid trading markets for shares of New Ordinary Shares will develop. The liquidity of any market for New Ordinary Shares will depend upon, among other things, the number of holders of shares of New Ordinary Shares, the Debtors’ financial performance, and the market for similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for the New Ordinary Shares will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. In the event an active trading market does not develop, the ability to transfer or sell New Ordinary Shares may be substantially limited.

In addition, the Reorganized Debtors may not be subject to the reporting and disclosure requirements of the Exchange Act or the Securities Act going forward, and Holders of the New Ordinary Shares will not be entitled to any information except as expressly required by the New Corporate Governance Documents. As a result, the information which the Debtors are required to provide in order to issue the New Ordinary Shares may be less than the Debtors would be required to provide if the New Ordinary Shares were registered. Among other things, the Debtors may not be required to provide: (a) separate financial information for any subsidiary; (b) selected historical consolidated financial data of Venator; (c) selected quarterly financial data of Venator; (d) certain information about the Debtors’ disclosure controls and procedures and their internal controls over financial reporting; and (e) certain information regarding the Debtors’ executive compensation policies and practices and historical compensation information for their executive officers. This lack of information could impair your ability to evaluate your ownership and the marketability of the New Ordinary Shares.

3.	The Debtors Could Modify the Rights Offering Procedures (If Any).

Subject to the consent of the certain Holders, the Debtors may modify any Rights Offering Procedures to among other things, include additional procedures, as needed, to effectuate the Rights Offering. Such modifications may adversely affect the rights of Rights Offering Participants.

4.	The Trading Price for the New Ordinary Shares May Be Depressed Following the Effective Date.

Following the Effective Date of the Plan, certain shares of the New Ordinary Shares may be sold to satisfy withholding tax requirements, to the extent necessary to fund such requirements. In addition, Holders of Claims that receive the New Ordinary Shares may seek to sell such securities in an effort to obtain liquidity. These sales and the volume of New Ordinary Shares available for trading could cause the trading price for the New Ordinary Shares to be depressed, particularly in the absence of an established trading market for the New Ordinary Shares.

X.	Solicitation and Voting Procedures

This Disclosure Statement, which is accompanied by a ballot (the “Ballot”) to be used for voting on the Plan, is being distributed to the Holders of Claims in those Classes that are entitled to vote to accept or reject the Plan.

A.	Holders of Claims Entitled to Vote on the Plan.

The Debtors are soliciting votes to accept or reject the Plan only from Holders of Claims in Classes 3 and 4 (the “Voting Classes”). The Holders of Claims in the Voting Classes are Impaired under the Plan and may, in certain circumstances, receive a distribution under the Plan. Accordingly, Holders of Claims in the Voting Classes have the right to vote to accept or reject the Plan. The Debtors are not soliciting votes from Holders of Claims or Interests in Classes 1, 2, 5, 6, 7, 8, and 9.5

B.	Voting on the Plan.

The Voting Deadline is June 15, 2023, at 4:00 p.m., prevailing Central Time. In order to be counted as votes to accept or reject the Plan, all Ballots must be properly executed, completed, and delivered as directed, so that your ballot or the master ballot containing your vote is actually received by the Solicitation Agent on or before the Voting Deadline. Ballots or master ballots returned by facsimile will not be counted.

[5]	As identified in the Debtors’ Emergency Motion for Entry of an Order (I) Scheduling a Combined Disclosure Statement Approval and Plan Confirmation Hearing, (II) Conditionally Approving the Disclosure Statement, (III) Establishing a Plan and Disclosure Statement Objection Deadline and Related Procedures, (IV) Approving the Solicitation Procedures, (V) Approving the Combined Notice, (VI) Waiving the Requirements for the U.S. Trustee to Convene a Meeting of the Creditors, (VII) Extending the Time for the Debtors to File (A) Schedules and SOFAs and (B) Rule 2015.3 Financial Reports, and (VIII) Granting Related Relief (the “Disclosure Statement Motion”).

C.	Ballots Not Counted.

No ballot will be counted toward Confirmation if, among other things: (1) it is illegible; (2) it is submitted by or on behalf of a Holder of a Claim or an Interest that is not entitled to vote on the Plan; (3) it is unsigned; (4) it is not clearly marked. Please refer to the proposed Disclosure Statement Order for additional requirements with respect to voting to accept or reject the Plan.

D.	Votes Required for Acceptance by a Class.

Under the Bankruptcy Code, acceptance of a plan of reorganization by a class of claims or interests is determined by calculating the amount and, if a class of claims, the number, of claims and interests voting to accept, as a percentage of the allowed claims or interests, as applicable, that have voted. Acceptance by a class of claims requires an affirmative vote of more than one-half in number of total allowed claims that have voted and an affirmative vote of at least two-thirds in dollar amount of the total allowed claims that have voted. Acceptance by a class of interests requires an affirmative vote of at least two-thirds in amount of the total allowed interests that have voted.

E.	Certain Factors to Be Considered Prior to Voting.

There are a variety of factors that all Holders of Claims entitled to vote on the Plan should consider prior to voting to accept or reject the Plan. These factors may impact recoveries under the Plan and include, among other things:

•	unless otherwise specifically indicated, the financial information contained in the Disclosure Statement has not been audited and is based on an analysis of data available at the time of the preparation of the Plan and the Disclosure Statement;

•	although the Debtors believe that the Plan complies with all applicable provisions of the Bankruptcy Code, the Debtors can neither assure such compliance nor that the Bankruptcy Court will confirm the Plan;

•	the Debtors may request Confirmation without the acceptance of the Plan by all Impaired Classes in accordance with section 1129(b) of the Bankruptcy Code; and

•	any delays of either Confirmation or Consummation could result in, among other things, increased Administrative Claims and Professional Claims.

While these factors could affect distributions available to Holders of Allowed Claims and Allowed Interests under the Plan, the occurrence or impact of such factors may not necessarily affect the validity of the vote of the Voting Classes or necessarily require a re-solicitation of the votes of Holders of Claims in the Voting Classes pursuant to section 1127 of the Bankruptcy Code.

For a further discussion of risk factors, please refer to “Risk Factors” described in Article IX of this Disclosure Statement.

F.	Solicitation Procedures.

1.	Claims and Noticing Agent.

The Debtors have retained Epiq Corporate Restructuring, LLC to act as, among other things, the Claims and Noticing Agent in connection with the solicitation of votes to accept or reject the Plan.

2.	Solicitation Package.

The following materials constitute the solicitation package distributed to Holders of Claims in the Voting Classes (collectively, the “Solicitation Package”): (a) the Disclosure Statement (including all exhibits thereto); and (b) the appropriate ballot in the form attached to the Order as Exhibits 5B and 6B (each, a “Ballot,” and collectively, the “Ballots”).

3.	Distribution of the Solicitation Package and Plan Supplement.

The Debtors will cause the Claims and Noticing Agent to commence distribution of the Solicitation Package to Holders of Claims in the Voting Classes on May 14, 2023, which is 32 days before the Voting Deadline (i.e., 4:00 p.m. (prevailing Central Time) on June 15, 2023).

The Solicitation Package (except the Ballot) may also be obtained from the Claims and Noticing Agent by: (a) calling the Debtors’ restructuring hotline at (888) 716-3497 (Toll Free U.S. & Canada) or (503) 436-6147 (international), (b) emailing venator@epiqglobal.com, and/or (c) writing to the Claims and Noticing Agent at Venator Ballot Processing Center, c/o Epiq Corporate Restructuring, LLC, 10300 SW Allen Boulevard, Beaverton, OR 97005. After the Debtors file the Chapter 11 Cases, you may also obtain copies of any pleadings Filed with the Bankruptcy Court for free by visiting the Debtors’ restructuring website, http://dm.epiq11.com/Venator (free of charge), or for a fee via PACER at https://www.pacer.gov/.

The Debtors shall file the Plan Supplement, to the extent reasonably practicable, with the Bankruptcy Court no later than seven days before the objection deadline to the Plan. If the Plan Supplement is updated or otherwise modified, such modified or updated documents will be made available on the Debtors’ restructuring website.

XI.	Confirmation of the Plan

A.	The Confirmation Hearing.

Under section 1128(a) of the Bankruptcy Code, the Bankruptcy Court, after notice, may hold a hearing to confirm a plan of reorganization. The Debtors will request, on the Petition Date, that the Bankruptcy Court set a hearing to approve the Plan and Disclosure Statement. The Confirmation Hearing may, however, be continued or adjourned from time to time without further notice to parties in interest other than an adjournment announced in open court or a notice of adjournment Filed with the Bankruptcy Court and served in accordance with the Bankruptcy Rules. Subject to section 1127 of the Bankruptcy Code and the Restructuring Support Agreement, the Plan may be modified, if necessary, prior to, during, or as a result of the Confirmation Hearing, without further notice to parties in interest.

Additionally, section 1128(b) of the Bankruptcy Code provides that a party in interest may object to Confirmation. The Debtors, in the same motion requesting a date for the Confirmation Hearing, will request that the Bankruptcy Court set a date and time for parties in interest to file objections to Confirmation of the Plan. An objection to Confirmation of the Plan must be Filed with the Bankruptcy Court and served on the Debtors and certain other parties in interest in accordance with the applicable order of the Bankruptcy Court so that it is actually received on or before the deadline to file such objections as set forth therein.

B.	Requirements for Confirmation of the Plan.

Among the requirements for Confirmation of the Plan pursuant to section 1129 of the Bankruptcy Code are: (1) the Plan is accepted by all Impaired Classes of Claims or Interests, or if rejected by an Impaired Class, the Plan “does not discriminate unfairly” and is “fair and equitable” as to the rejecting Impaired Class; (2) the Plan is feasible; and (3) the Plan is in the “best interests” of Holders of Claims or Interests.

At the Confirmation Hearing, the Bankruptcy Court will determine whether the Plan satisfies all of the requirements of section 1129 of the Bankruptcy Code. The Debtors believe that: (1) the Plan satisfies, or will satisfy, all of the necessary statutory requirements of chapter 11 for plan confirmation; (2) the Debtors have complied, or will have complied, with all of the necessary requirements of chapter 11 for plan confirmation; and (3) the Plan has been proposed in good faith.

C.	Feasibility.

Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of a plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtor, or any successor to the debtor (unless such liquidation or reorganization is proposed in such plan of reorganization).

To determine whether the Plan meets this feasibility requirement, the Debtors, with the assistance of their advisors, have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared their projected consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections”). Creditors and other interested parties should review Article IX of this Disclosure Statement, entitled “Risk Factors,” for a discussion of certain factors that may affect the future financial performance of the Reorganized Debtors.

The Financial Projections are attached hereto as Exhibit C and incorporated herein by reference. Based upon the Financial Projections, the Debtors believe that they will be a viable operation following the Chapter 11 Cases and that the Plan will meet the feasibility requirements of the Bankruptcy Code.

D.	Acceptance by Impaired Classes.

The Bankruptcy Code requires, as a condition to confirmation, except as described in the following section, that each class of claims or equity interests impaired under a plan, accept the plan. A class that is not “impaired” under a plan is deemed to have accepted the plan and, therefore, solicitation of acceptances with respect to such a class is not required.6

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in a number of allowed claims in that class, counting only those claims that have actually voted to accept or to reject the plan. Thus, a class of Claims will have voted to accept the Plan only if two-thirds in amount and a majority in number of the Allowed Claims in such class that vote on the Plan actually cast their ballots in favor of acceptance.

Section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired equity interests as acceptance by holders of at least two-thirds in amount of allowed interests in that class, counting only those interests that have actually voted to accept or to reject the plan. Thus, a Class of Interests will have voted to accept the Plan only if two-thirds in amount of the Allowed Interests in such class that vote on the Plan actually cast their ballots in favor of acceptance.

[6]	A class of claims is “impaired” within the meaning of section 1124 of the Bankruptcy Code unless the plan (a) leaves unaltered the legal, equitable and contractual rights to which the claim or equity interest entitles the holder of such claim or equity interest or (b) cures any default, reinstates the original terms of such obligation, compensates the holder for certain damages or losses, as applicable, and does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

Pursuant to Article III.E of the Plan, if a Class contains Claims or Interests, is eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

E.	Confirmation Without Acceptance by All Impaired Classes.

Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan even if all impaired classes have not accepted it; provided that the plan has been accepted by at least one impaired class. Pursuant to section 1129(b) of the Bankruptcy Code, notwithstanding an impaired class’s rejection or deemed rejection of the plan, the plan will be confirmed, at the plan proponent’s request, in a procedure commonly known as a “cramdown” so long as the plan does not “discriminate unfairly” and is “fair and equitable” with respect to each class of claims or equity interests that is impaired under, and has not accepted, the plan.

If any Impaired Class rejects the Plan, the Debtors reserve the right to seek to confirm the Plan utilizing the “cramdown” provision of section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class rejects the Plan or is deemed to have rejected the Plan, the Debtors may request Confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code. The Debtors reserve the right to alter, amend, modify, revoke, or withdraw the Plan or any Plan Supplement document, including the right to amend or modify the Plan or any Plan Supplement document to satisfy the requirements of section 1129(b) of the Bankruptcy Code.

1.	No Unfair Discrimination.

The “unfair discrimination” test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a plan. The test does not require that the treatment be the same or equivalent, but that treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims or interests of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

2.	Fair and Equitable Test.

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100 percent of the amount of the allowed claims in the class. As to the dissenting class, the test sets different standards depending upon the type of claims or equity interests in the class.

The Debtors submit that if the Debtors “cramdown” the Plan pursuant to section 1129(b) of the Bankruptcy Code, the Plan is structured so that it does not “discriminate unfairly” and satisfies the “fair and equitable” requirement. With respect to the unfair discrimination requirement, all Classes under the Plan are provided treatment that is substantially equivalent to the treatment that is provided to other Classes that have equal rank. With respect to the fair and equitable requirement, no Class under the Plan will receive more than 100 percent of the amount of Allowed Claims or Interests in that Class. The Debtors believe that the Plan and the treatment of all Classes of Claims or Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.

F.	Valuation Analysis.

The Plan provides for the distribution of the New Ordinary Shares to certain Holders of Claims upon consummation of the Restructuring Transactions contemplated by the Plan. Accordingly, Moelis & Company, LLC (“Moelis”) performed an analysis of the estimated implied equity value of the Debtors as of an assumed Effective Date (the “Valuation Analysis”) at the Debtors’ request. Based on the Valuation Analysis which is attached hereto as Exhibit D, the Reorganized Debtors will have an implied equity value at emergence of approximately $600 million.

The Valuation Analysis, including the procedures followed, assumptions made, qualifications, and limitations on review undertaken, should be read in conjunction with Article IX above of this Disclosure Statement entitled “Risk Factors.” Moelis makes no representations as to changes to such data and information that may have occurred since the date of the Valuation Analysis.

G.	Liquidation Analysis.

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each impaired class, that each Holder of a Claim or Interest in such impaired class either (a) has accepted the plan or (b) will receive or retain under the plan property of a value that is not less than the amount that the non-accepting Holder would receive or retain if the debtors liquidated under chapter 7.

Attached hereto as Exhibit E and incorporated herein by reference is a liquidation analysis (the “Liquidation Analysis”) prepared by the Debtors with the assistance of the Debtors’ advisors and reliance upon the valuation methodologies utilized by the Debtors’ advisors. As reflected in the Liquidation Analysis, the Debtors believe that liquidation of the Debtors’ businesses under chapter 7 of the Bankruptcy Code would result in substantial diminution in the value to be realized by Holders of Claims or Interests as compared to distributions contemplated under the Plan. Consequently, the Debtors and their management believe that Confirmation of the Plan will provide a substantially greater return to Holders of Claims or Interests than would a liquidation under chapter 7 of the Bankruptcy Code.

XII.	CERTAIN SECURITIES LAW MATTERS

The following discussion of the offer and issuance of Subscription Rights or the issuance, offer and transferability of the New Ordinary Shares, including New Ordinary Shares issuable pursuant to the Subscription Rights, relates solely to matters arising under federal and state securities laws. The rights of holders of New Ordinary Shares, including the right to transfer such interests, may also be governed by the New Corporate Governance Documents, as applicable.

A.	Issuance of Securities under the Plan.

As discussed herein, the Plan provides for the offer, issuance, and distribution of the New Ordinary Shares (excluding MIP Shares) and the offer and issuance of Subscription Rights, including the New Ordinary Shares issuable pursuant to such Subscription Rights, as contemplated by Article III of the Plan (such New Ordinary Shares, the “1145 Securities”) to the maximum extent permitted by law.

Section 1145 of the Bankruptcy Code provides that Section 5 of the Securities Act and any state or local law requirements for the issuance of a security do not apply to the offer or sale of stock, options, warrants, or other securities by a debtor if (a) the offer or sale occurs under a plan of reorganization, (b) the recipients of the securities hold a claim against, an interest in, or claim for administrative expense against, the debtor, and (c) the securities are issued in exchange for a claim against or interest in a debtor or are issued principally in such exchange and partly for cash or property. The Debtors believe that the issuance of the 1145 Securities in exchange for the Claims described above satisfy the requirements of section 1145(a) of the Bankruptcy Code.

Accordingly, no registration statement will be filed under the Securities Act or any state securities laws with respect to the 1145 Securities. Recipients of the 1145 Securities are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law.

It shall be a condition precedent to the Effective Date that the Confirmation Order includes a finding that section 1145 of the Bankruptcy Code fully applies to the New Ordinary Shares.

B.	Subsequent Transfers.

The 1145 Securities may be freely transferred by most recipients following the initial issuance under the Plan, and all resales and subsequent transfers of the 1145 Securities are exempt from registration under the Securities Act and state securities laws, unless the holder is an “underwriter” with respect to such securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as one who, except with respect to “ordinary trading transactions” of an entity that is not an “issuer”: (a) purchases a claim against, interest in, or claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest; (b) offers to sell securities offered or sold under a plan for the holders of such securities; (c) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (d) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a person who receives a fee in exchange for purchasing an issuer’s securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.

The definition of an “issuer” for purposes of whether a person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes as “statutory underwriters” all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. The reference to “issuer,” as used in the definition of “underwriter” contained in section 2(a)(11) of the Securities Act, is intended to cover “Controlling Persons” of the issuer of the securities. “Control,” as defined in Rule 405 of the Securities Act, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a “Controlling Person” of the debtor or successor. In addition, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns ten percent or more of a class of securities of a reorganized debtor may be presumed to be a “Controlling Person” and, therefore, an underwriter.

Resales of 1145 Securities by entities deemed to be “underwriters” (which definition includes “Controlling Persons”) are not exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Under certain circumstances, holders of 1145 Securities who are deemed to be “underwriters” may be entitled to resell their 1145 Securities pursuant to the limited safe harbor resale provisions of Rule 144 of the Securities Act. Generally, Rule 144 of the Securities Act would permit the public sale of securities received by such Person if the required holding period has been met and current information regarding the issuer is publicly available and volume limitations, manner of sale requirements and certain other conditions are met. Whether any particular person would be deemed to be an “underwriter” (including whether the person is a “Controlling Person”) with respect to the 1145 Securities would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view as to whether any person would be deemed an “underwriter” with respect to the 1145 Securities and, in turn, whether any person may freely resell 1145 Securities.

Persons who receive securities under the Plan are urged to consult their own legal advisor with respect to the restrictions applicable under the federal or state securities laws and the circumstances under which securities may be sold in reliance on such laws. The foregoing summary discussion is general in nature and has been included in this Disclosure Statement solely for informational purposes. We make no representations concerning, and do not provide, any opinions or advice with respect to the Securities or the bankruptcy matters described in this Disclosure Statement. In light of the uncertainty concerning the availability of exemptions from the relevant provisions of federal and state securities laws, we encourage each recipient of securities and party in interest to consider carefully and consult with its own legal advisors with respect to all such matters. Because of the complex, subjective nature of the question of whether a security is exempt from the registration requirements under the federal or state securities laws or whether a particular recipient of securities may be an underwriter, we make no representation concerning the ability of a person to dispose of the securities issued under the Plan.

C.	Private Placement Exemptions.

As contemplated by Article III of the Plan, to the extent the exemption pursuant to section 1145 of the Bankruptcy Code is not available, then the New Ordinary Shares (including MIP Shares) will be offered, issued and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws, including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Section 4(a)(2) of the Securities Act provides that the issuance of securities by an issuer in transactions not involving any public offering are exempt from registration under the Securities Act. Regulation D is a non-exclusive safe harbor from registration promulgated by the SEC under section 4(a)(2) of the Securities Act. Unlike the securities that will be issued pursuant to section 1145(a)(1) of the Bankruptcy Code, all New Ordinary Shares issued pursuant to the exemption from registration set forth in section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder (the “4(a)(2) Securities”) will be considered “restricted securities” and may not be offered, sold, exchanged, assigned or otherwise transferred unless they are registered under the Securities Act, or an exemption from registration under the Securities Act is available. Holders of such restricted securities will not have a right to have their restricted securities registered and will therefore not be able to resell them except in accordance with an available exemption from registration under the Securities Act.

Under Rule 144 of the Securities Act, the resale of restricted securities is permitted if certain conditions are met, and these conditions vary depending on whether the holder of the restricted securities is an “affiliate” of the issuer, as defined in Rule 144. A non-affiliate who has not been an affiliate of the issuer during the preceding three months may resell restricted securities after a one-year holding period. An affiliate may also resell restricted securities after a one-year holding period but only if certain current public information regarding the issuer is available at the time of the sale and only if the affiliate also complies with the volume, manner of sale, and notice requirements of Rule 144. Since the Reorganized Debtors do not plan to list any of their securities on a national stock exchange, there can be no assurance that there will be current public information available about the issuer of the New Ordinary Shares.

To the extent certificated or issued in book-entry form by way of direct registration on the records of the issuer’s transfer agent, certificates evidencing the 4(a)(2) Securities will bear a legend substantially in the form below:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.

The Debtors and Reorganized Debtors, as applicable, reserve the right to reasonably require certification, legal opinions, or other evidence of compliance with Rule 144 as a condition to the removal of such legend or to any resale of the 4(a)(2) Securities. The Debtors and Reorganized Debtors, as applicable, also reserve the right to stop the transfer of any 4(a)(2) Securities if such transfer is not in compliance with Rule 144, pursuant to an effective registration statement or pursuant to another available exemption from the registration requirements of applicable securities laws. All persons who receive 4(a)(2) Securities will be required to acknowledge and agree that (a) they will not offer, sell or otherwise transfer any 4(a)(2) Securities except in accordance with an exemption from registration, including under Rule 144 under the Securities Act, if and when available, or pursuant to an effective registration statement, and (b) the 4(a)(2) Securities will be subject to the other restrictions described above. In any case, recipients of securities issued under the Plan are advised to consult with their own legal advisers as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

Notwithstanding anything to the contrary in this Disclosure Statement, no Entity or person shall be entitled to require a legal opinion regarding the validity of any transaction contemplated by the Plan or this Disclosure Statement, including, for the avoidance of doubt, whether the New Common Stock are exempt from the registration requirements of section 5 of the Securities Act.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER OR AN AFFILIATE AND THE HIGHLY FACT-SPECIFIC NATURE OF THE AVAILABILITY OF EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING THE EXEMPTIONS AVAILABLE UNDER SECTION 1145 OF THE BANKRUPTCY CODE AND RULE 144 UNDER THE SECURITIES ACT, NONE OF THE DEBTORS OR THE REORGANIZED DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN. THE DEBTORS RECOMMEND THAT POTENTIAL RECIPIENTS OF THE SECURITIES TO BE ISSUED UNDER THE PLAN CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES AND THE CIRCUMSTANCES UNDER WHICH THEY MAY RESELL SUCH SECURITIES.

D.	Management Incentive Plan.

Effective on the Plan Effective Date, the Reorganized Debtors shall implement the Management Incentive Plan, as further described in the Plan. The issuance of MIP Shares pursuant to the Management Incentive Plan will dilute all of the New Ordinary Shares outstanding at the time of such issuance.

MIP Shares issued under the Management Incentive Plan may be issued pursuant to a registration statement or an available exemption from registration under the Securities Act and other applicable law. The Debtors express no view as to whether any person or entity may freely resell the MIP Shares that may be issued under the Management Incentive Plan. The Debtors recommend that potential recipients of securities under the Management Incentive Plan consult their own counsel concerning their ability to freely trade the securities without registration under applicable federal securities laws and Blue Sky Laws and the availability of Rule 144 of the Securities Act for exempt resales.

XIII.	CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PLAN

A.	Introduction.

The following discussion is a summary of certain U.S. federal income tax consequences of the consummation of the Plan to the Debtors, the Reorganized Debtors, and to certain Holders of Claims. The following summary does not address the U.S. federal income tax consequences to Holders of Claims or Interests not entitled to vote to accept or reject the Plan.

This summary is based on the Internal Revenue Code of 1986, as amended (the “IRC”), the U.S. Treasury Regulations (“Treasury Regulations”) promulgated thereunder, judicial authorities, published administrative positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date of this Disclosure Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained and the Debtors do not intend to seek a ruling from the IRS as to any of the tax consequences of the Plan discussed below. The discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein. This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to the Debtors or to certain Holders of Claims in light of their individual circumstances. This discussion does not address tax issues with respect to such Holders of Claims subject to special treatment under the U.S. federal income tax laws (including, for example, banks, governmental authorities or agencies, pass-through entities, subchapter S corporations, dealers and traders in securities, insurance companies, financial institutions, tax-exempt organizations, small business investment companies, non-U.S. taxpayers, controlled foreign corporations, passive foreign investment companies, Persons who are related to the Debtors within the meaning of the IRC, Persons liable for alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, Persons using a mark-to-market method of accounting, Holders of Claims who are themselves in bankruptcy, holders of Claims that hold more than 10.0 percent or more of the equity of the Debtors or that will hold 10.0 percent or more of the equity of the Reorganized Debtors after receiving the distributions contemplated by the Plan, and regulated investment companies and those holding, or who will hold, Claims, the New Common Stock, Subscription Rights, or any other consideration to be received under the Plan, as part of a hedge, straddle, conversion, or other integrated transaction). No aspect of state, local, estate, gift, or non-U.S. taxation is addressed. Furthermore, this summary assumes that a Holder of a Claim holds only Claims in a single Class and holds Claims as “capital assets” (within the meaning of section 1221 of the IRC). This summary does not address any special arrangements or contractual rights that are not being received or entered into in respect of an underlying Claim, including the tax treatment of any backstop fees or similar arrangements (including any ramifications such arrangements may have on the treatment of a Holder under the Plan). This summary also assumes that the various debt and other arrangements to which the Debtors are a party will be respected for U.S. federal income tax purposes in accordance with their form.

For purposes of this discussion, a “U.S. Holder” is a Holder that is:  (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons has authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “Non-U.S. Holder” is any Holder that is not a U.S. Holder other than any partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a Holder of a Claim, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the partner (or other beneficial owner) and the entity. Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are Holders of Claims should consult their tax advisors regarding the U.S. federal income tax consequences of the Plan.

The following discussion assumes that the Restructuring Transactions as ultimately consummated do not result in a new U.S. parent entity or cause Reorganized Venator to be treated as a U.S. corporation subject to U.S. federal income tax (other than with respect to items effectively connected with its USTOB, as defined below) in connection with an “inversion” under section 7874 of the IRC. If the Restructuring Transactions do result in an inversion under section 7874 of the IRC, then the U.S. federal income tax consequences could materially differ from the following summary, including for holders of Claims, the Debtors and the Reorganized Debtors.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE PLAN.

B.	Certain U.S. Federal Income Tax Consequences of the Plan to the Debtors and the Reorganized Debtors.

1.	In General.

As a general matter, Venator is currently subject to U.S. federal income tax with respect to the “trade or business within the United States,” as described in section 864(b) of the IRC (“USTOB”) that it conducts through certain of its U.S. subsidiaries that are disregarded as separate from Venator for U.S. federal income tax purposes. The Debtors expect that Reorganized Venator will continue to be subject to U.S. federal income tax with respect to its USTOB following the Restructuring Transactions. As noted above, this discussion assumes that Reorganized Venator is not treated as a U.S. corporation subject to U.S. federal income tax (other than with respect to items effectively connected with its USTOB) due to an “inversion” under section 7874 of the IRC. The discussion below also assumes that the Plan will not be structured as a taxable transaction with respect to Venator’s USTOB for U.S. federal income tax purposes. In the event that any transaction (including any transaction resulting from any sale or marketing process) results in a taxable transaction with respect to the USTOB of Venator, the tax consequences of the Plan to the Debtors and Holders of Claims would be materially different from what is described below.

2.	Cancellation of Debt and Reduction of Tax Attributes.

As a result of the Restructuring Transactions, the tax attributes of Venator that are attributable to Venator’s USTOB (the “Tax Attributes”) may, depending on certain factors, be reduced by the amount of Venator’s excluded cancellation of indebtedness income (“COD Income”) that is attributable to Venator’s USTOB. The appropriate methodology for allocating COD Income between Venator’s USTOB and Venator’s other operations is unclear, but the Debtors do anticipate that a portion of their COD Income will be attributed to Venator’s USTOB.

In general, absent an exception, a debtor will realize and recognize COD Income upon satisfaction of its outstanding indebtedness for total consideration less than the amount of such indebtedness. The amount of COD Income, in general, is the excess of (a) the adjusted issue price of the indebtedness satisfied, over (b) the sum of (i) the amount of Cash paid, (ii) the issue price of any new indebtedness of the taxpayer issued, and (iii) the fair market value of any other new consideration (including stock of the debtor) given in satisfaction of such satisfied indebtedness at the time of the exchange.

Under section 108 of the IRC, a debtor is not, however, required to include any amount of COD Income in gross income if the debtor is under the jurisdiction of a court in a case under chapter 11 of the Bankruptcy Code and the discharge of debt occurs pursuant to that proceeding. Instead, as a consequence of such exclusion, a debtor must reduce its tax attributes by the amount of COD Income that it excluded from gross income pursuant to section 108 of the IRC. In general, tax attributes will be reduced in the following order: (a) NOLs and NOL carryforwards; (b) general business credit carryovers; (c) minimum tax credit carryovers; (d) capital loss carryovers; (e) tax basis in assets (but not below the amount of liabilities to which the debtor remains subject); (f) passive activity loss and credit carryovers; and (g) foreign tax credit carryovers. Alternatively, a debtor with COD Income may elect to first reduce the basis of its depreciable assets pursuant to section 108(b)(5) of the IRC. The reduction in tax attributes occurs only after the tax for the year of the debt discharge has been determined. Any excess COD Income over the amount of available tax attributes will generally not give rise to U.S. federal income tax and will generally have no other U.S. federal income tax impact.

The aggregate tax basis of Venator in its assets is not required to be reduced below the amount of indebtedness (determined on an entity-by-entity basis) that Venator will be subject to immediately after the cancellation of indebtedness giving rise to COD Income (the “Asset Tax Basis Floor”). Generally, all of an entity’s obligations that are treated as debt under general U.S. federal income tax principles (including intercompany debt treated as debt for U.S. federal income tax purposes) are taken into account in determining an entity’s Asset Tax Basis Floor.

The exact amount of the COD Income (if any) that will be realized by the Debtors for U.S. federal income tax purposes will not be determinable until after the consummation of the Plan. In addition, there is significant uncertainty regarding the application of the above COD Income rules in the case of a non-U.S. entity, like Venator, that is subject to the COD Income rules in connection with its USTOB. Accordingly, the Debtors are currently unable to determine the precise effect that the COD Income rules will have on the U.S. tax attributes of Venator.

a.	Limitation of NOL Carryforwards and Other Tax Attributes.

After giving effect to the reduction in tax attributes pursuant to excluded COD Income described above, to the extent the Reorganized Debtors succeed to the Debtors’ Tax Attributes, the Reorganized Debtors’ ability to use any remaining Tax Attributes post-emergence will be subject to certain limitations under sections 382 and 383 of the IRC.

(i)	General Section 382 Annual Limitation.

Under sections 382 and 383 of the IRC, if a corporation undergoes an “ownership change,” the amount of its NOLs and, if the corporation has an overall “net unrealized built-in loss” in its assets, and certain other Tax Attributes of the Debtors allocable to periods prior to the Effective Date (collectively, “Pre-Change Losses”) that may be utilized to offset future taxable income generally are subject to an annual limitation. This discussion refers to the limitation determined under section 382 of the IRC in the case of an “ownership change” as the “Section 382 Limitation.” The rules of section 382 of the IRC are complicated, but as a general matter, the Debtors anticipate that the issuance of New Common Stock and the Subscription Rights would result in an “ownership change” of the Reorganized Debtors for these purposes, and that the Reorganized Debtors’ use of their Pre-Change Losses will be subject to limitation unless an exception to the general rules of section 382 of the IRC applies.

For this purpose, if a corporation (or consolidated group) has a net unrealized built-in loss at the time of an ownership change (taking into account most assets and items of “built-in” income and deductions), then generally built-in losses (including amortization or depreciation deductions attributable to such built-in losses) recognized during the following five years (up to the amount of the original net unrealized built-in loss) will be treated as Pre-Change Losses and similarly will be subject to the annual limitation. In general, a corporation’s (or consolidated group’s) net unrealized built-in loss will be deemed to be zero unless it is greater than the lesser of (a) $10,000,000, or (b) 15 percent of the fair market value of its assets (with certain adjustments) before the ownership change.

In general, the annual Section 382 Limitation on the use of Pre-Change Losses in any “post-change year” is equal to the product of (i) the fair market value of the stock of the corporation immediately before the “ownership change” (with certain adjustments) multiplied by (ii) the “long-term tax-exempt rate” (which is the highest of the adjusted federal long-term rates in effect for any month in the 3-calendar-month period ending with the calendar month in which the “ownership change” occurs, approximately 3.04 percent for ownership changes occurring in May 2023). If the corporation has an overall “net unrealized built-in gain” as determined pursuant to IRS Notice 2003-65, the Section 382 Limitation may be increased to the extent that the Reorganized Debtors recognize certain built-in gains in their assets during the five-year period following the ownership change (or are treated as recognizing built-in gains pursuant to the safe harbors provided in IRS Notice 2003-65). Section 383 of the IRC applies a similar limitation to capital loss carryforwards and tax credits. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. As discussed below, however, special rules may apply in the case of a corporation which experiences an ownership change as the result of a bankruptcy proceeding.

There is significant uncertainty regarding the application of the Section 382 Limitation in the case of a non-U.S. entity, like Venator, that is subject to the Section 382 Limitation in connection with its USTOB. Accordingly, the Debtors are currently unable to determine the precise effect that the Section 382 Limitation will have on the U.S. tax attributes of Venator.

(ii)	Special Bankruptcy Exception.

An exception to the foregoing annual limitation rules generally applies when so called “qualified creditors” of a debtor company in chapter 11 receive, in respect of their claims, together with existing shareholders with respect to their stock, at least 50 percent of the vote and value of the stock of the reorganized debtor (or a controlling corporation if also in chapter 11) pursuant to a confirmed chapter 11 plan (the “382(l)(5) Exception”). Under the 382(l)(5) Exception, the Reorganized Debtors’ Pre-Change Losses are not limited on an annual basis but, instead, the Debtors’ NOLs are required to be reduced by the amount of any interest deductions claimed during any taxable year ending during the three-year period preceding the taxable year that includes the Effective Date, and during the part of the taxable year prior to and including the Effective Date, in respect of all debt converted into stock in the reorganization. If the 382(l)(5) Exception applies and the Reorganized Debtors undergoes another ownership change within two years after consummation, then the Reorganized Debtors’ Pre-Change Losses are eliminated in their entirety.

Where the 382(l)(5) Exception is not applicable (either because the debtor does not qualify for it or the debtor otherwise elects not to utilize the 382(l)(5) Exception), a second special rule may apply (the “382(l)(6) Exception”). When the 382(l)(6) Exception applies, the annual limitation will be calculated by reference to the lesser of (a) the value of the New Common Stock (with certain adjustments) immediately after the ownership change or (b) the value of the Debtors’ assets (determined without regard to liabilities) immediately before the ownership change. This differs from the ordinary rule that requires the fair market value of a debtor corporation that undergoes an ownership change to be determined before the events giving rise to the change. The 382(l)(6) Exception differs from the 382(l)(5) Exception in that the debtor corporation is not required to reduce its NOLs by interest deductions in the manner described above, and the debtor may undergo a change of ownership within two years without triggering the elimination of its Pre-Change Losses.

The Debtors do not currently know whether they are eligible for the 382(l)(5) Exception, and regardless of whether the 382(l)(5) Exception is available, the Reorganized Debtors may decide to affirmatively elect out of the 382(l)(5) Exception so that the 382(l)(6) Exception instead applies. Whether the Reorganized Debtors take advantage of the 382(l)(6) Exception or the 382(l)(5) Exception, though, the Reorganized Debtors’ use of their Pre-Change Losses after the Effective Date may be adversely affected if an “ownership change” within the meaning of section 382 of the IRC were to occur after the Effective Date.

C.	Certain U.S. Federal Income Tax Consequences of the Plan to Holders of Allowed Claims.

1.	General Considerations.

The following discussion assumes that the Debtors will undertake the Restructuring Transactions currently contemplated by the Plan. Holders of Claims are urged to consult their tax advisors regarding the tax consequences of the Restructuring Transactions.

The U.S. federal income tax consequences to U.S. Holders of certain Claims may depend on (x) whether the Claims surrendered constitute “securities” for U.S. federal income tax purposes, and (y) whether the Debtor against which such Claims are asserted is the same regarded entity (for U.S. federal income tax purposes) that is issuing the consideration under the Plan (or, otherwise, an entity that is a “party to a reorganization” with the Debtor against which such Claims were asserted).

Neither the IRC nor the Treasury Regulations promulgated thereunder defines the term “security.” Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are made on a current basis or accrued. The Debtors expect that the Term Loan Claims, the Senior Secured Notes Claims, and the Senior Unsecured Notes Claims will each be treated as a “security” of Venator for U.S. federal income tax purposes. However, due to the inherently factual nature of the determination, U.S. Holders are urged to consult their tax advisors regarding the status of their Claims as “securities” for U.S. federal income tax purposes; if the abovementioned Claims were not treated as “securities,” the tax consequences of the Plan to Holders of Claims described below would be materially different (and generally would result in a fully taxable transaction under section 1001 of the IRC).

The character of any gain or loss recognized by a U.S. Holder as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the Holder, the nature of the Claim in such Holder’s hands, whether the Claim constitutes a capital asset in the hands of the Holder, whether the Claim was purchased at a discount, and whether and to what extent the Holder has previously claimed a bad debt deduction with respect to its Claim. If recognized gain is capital gain, it generally would be long-term capital gain if the Holder held its Claim for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations as discussed below.

2.	Consequences to Holders of Senior Secured Claims.

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release and discharge of the Senior Secured Claims, each U.S. Holder thereof will receive its pro rata share of New Common Stock and Subscription Rights.

Assuming, as noted above, that the Senior Secured Claims are “securities,” a U.S. Holder of Senior Secured Claims should be treated as receiving its distribution under the Plan in a “recapitalization” for U.S. federal income tax purposes pursuant to sections 368(a)(1)(E) and 354 of the IRC and accordingly such U.S. Holder should not recognize any gain or loss in such exchange, subject to the discussion below regarding the exercise of the relevant Subscription Rights. While section 367(a)(1) of the IRC and the Treasury Regulations promulgated thereunder generally provide for the recognition of gain (but not loss) in exchanges that would otherwise qualify for tax-deferred treatment pursuant to section 354 of the IRC where the corporation issuing the stock or securities is a non-U.S. corporation, section 367(a)(2) of the IRC and the Treasury Regulations promulgated thereunder provide an exception to this general rule for transactions qualifying as recapitalizations under section 368(a)(1)(E) of the IRC. Thus, because a U.S. Holder of Senior Secured Claims should be treated as exchanging its Claims for the aforementioned non-Cash consideration in a transaction that qualifies as a recapitalization under section 368(a)(1)(E) of the IRC, a U.S. Holder can avoid current recognition of gain in connection with such exchange.

With respect to the non-Cash consideration, a U.S. Holder should generally obtain an aggregate tax basis, apart from amounts allocable to accrued but untaxed interest, in such non-Cash consideration received equal to the tax basis of the Senior Secured Claim surrendered by such U.S. Holder, allocated among such non-Cash consideration received based upon their respective fair market values. Subject to the rules regarding accrued but untaxed interest, a U.S. Holder’s holding period for such non-Cash consideration received should include the holding period for the Senior Secured Claim exchanged.

For the treatment of the exchange to the extent a portion of the consideration received is allocable to accrued but untaxed interest, OID or market discount, see the sections entitled “Accrued Interest (and OID)” and “Market Discount” below.

3.	Consequences to Holders of Senior Unsecured Notes Claims.

Pursuant to the Plan, in exchange for full and final satisfaction, compromise, settlement, release and discharge of the Senior Unsecured Notes Claims, each U.S. Holder thereof will receive its pro rata share of New Common Stock and the Subscription Rights.

Assuming, as noted above, that the Senior Unsecured Notes Claims are “securities,” the U.S. federal income tax consequences to Holders of Senior Unsecured Notes Claims are expected to be substantially the same as the U.S. federal income tax consequences to Holders of Senior Secured Claims.

4.	Distributions Attributable to Accrued Interest (and OID).

To the extent that any amount received by a U.S. Holder of a Claim exchanged under the Plan is attributable to accrued but untaxed interest (or OID) on the debt instruments constituting the exchanged Claim, such amount should be taxable to the U.S. Holder as ordinary interest income (to the extent not already included in income by the U.S. Holder). Conversely, a U.S. Holder of an exchanged Claim may be able to recognize a deductible loss to the extent that any accrued interest on the debt instruments constituting such Claim was previously included in the U.S. Holder’s gross income but was not paid in full by the Debtors. Such loss may be ordinary, but the tax law is unclear on this point. The tax basis of any non-Cash consideration treated as received in satisfaction of accrued but untaxed interest (or OID) should equal the amount of such accrued but untaxed interest (or OID). The holding period for such non-Cash consideration should begin on the day following the receipt of such property.

The extent to which the consideration received by a U.S. Holder of an exchanged Claim will be attributable to accrued interest on the debt constituting the exchanged Claim is unclear. Certain legislative history and case law indicates that an allocation of consideration as between principal and interest provided in a chapter 11 plan of reorganization is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but untaxed interest. The Plan provides that amounts paid to U.S. Holders of Claims will be allocated first to unpaid principal and then to unpaid interest. The IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the Plan. U.S. Holders of Claims are urged to consult their tax advisor regarding the allocation deductibility of accrued but unpaid interest for U.S. federal income tax purposes.

5.	Market Discount.

Under the “market discount” provisions of sections 1276 through 1278 of the IRC, some or all of any gain realized by a U.S. Holder exchanging the debt instruments constituting its Allowed Claim may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt constituting the surrendered Allowed Claim.

In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if its U.S. Holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or, (b) in the case of a debt instrument issued with “original issue discount,” its adjusted issue price, by more than a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

Assuming that the exchange of Claims pursuant to the Plan constitutes a recapitalization, as discussed above, any market discount that accrued on surrendered Claims that the U.S. Holder acquired with market discount, which market discount was not recognized by the U.S. Holder, may be required to be carried over to the non-Cash consideration received therefor and any gain recognized on the subsequent sale, exchange, redemption, or other disposition of such non-Cash consideration may be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged Claims.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF THE MARKET DISCOUNT RULES TO THEIR CLAIMS.

6.	U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of New Common Stock.

a.	Dividends on New Common Stock.

Any distributions made on account of the New Common Stock will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of the Reorganized Debtors as determined under U.S. federal income tax principles. Certain qualified dividends received by a non-corporate taxpayer are taxed at preferential rates. To the extent that a U.S. Holder receives distributions that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed such current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in its shares. Any such distributions in excess of the U.S. Holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain. While not free from doubt, assuming the issuer of the New Common Stock is not a PFIC pursuant to the test described below, the Debtors expect that dividends on the New Common Stock will constitute qualified dividend income under these rules.

Distributions that constitute dividends for U.S. federal income tax purposes that are paid to U.S. Holders that are treated as corporations for U.S. federal income tax purposes generally are not expected to be eligible for the dividends-received deduction generally applicable to U.S. corporations with respect to dividends received from other U.S. corporations.

b.	Sale, Redemption, or Repurchase of New Common Stock.

Unless a non-recognition provision of the IRC applies, and subject to the market discount rules discussed above, U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, or other taxable disposition of New Common Stock received pursuant to the Plan. Such capital gain will be long-term capital gain if at the time of the sale, exchange, retirement, or other taxable disposition, the U.S. Holder held the applicable New Common Stock consideration for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations as described below. Under the recapture rules of section 108(e)(7) of the IRC, a U.S. Holder may be required to treat gain recognized on such dispositions of the New Common Stock as ordinary income if such U.S. Holder took a bad debt deduction with respect to its Claim or recognized an ordinary loss on the exchange of its Claim for New Common Stock.

c.	PFIC Status.

Venator would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75 percent or more of its gross income for such year is “passive income” as defined in the relevant provisions of the IRC, or (2) 50 percent or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. In determining whether Venator is a PFIC, it will be treated as owning its proportionate share of the assets, and earning its proportionate share of the income (which may be reduced in each case by certain intercompany transactions pursuant to reliance upon Proposed Treasury Regulations section 1.1297-2(c)), of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock. However, Venator’s status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of its income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that Venator (or any Reorganized Debtor that is a non-U.S. corporation) will not be classified as a PFIC for the taxable year in which the Restructuring Transactions occur, or for any future taxable year after the Restructuring Transactions. Moreover, the determination of whether Venator or any other Reorganized Debtor that is a non-U.S. corporation will be classified as a PFIC for the taxable year in which the Restructuring Transactions occur or any other year in which Venator is not publicly traded for the entirety of such year may depend in substantial part on whether Venator is classified as a “controlled foreign corporation” (a “CFC”) for U.S. federal income tax purposes for those years. The Debtors do not currently know whether Venator or the other Reorganized Debtors which are non-U.S. corporations will be classified as CFCs for U.S. federal income tax purposes. However, based on certain estimates of the Reorganized Debtors’ gross income, the value of their assets, and the adjusted tax basis of their assets (including goodwill), the Debtors do not expect any of the Reorganized Debtors to be considered PFICs for the taxable year in which the Restructuring Transactions occur; however, Reorganized Venator’s status as a PFIC in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that Reorganized Venator will not be considered a PFIC for the current taxable year (or any future taxable years).

If Venator is treated as a PFIC for any taxable year during which a U.S. Holder owns the New Common Stock, the U.S. Holder would be subject to additional U.S. information return filing requirements. Additionally, if Venator is treated as a PFIC for any taxable year during which a U.S. Holder owns the New Common Stock, such U.S. Holder may be subject to adverse tax consequences upon a sale, exchange, or other disposition of such New Common Stock, or upon the receipt of distributions in respect of the New Common Stock. Under the “default PFIC regime,” in general, an “excess distribution” is any distribution to a U.S. Holder that is greater than 125 percent of the average annual distributions received by the U.S. Holder (including return of capital distributions) during the three preceding taxable years or, if shorter, a U.S. Holder’s holding period. If Venator is classified as a PFIC for any taxable year during which a U.S. Holder owns the New Common Stock, gains from the sale or other disposition of, and “excess distributions” with respect to, the New Common Stock should be allocated ratably over a U.S. Holder’s entire holding period and taxed at the highest ordinary income tax rate in effect for each such taxable year (subject to certain exceptions). Moreover, interest should be charged retroactively at the rate applicable to underpayments of tax (with respect to each such tax year’s ratable allocation) through the date of gains from the sale or other disposition of, and “excess distributions” with respect to, the New Common Stock.

The Debtors cannot provide any assurances that they will assist investors in determining whether Venator or any Reorganized Debtor is a PFIC for any taxable year. Additionally, the tax consequences that would apply if Venator is classified as a PFIC would also be different from those described above if a U.S. Holder that holds New Common Stock was able to make a valid election to treat Venator, as applicable, as a “qualified electing fund” (such election, a “QEF Election”). At this time, the Debtors do not expect to provide U.S. Holders with the information necessary to make and maintain a valid QEF Election and therefore U.S. Holders should assume that a QEF Election will not be available. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their ownership of New Common Stock. A U.S. Holder can also avoid certain of the adverse rules described above where a mark-to-market election is available with respect to its New Common Stock, as applicable. The mark-to-market election is only available where the New Common Stock is “marketable.” The New Common Stock will be marketable if it is “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. The Debtors do not currently know whether the New Common Stock will be “regularly traded” on a “qualified exchange” for this purpose and therefore, it is not known whether the mark-to-market election would be available to a U.S. Holder of the New Common Stock if Venator becomes a PFIC.

7.	Limitations on Use of Capital Losses.

A U.S. Holder of a Claim who recognizes capital losses as a result of the distributions under the Plan will be subject to limits on the use of such capital losses. For a non-corporate U.S. Holder, capital losses may be used to offset any capital gains (without regard to holding periods), and also ordinary income to the extent of the lesser of (1) $3,000 annually ($1,500 for married individuals filing separate returns) or (2) the excess of the capital losses over the capital gains. A non-corporate U.S. Holder may carry over unused capital losses and apply them against future capital gains and a portion of their ordinary income for an unlimited number of years. For corporate Holders, capital losses may only be used to offset capital gains. A corporate U.S. Holder that has more capital losses than may be used in a tax year may carry back unused capital losses to the three years preceding the capital loss year or may carry over unused capital losses for the five years following the capital loss year.

8.	Net Investment Income Tax.

Certain U.S. Holders that are individuals, estates, or trusts are required to pay an additional 3.8 percent tax on, among other things, interest, dividends, and gains from the sale or other disposition of capital assets. U.S. Holders that are individuals, estates, or trusts should consult their tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of debt of, and equity interests in, the Debtors and Reorganized Debtors.

9.	Ownership, Exercise, and Disposition of the Subscription Rights.

As noted above, U.S. Holders of Senior Secured Claims and Senior Unsecured Notes Claims will receive Subscription Rights. The characterization of the Subscription Rights and their subsequent exercise for U.S. federal income tax purposes—as simply the receipt of options as partial satisfaction of a Claim and subsequent exercise of that option options to acquire the property that is subject to the Subscription Rights or, alternatively, as an integrated transaction pursuant to which the applicable option consideration is acquired directly in partial satisfaction of a U.S. Holder’s Claim—is uncertain.  Although the issue is not free from doubt, this discussion assumes that the exchange of a Claim for the Subscription Rights (along with the other consideration under the Plan) is a separately identifiable step from the receipt of New Common Stock pursuant to the exercise of such Subscription Rights. That is the position the Debtors intend to take with respect to the Subscription Rights for any relevant reporting purpose. U.S. Holders of Claims should consult their own tax advisors regarding the appropriate treatment of the Subscription Rights.

Assuming the treatment stated above is respected, a U.S. Holder that elects to exercise its Subscription Rights should be treated as purchasing, in exchange for its Subscription Rights and the amount of cash funded by such U.S. Holder to exercise such Subscription Rights, the New Common Stock that it is entitled to with respect thereto.  Such a purchase should generally be treated as the exercise of an option under general tax principles, and such U.S. Holder should not recognize income, gain, or loss for U.S. federal income tax purposes when it exercises the Subscription Rights.  A U.S. Holder’s holding period for the New Common Stock received pursuant to such exercise should begin on the day following the exercise date.  A U.S. Holder should obtain a tax basis in such New Common Stock equal to the sum of (i) such U.S. Holder’s tax basis in the Subscription Rights exercised and (ii) the cash funded by such U.S. Holder to exercise such Subscription Rights.

A U.S. Holder that elects not to exercise its Subscription Rights may be entitled to claim a (likely short-term capital) loss equal to the amount of tax basis allocated to such Subscription Rights, subject to any limitation on such U.S. Holder’s ability to utilize capital losses.  U.S. Holders electing not to exercise their Subscription Rights should consult with their own tax advisors as to the tax consequences of such decision.

D.	Certain U.S. Federal Income Tax Consequences of the Plan to Non-U.S. Holders of Allowed Claims.

Subject to the discussion below, the Debtors do not anticipate that there will be material U.S. federal income tax consequences to Non-U.S. Holders of Claims as a result of the exchange of Claims for consideration pursuant to the Plan or the sale or other disposition of New Common Stock, because neither Venator nor Reorganized Venator is domiciled in the United States. Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, and local and the non-U.S. tax consequences to such Non-U.S. Holder and the ownership and disposition of non-Cash consideration.

A Non-U.S. Holder is not expected to recognize gain or loss on the exchange of its Claims for non-Cash consideration in the same manner as set forth above in connection with U.S. Holders.

Any distributions made with respect to New Common Stock will constitute dividends for U.S. federal income tax purposes to the extent of Reorganized Venator’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. There are a variety of complex rules that could cause a portion of such dividends to be treated as U.S.-sourced dividends subject to U.S. taxation, subject to certain exceptions. The Debtors are unable to determine whether dividends on New Common Stock will be subject to these rules in the future. Non-U.S. Holders should consult their own tax advisors regarding this issue.

E.	U.S. Information Reporting and Withholding.

The Debtors, Reorganized Debtors, and applicable withholding agents will withhold all amounts required by law to be withheld from payments of interest and dividends (or other payments), whether in connection with distributions under the Plan or in connection with payments made on account of consideration received pursuant to the Plan and will comply with all applicable information reporting requirements. The IRS may make the information returns reporting such interest and dividends and withholding available to the tax authorities in the country in which a Non-U.S. Holder is resident. In general, information reporting requirements may apply to distributions or payments under the Plan. Additionally, under the backup withholding rules, a Holder of a Claim may be subject to backup withholding (currently at a rate of 24 percent) with respect to distributions or payments made pursuant to the Plan unless that Holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates that fact; or (b) timely provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding (generally in the form of a properly executed IRS Form W-9 for a U.S. Holder, and, for a Non-U.S. Holder, in the form of a properly executed applicable IRS Form W-8 (or otherwise establishes such Non-U.S. Holder’s eligibility for an exemption)). Backup withholding is not an additional tax but is, instead, an advance payment that may be refunded to the extent it results in an overpayment of tax; provided that the required information is timely provided to the IRS.

In addition, from an information reporting perspective, Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of specified thresholds. Holders of Claims subject to the Plan are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the Holders’ tax returns.

F.	FATCA.

Under the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions and certain other foreign entities must report certain information with respect to their U.S. account holders and investors or could be subject to withholding at a rate of 30 percent on the receipt of “withholdable payments.” For this purpose, “withholdable payments” are generally U.S.-source payments of fixed or determinable, annual, or periodical income (including dividends, if any, on New Common Stock), and, subject to the paragraph below, also include gross proceeds from the sale of any property of a type which can produce U.S.-source interest or dividends (which would include New Common Stock). FATCA withholding could apply even if the applicable payment would not otherwise be subject to U.S. federal nonresident withholding.

FATCA withholding rules that were previously scheduled to take effect on January 1, 2019, would have applied to payments of gross proceeds from the sale or other disposition of property of a type that can produce U.S. source interest or dividends. However, such withholding has effectively been suspended under proposed Treasury Regulations that may be relied on until final regulations become effective. Nonetheless, there can be no assurance that a similar rule will not go into effect in the future. Each Holder should consider the impact of FATCA withholding rules on such Holder.

THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

XIV.	RECOMMENDATION

In the opinion of the Debtors, the Plan is preferable to all other available alternatives and provides for a larger distribution to the Debtors’ creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that Holders of Claims entitled to vote on the Plan vote to accept the Plan and support Confirmation of the Plan.

Dated: May 14, 2023	VENATOR MATERIALS PLC on behalf of itself and all other Debtors

By:	/s/ Kurt Ogden
Name: Kurt Ogden Title: Chief Financial Officer

Exhibit A

Plan of Reorganization

Solicitation Version

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE Southern District of TexaS

HOUSTON DIVISION

	)	Chapter 11 IMPORTANT: No chapter 11 case has been commenced as of the date of distribution of this notice.
In re:	)
)
VENATOR MATERIALS PLC, et al.,[1]	)
)
Debtors.	)
)

JOINT PREPACKAGED PLAN OF REORGANIZATION OF
VENATOR MATERIALS PLC AND ITS DEBTOR AFFILIATES
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

THIS CHAPTER 11 PLAN IS BEING SOLICITED FOR ACCEPTANCE OR REJECTION IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND WITHIN THE MEANING OF SECTION 1126 OF THE BANKRUPTCY CODE. THIS CHAPTER 11 PLAN WILL BE SUBMITTED TO THE BANKRUPTCY COURT FOR APPROVAL FOLLOWING SOLICITATION AND THE DEBTORS’ FILING FOR CHAPTER 11 BANKRUPTCY.

JACKSON WALKER LLP	KIRKLAND & ELLIS LLP
Matthew D. Cavenaugh (TX Bar No. 24062656)	KIRKLAND & ELLIS INTERNATIONAL LLP
Jennifer F. Wertz (TX Bar No. 24072822)	Steven N. Serajeddini, P.C. (pro hac vice pending)
Victoria Argeroplos (TX Bar No. 24105799)	601 Lexington Avenue
Beau Butler (TX Bar No. 24132535)	New York, New York 10022
1401 McKinney Street, Suite 1900	Telephone: (212) 446-4800
Houston, TX 77010	Facsimile: (212) 446-4900
Telephone: (713) 752-4200	Email: steven.serajeddini@kirkland.com
Facsimile: (713) 752-4221
mcavenaugh@jw.com
jwertz@jw.com	-and-
vargeroplos@jw.com bbutler@jw.com
Jeffrey T. Michalik (pro hac vice pending)
Proposed Co-Counsel to the Debtors	300 North LaSalle Street
and Debtors in Possession	Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200
Email: jeff.michalik@kirkland.com

Proposed Co-Counsel to the Debtors
and Debtors in Possession

Dated: May 14, 2023

[1]	A complete list of each of the Debtors in these chapter 11 cases may be obtained on the website of the Debtors’ proposed claims and noticing agent at http://dm.epiq11.com/Venator. The Debtors’ service address in these chapter 11 cases is: Hanzard Drive, Titanium House, Stockton on Tees, Wynyard Park, TS22 5FD, United Kingdom.

Table of Contents

Article I. DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME, and governing law	1

A.	Defined Terms	1
B.	Rules of Interpretation	15
C.	Computation of Time	16
D.	Governing Law	16
E.	Reference to Monetary Figures	16
F.	Reference to the Debtors or the Reorganized Debtors	16
G.	Controlling Document	16
H.	Consent Rights	17

Article II. ADMINISTRATIVE CLAIMS, PRIORITY CLAIMS, DIP Claims, AND RESTRUCTURING EXPENSES	17

A.	Administrative Claims	17
B.	Priority Tax Claims	17
C.	DIP Claims	18
D.	Professional Fee Claims	18
E.	Payment of Restructuring Expenses	19

Article III. CLASSIFICATION AND TREATMENt oF CLAIMS AND INTERESTS	19

A.	Classification of Claims and Interests	19
B.	Treatment of Claims and Interests	20
C.	Special Provision Governing Unimpaired Claims	23
D.	Elimination of Vacant Classes	23
E.	Voting Classes, Presumed Acceptance by Non-Voting Classes	23
F.	Intercompany Interests	23
G.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code	23
H.	Controversy Concerning Impairment	23
I.	Subordinated Claims	24

Article IV. MEANS FOR IMPLEMENTATION OF THE PLAN	24

A.	General Settlement of Claims and Interests	24
B.	Restructuring Transactions	24
C.	The Reorganized Debtors	25
D.	Sources of Consideration for Plan Distributions	25
E.	Corporate Existence	27
F.	Vesting of Assets in the Reorganized Debtors	28
G.	Cancellation of Existing Agreements and Interests	28
H.	Corporate Action	29
I.	New Corporate Governance Documents	29
J.	Directors and Officers of the Reorganized Debtors	29
K.	Effectuating Documents; Further Transactions	30
L.	Certain Securities Law Matters	30
M.	Section 1146 Exemption	31
N.	Employment Obligations	31
O.	Management Incentive Plan	32
P.	Preservation of Causes of Action	32
Q.	DTC Eligibility	33
R.	Closing the Chapter 11 Cases	33

ii

Article V. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES	33

A.	Assumption of Executory Contracts and Unexpired Leases	33
B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases	34
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	35
D.	Insurance Policies	35
E.	Indemnification Policies	36
F.	Reservation of Rights	36
G.	Nonoccurrence of Plan Effective Date	36
H.	Contracts and Leases Entered Into After the Petition Date	36

Article VI. PROVISIONS GOVERNING DISTRIBUTIONS	36

A.	Timing and Calculation of Amounts to Be Distributed	36
B.	Disbursing Agent	37
C.	Rights and Powers of Disbursing Agent	37
D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions	37
E.	Manner of Payment	38
F.	Section 1145 Exemption	39
G.	Compliance with Tax Requirements	39
H.	Allocations	39
I.	Foreign Currency Exchange Rate	39
J.	Setoffs and Recoupment	39
K.	Claims Paid or Payable by Third Parties	40

Article VII. PROCEDURES FOR RESOLVING CONTINGENT, UNLIQUIDATED, AND DISPUTED CLAIMS	41

A.	Disputed Claims Process	41
B.	Allowance of Claims	41
C.	Claims Administration Responsibilities	41
D.	Estimation of Claims and Interests	42
E.	Adjustment to Claims or Interests without Objection	42
F.	Disallowance of Claims or Interests	42
G.	No Distributions Pending Allowance	43
H.	Distributions After Allowance	43
I.	No Postpetition Interest on Claims	43

Article VIII. SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS	43

A.	Discharge of Claims and Termination of Interests	43
B.	Release of Liens	44
C.	Releases by the Debtors	44
D.	Releases by Third Parties	46
E.	Exculpation	47
F.	Injunction	48
G.	Protections Against Discriminatory Treatment	49
H.	Document Retention	49
I.	Reimbursement or Contribution	49

Article IX. CONDITIONS PRECEDENT TO CONSUMMATION OF THE PLAN	50

A.	Conditions Precedent to the Plan Effective Date	50
B.	Waiver of Conditions	51
C.	Substantial Consummation	51
D.	Effect of Failure of Conditions	51

Article X. MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN	51

A.	Modification and Amendments	51
B.	Effect of Confirmation on Modifications	51
C.	Revocation or Withdrawal of Plan	52

Article XI. RETENTION OF JURISDICTION	52

iii

Article XII. MISCELLANEOUS PROVISIONS	54

A.	Immediate Binding Effect	54
B.	Additional Documents	54
C.	Payment of Statutory Fees	54
D.	Statutory Committee and Cessation of Fee and Expense Payment	55
E.	Reservation of Rights	55
F.	Successors and Assigns	55
G.	Notices	55
H.	Term of Injunctions or Stays	57
I.	Entire Agreement	57
J.	Exhibits	57
K.	Nonseverability of Plan Provisions	57
L.	Votes Solicited in Good Faith	57
M.	Closing of Chapter 11 Cases	58
N.	Waiver or Estoppel	58

iv

INTRODUCTION

The Debtors propose this Plan for the resolution of the outstanding Claims against and Interests in the Debtors pursuant to chapter 11 of the Bankruptcy Code. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in Article I.A of this Plan. Although proposed jointly for administrative purposes, the Plan constitutes a separate Plan for each Debtor for the resolution of outstanding Claims and Interests pursuant to the Bankruptcy Code. Holders of Claims against or Interests in the Debtors may refer to the Disclosure Statement for a discussion of the Debtors’ history, businesses, assets, results of operations, historical financial information, and projections of future operations, as well as a summary and description of this Plan, the Restructuring Transactions, and certain related matters. The Debtors are the proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

ALL HOLDERS OF CLAIMS AGAINST OR INTERESTS IN THE DEBTORS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

Article I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME, and governing law

A.	Defined Terms.

As used in this Plan, capitalized terms have the meanings set forth below.

1.              “1125(e) Exculpation Parties” means, each in their capacities as such, each of: (a) the Debtors; (b) the directors and officers of any of the Debtors; (c) the Reorganized Debtors, (d) the Consenting Creditors; (e) the DIP Agent and the DIP Lenders; (f) the Backstop Parties; (g) the members of the Cross-Holder Group; (h) the members of the Term Lender Group; (i) the ABL Agent and the Holders of DIP Roll-Up Claims; and (j) with respect to the foregoing parties, the Related Parties thereof.

2.              “ABL Agent” means JPMorgan Chase Bank, N.A. in its capacities as administrative agent and collateral agent under the Prepetition ABL Credit Agreement.

3.              “ABL Guaranty Agreement” means that certain ABL Guaranty Agreement, dated as of August 8, 2017, among Venator Materials PLC, as Holdings, each of the borrowers, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

4.              “ABL Lender Group Advisors” means Simpson Thacher & Bartlett, LLP and AlixPartners, LLP and any other advisors retained by the ABL Agent.

5.               “Administrative Claim” means a Claim for costs and expenses of administration of the Estates under sections 503(b), 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date of preserving the Estates and operating the businesses of the Debtors; (b) Allowed Professional Fee Claims in the Chapter 11 Cases; (c) all fees and charges assessed against the Estates under chapter 123 of title 28 of the United States Code, 28 U.S.C. §§ 1911-1930; (d) any adequate protection Claim provided for in the DIP Orders; and (e) Restructuring Expenses.

6.              “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code as if the reference Entity was a debtor in a case under the Bankruptcy Code.

1

7.              “Agent” means any administrative agent, collateral agent, or similar Entity under the Prepetition ABL Facility or the Term Loan Facility, including any successors thereto.

8.              “Agents/Trustees” means, collectively, each of the Agents and Trustees.

9.              “Allowed” means, as to a Claim or an Interest, a Claim or an Interest expressly allowed under the Plan, under the Bankruptcy Code, or by a Final Order, as applicable. For the avoidance of doubt, (a) there is no requirement to File a Proof of Claim (or move the Bankruptcy Court for allowance) to be an Allowed Claim under the Plan, and (b) the Debtors, with the consent of the Required Consenting Creditors, which shall not be unreasonably withheld, delayed, or conditioned, may affirmatively determine to deem Unimpaired Claims Allowed to the same extent such Claims would be allowed under applicable nonbankruptcy law; provided, however that the Reorganized Debtors shall retain all claims and defenses with respect to Allowed Claims that are Reinstated or otherwise Unimpaired pursuant to the Plan.

10.            “Avoidance Actions” means any and all avoidance, recovery, subordination, or other Claims and Causes of Actions that may be brought by or on behalf of the Debtors or their Estates or other authorized parties in interest under the Bankruptcy Code or applicable non-bankruptcy law, including actions or remedies under chapter 5 of the Bankruptcy Code or under similar or related state or federal statutes and common law.

11.            “Backstop Commitment Agreements” means, collectively, the Exit Term Loan Facility Backstop Commitment Agreement (if any) and the Rights Offering Backstop Commitment Agreement (if any).

12.            “Backstop Exit Term Loan Amount” means, collectively, an amount equal to, as applicable: (i) the amount of Cash that the Debtors elect to pay pursuant to the DIP New Money Claims; and/or (ii) the amount of Cash required to satisfy the DIP Roll-Up Claims in full in Cash on the Plan Effective Date.

13.            “Backstop Exit Term Loan Facility” means the secured term loan facility (if any) to be entered into by the Backstop Parties and the Reorganized Debtors on the Plan Effective Date.

14.            “Backstop Parties” means, collectively, all members of the Term Lender Group that execute the Restructuring Support Agreement and all members of the Cross-Holder Group that execute the Restructuring Support Agreement.

15.            “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101–1532, as amended from time to time.

16.            “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas, Houston Division, or another United States Bankruptcy Court with jurisdiction over the Chapter 11 Cases.

17.            “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure promulgated under section 2075 of the Judicial Code and the general, local, and chambers rules of the Bankruptcy Court.

18.            “Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state of New York or the City of London.

19.            “Cash” means cash and cash equivalents, including bank deposits, checks, and other similar items in legal tender of the United States of America.

2

20.            “Cause of Action” or “Causes of Action” means any claims, interests, damages, remedies, causes of action, demands, rights, actions, controversies, proceedings, agreements, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, Liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the Petition Date, in contract, tort, law, equity, or otherwise. Causes of Action also include: (a) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (b) the right to object to or otherwise contest Claims or Interests; (c) claims pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) such claims and defenses as fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; and (e) any avoidance actions arising under chapter 5 of the Bankruptcy Code or under similar local, state, federal, or foreign statutes and common law, including fraudulent transfer laws.

21.            “Chapter 11 Cases” means (a) when used with reference to a particular Debtor, the case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court and (b) when used with reference to all the Debtors, the procedurally consolidated chapter 11 cases pending for the Debtors in the Bankruptcy Court.

22.            “Claim” means any claim, as defined in section 101(5) of the Bankruptcy Code.

23.            “Claims and Noticing Agent” means Epiq Corporate Restructuring, LLC, the claims, noticing, and solicitation agent retained by the Debtors in the Chapter 11 Cases, pursuant to an order of the Bankruptcy Court.

24.            “Claims Register” means the official register of Claims and Interests in the Debtors maintained by the Claims and Noticing Agent.

25.            “Class” means a class of Claims or Interests as set forth in Article III hereof pursuant to sections 1122(a) and 1123(a)(1) of the Bankruptcy Code.

26.            “CM/ECF” means the Bankruptcy Court’s Case Management and Electronic Case Filing system.

27.            “Confirmation” means the Bankruptcy Court’s entry of the Confirmation Order on the docket of the Chapter 11 Cases.

28.            “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

29.            “Confirmation Hearing” means the hearing held by the Bankruptcy Court on confirmation of the Plan, pursuant to Bankruptcy Rule 3020(b)(2) and sections 1128 and 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

30.            “Confirmation Order” means the order of the Bankruptcy Court approving the Disclosure Statement and confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

31.            “Consenting Creditors” has the meaning set forth in the Restructuring Support Agreement.

32.            “Consummation” means the occurrence of the Plan Effective Date.

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33.            “Cross-Holder Group” means that certain ad hoc group of holders of Term Loan Claims, Senior Secured Notes Claims, and Senior Unsecured Notes Claims represented by the Cross-Holder Group Advisors.

34.            “Cross-Holder Group Advisors” means Gibson, Dunn & Crutcher LLP, Lazard Frères & Co. LLC, Howley Law PLLC, Krogerus Attorneys Ltd, Loyens & Loeff N.V., and Legance – Avvocati Associati, and any other advisors hired by the Cross-Holder Group.

35.            “Cure” means a Claim (unless waived or modified by the applicable counterparty) based upon a Debtor’s defaults under an Executory Contract or an Unexpired Lease assumed by such Debtor under section 365 of the Bankruptcy Code, other than a default that is not required to be cured pursuant to section 365(b)(2) of the Bankruptcy Code.

36.            “Debtor Release” means the release set forth in Article VIII.C of this Plan.

37.            “Debtors” means, collectively, each of the following: Venator Materials PLC, Venator Group Canada Inc.; Venator Investments Ltd; Venator P&A Finland Oy; Venator France SAS; Venator Pigments France SAS; Venator Chemicals France SAS; Venator International France SAS; Venator Germany GmbH; Venator Uerdingen GmbH; Venator Holdings Germany GmbH; Venator Wasserchemie Holding GmbH; Venator Finance S.à.r.l.; Venator P&A Spain S.L.U.; Venator Materials UK Limited; Venator Group; Venator Group Services Limited; Venator International Holdings UK Limited; Venator Investments UK Limited; Venator Materials International UK Limited; Venator Materials LLC; Venator Chemicals LLC; Venator Americas Holdings LLC; and Venator P&A Holdings UK Limited.

38.            “Definitive Documents” means, collectively, the following: (A) the Plan (including the Releases set forth in Article VIII of this Plan); (B) the Confirmation Order; (C) the Disclosure Statement (and any documents or Solicitation Materials related to the solicitation thereof, including applicable motions and orders); (D) the First Day Pleadings and the Second Day Pleadings (and all orders sought pursuant thereto, including the DIP Orders); (E) any KEIP or KERP; (F) the Plan Supplement (including, the New Corporate Governance Documents, any Management Incentive Plan, and any restructuring steps plan or tax matters agreements); (G) the DIP Documents; (H) the Cash Collateral Orders (together with any related stipulations and cash collateral motion); (I) the Exit ABL Facility Documents; (J) the Exit Term Loan Facility Documents; (K) the Backstop Commitment Agreements; (L) any other documents relating to the Rights Offering; and (M) the Rights Offering Procedures.

39.            “DIP Agent” means the administrative agent, collateral agent, or similar Entity under the DIP Credit Agreement.

40.            “DIP Claim” means, collectively, the DIP New Money Claims, the DIP Roll-Up Claims, and accrued but unpaid interest and fees arising under the DIP Credit Agreement.

41.            “DIP Credit Agreement” means that certain senior secured super priority debtor-in-possession credit agreement by and among the Debtors party thereto, as borrowers or guarantors, the DIP Agent, and the DIP Lenders, as approved by the DIP Orders, as may be amended, restated, supplemented, or otherwise modified from time to time.

42.            “DIP New Money Facility” means the $275 million debtor-in-possession credit facility to be provided to the Company Parties on the terms and subject solely to the conditions of the DIP Term Sheet, the DIP Credit Agreement, and the DIP Orders.

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43.            “DIP Documents” means any documents governing the DIP New Money Facility and any amendments, modifications, and supplements thereto, and together with any related notes, certificates, agreements, security agreements, documents, and instruments (including any amendments, restatements, supplements, or modifications of any of the foregoing) related to or executed in connection therewith.

44.            “DIP Lenders” means the lenders providing the DIP New Money Facility under the DIP Documents.

45.            “DIP New Money Claim” means any Claim on account of the $275 million loans provided under the DIP New Money Facility (including any and all accrued but unpaid interest and fees arising under the DIP Credit Agreement), including, but not limited to, any Backstop Fee, Commitment Fee, Exit Fee, and Extension Fee, payable on the terms provided for in the DIP Credit Agreement, DIP Orders, and this Plan.

46.            “DIP Orders” means, collectively, the Interim DIP Order and the Final DIP Order.

47.            “DIP Roll-Up Claim” means any Claims that are rolled up into the DIP Facility pursuant to the DIP Orders, which, for the avoidance of doubt, shall include all obligations under clauses (1), (2), (3), and (4) of the definition of “Obligations” under the Prepetition ABL Credit Agreement and any and all fees and interests payable in respect of such Claims pursuant to the terms of the ABL Credit Agreement.

48.            “DIP Roll-Up Facility” means the Prepetition ABL Facility upon the entry of the Interim DIP Order, pursuant to which the Prepetition ABL Claims shall be rolled up and deemed post-petition, debtor-in-possession financing obligations of the Company Parties on the terms and subject solely to the conditions of the DIP Term Sheet and the DIP Orders.

49.            “DIP Shares” means the New Ordinary Shares at the Discount Value to be issued to the Holders of DIP Claims, subject to dilution only on account of the MIP Shares.

50.            “Disbursing Agent” means, as applicable, the Reorganized Debtors or any Entity the Reorganized Debtors select, as applicable, to make or to facilitate distributions in accordance with the Plan.

51.            “Disclosure Statement” means the disclosure statement with respect to the Plan, including all exhibits and schedules thereto, as approved by the Confirmation Order.

52.            “Discount Value” means 25.0% of the Plan Equity Value.

53.            “Disputed” means, as to a Claim or an Interest, a Claim or an Interest: (a) that is not Allowed; (b) that is not disallowed under the Plan, the Bankruptcy Code, or a Final Order, as applicable; and (c) with respect to which a party in interest has Filed a Proof of Claim or otherwise made a written request to a Debtor for payment, without any further notice to or action, order, or approval of the Bankruptcy Court.

54.            “Distribution Record Date” means the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the date that is five (5) Business Days prior to the Plan Effective Date or such other date agreed to by the Debtors and the Required Consenting Creditors.

55.            “DTC” means The Depository Trust Company.

56.            “Employment Obligations” means any existing obligations to employees to be assumed, reinstated, or honored, as applicable, in accordance with Article IV.N of the Plan.

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57.            “Entity” has the meaning set forth in section 101(15) of the Bankruptcy Code.

58.            “Equity Interests” means collectively, the shares (or any class thereof), common stock, ordinary shares, preferred stock, limited liability company interests, and any other equity, ownership, or profits interests of any Debtor, and options, warrants, rights, or other securities or agreements to acquire or subscribe for, or which are convertible into the shares (or any class thereof) of, common stock, ordinary shares, preferred stock, limited liability company interests, or other equity, ownership, or profits interests of any Debtor (in each case whether or not arising under or in connection with any employment agreement).

59.            “Estate” means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case pursuant to section 541 of the Bankruptcy Code upon the commencement of such Debtor’s Chapter 11 Case.

60.            “Executory Contract” means a contract to which one or more of the Debtors are a party and that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

61.            “Existing Equity Interests” means the Equity Interests in Venator Materials PLC existing immediately prior to the Petition Date.

62.            “Exit ABL Facility” means the asset-backed revolving facility to be entered into by the Reorganized Debtors on the Plan Effective Date on terms reasonably satisfactory to the Required Consenting Creditors.

63.            “Exit ABL Facility Documents” means any documents governing the Exit ABL Facility and any amendments, modifications, and supplements thereto, and together with any related notes, certificates, agreements, security agreements, documents, and instruments (including any amendments, restatements, supplements, or modifications of any of the foregoing) related to or executed in connection therewith.

64.            “Exit Backstop Commitment Premium” means the backstop commitment fee of 10.0% of the Backstop Exit Term Loan Amount payable to the Backstop Parties, at the election of the Required Consenting Creditors, in either Exit Backstop Shares or Cash.

65.            “Exit Backstop Shares” means the Exit Backstop Commitment Premium, payable in New Ordinary Shares, if any, issued pursuant to the Exit Term Loan Facility Backstop at the Discount Value, if any.

66.            “Exit Facilities” means, collectively, the Exit ABL Facility and the Exit Term Loan Facility.

67.            “Exit Financing Documents” means, collectively, the Exit ABL Facility Documents and the Exit Term Loan Facility Documents.

68.            “Exit Term Loan Facility” means, as applicable, either the Backstop Exit Term Loan Facility or the Raised Exit Term Loan Facility.

69.            “Exit Term Loan Facility Backstop” means the Backstop Parties’ commitment to backstop the Backstop Exit Term Loan Facility, if any.

70.            “Exit Term Loan Facility Backstop Commitment Agreement” means that certain Exit Term Loan Facility Backstop Commitment Agreement, between Venator and the Backstop Parties, as may be further amended, modified, or supplement from time to time, in accordance with its terms, pursuant to which the Backstop Parties shall have agreed to backstop the Backstop Exit Term Loan Facility.

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71.            “Exit Term Loan Facility Documents” means any documents governing the Exit Term Loan Facility and any amendments, modifications, and supplements thereto, and together with any related notes, certificates, agreements, security agreements, documents, and instruments (including any amendments, restatements, supplements, or modifications of any of the foregoing) related to or executed in connection therewith.

72.            “Federal Judgment Rate” means the federal judgment rate in effect as of the Petition Date.

73.            “File,” “Filed,” or “Filing” means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

74.            “Final DIP Order” means one or more orders entered on a final basis approving the DIP New Money Facility, the DIP Roll-Up Facility, and the DIP Documents and authorizing the Debtors’ use of cash collateral.

75.            “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, vacated, stayed, modified, or amended, and as to which the time to appeal, seek certiorari, or move for a new trial, reargument, or rehearing has expired and no appeal, petition for certiorari, or other proceeding for a new trial, reargument, or rehearing thereof has been timely sought, or, if an appeal, writ of certiorari, new trial, reargument, or rehearing thereof has been sought, such order or judgment shall have been affirmed by the highest court to which such order was appealed, or certiorarishall have been denied, or a new trial, reargument, or rehearing shall have been denied, or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for a new trial, reargument, or rehearing shall have expired; provided, however, that no order or judgment shall fail to be a “Final Order” solely because of the possibility that a motion under Rules 59 or 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule (or any analogous rules applicable in another court of competent jurisdiction) or sections 502(j) or 1144 of the Bankruptcy Code has been or may be filed with respect to such order or judgment.

76.            “First Day Pleadings” means the pleadings and related documentation requesting certain emergency relief, or supporting the request for such relief, Filed by the Debtors on or around the Petition Date and heard at the “first day” hearing.

77.            “General Unsecured Claim” means any Claim that is not: (a) paid in full prior to the Plan Effective Date; (b) an Administrative Claim; (c) a Professional Fee Claim; (d) a Priority Tax Claim; (e) a Secured Tax Claim; (f) a DIP Claim; (g) an Other Secured Claim; (h) an Other Priority Claim, (i) a Prepetition ABL Claim; (j) a Term Loan Claim; (k) a Senior Secured Notes Claim; (l) a Senior Unsecured Notes Claim; or (m) an Intercompany Claim.

78.            “Governing Body” means, in each case in its capacity as such, the board of directors, board of managers, manager, managing member, general partner, investment committee, special committee, or such similar governing body of any of the Debtors or the Reorganized Debtors, as applicable.

79.            “Governmental Unit” means any governmental unit, as defined in section 101(27) of the Bankruptcy Code.

80.            “Holder” means an Entity that is the record owner of a Claim or Interest. For the avoidance of doubt, affiliated record owners of Claims or Interests managed or advised by the same institution shall constitute separate Holders.

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81.            “Impaired” means, with respect to a Claim or Interest, or a Class of Claims or Interests, impaired within the meaning of section 1124 of the Bankruptcy Code.

82.            “Indemnification Provisions” means each of the Debtors’ indemnification provisions currently in place, whether in the Debtors’ bylaws, certificates of incorporation or formation, limited liability company agreements, other organizational documents, board resolutions, indemnification agreements, employment agreements, engagement letters, or other contracts, for the current and former directors, officers, managers, employees, attorneys, accountants, investment bankers, and other professionals, and agents of the Debtors and such current and former directors’, officers’, managers’, employees’, attorneys’, other professionals’, and agents’ respective Affiliates.

83.            “Intercompany Claim” means any Claim against a Debtor held by another Debtor.

84.            “Intercompany Interest” means an Interest in a Debtor held by another Debtor.

85.            “Interest” means any common stock, ordinary shares, limited liability company interest, equity security (as defined in section 101(16) of the Bankruptcy Code), equity, ownership, profit interests, unit, or share in a Debtor, including all issued, unissued, authorized, or outstanding shares of capital stock of the Debtors and any other rights, options, warrants, stock appreciation rights, phantom stock rights, restricted stock units, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities or other agreements, arrangements or commitments of any character relating to, or whose value is related to, any such interest or other ownership interest in any Debtor (in each case whether or not arising under or in connection with any employment agreement and whether or not certificated, transferable, preferred, common, voting, or denominated “stock” or a similar security).

86.            “Interim DIP Order” means one or more orders entered on an interim basis approving the DIP New Money Facility, the DIP Roll-Up Facility, and the DIP Documents and authorizing the Debtors’ use of cash collateral.

87.            “Judicial Code” means title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as now in effect or hereafter amended, and the rules promulgated thereunder.

88.            “KEIP” means any key executive insider plan or similar proposal or documentation that would require Bankruptcy Court approval to make payments to “insiders” during the course of the chapter 11 cases.

89.            “KERP” means any key employee retention plan or similar proposal or documentation that would require Bankruptcy Court approval to make payments to non-“insiders” during the course of the chapter 11 cases.

90.            “Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including the Bankruptcy Court).

91.            “Lien” means a lien as defined in section 101(37) of the Bankruptcy Code.

92.            “Management Incentive Plan” means the equity incentive plan providing for the issuance of MIP Shares to the members of management of Reorganized Venator from the Management Incentive Plan Pool.

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93.            “Management Incentive Plan Participants” means Simon Turner, Kurt Ogden, Russ Stolle, Stefano Soccol, Rob Portsmouth, and Kevin Wilson.

94.            “Management Incentive Plan Pool” means a pool of up to 10.0% of the New Ordinary Shares, determined on a fully diluted and distributed basis (i.e., assuming conversion of all outstanding convertible securities and full distribution of the Management Incentive Plan Pool), reserved for issuance pursuant to the Management Incentive Plan.

95.            “MIP Shares” means the New Ordinary Shares issued to the members of management of Reorganized Venator pursuant to the Management Incentive Plan.

96.            “New Board” means the board of directors or similar governing body of Reorganized Venator.

97.            “New Corporate Governance Documents” means, as applicable, the organizational and governance documents for the Reorganized Debtors, which will give effect to the Restructuring Transactions, including, without limitation, certificates of incorporation, certificates of formation or certificates of limited partnership (or equivalent organizational documents), bylaws, limited liability company agreements, shareholder agreements (or equivalent governing documents), and the identities of proposed members of the board of directors of Reorganized Venator.

98.            “Notes Indentures” means, collectively, the Senior Secured Notes Indenture and the Senior Unsecured Notes Indenture.

99.            “New Ordinary Shares” means the Equity Interests in Reorganized Venator to be issued on the Plan Effective Date in accordance with the Plan.

100.          “Notes Trustee” means Wilmington Trust, National Association, solely in its capacity as trustee under the Notes Indentures, or any successor trustee under the Notes Indentures.

101.            “Other Priority Claim” means any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.

102.          “Other Secured Claim” means any Secured Claim against the Debtors other than the DIP Claims, the Priority Tax Claims, the Prepetition ABL Claims, the Term Loan Claims, or the Senior Secured Notes Claims.

103.          “Parties” has the meaning set forth in the preamble to this Agreement.

104.          “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.

105.          “Petition Date” means the date on which the Debtors commenced the Chapter 11 Cases.

106.          “Plan” means this joint prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code, either in its present form or as it may be altered, amended, modified, or supplemented from time to time in accordance with the Bankruptcy Code, the Bankruptcy Rules, the Restructuring Support Agreement, or the terms hereof, as the case may be, and the Plan Supplement, which is incorporated herein by reference, including all exhibits and schedules hereto and thereto.

107.          “Plan Distribution” means a payment or distribution to Holders of Allowed Claims, Allowed Interests, or other eligible Entities under and in accordance with the Plan.

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108.          “Plan Effective Date” means the date that is the first Business Day after the Confirmation Date on which (a) no stay of the Confirmation Order is in effect and (b) all conditions precedent to the occurrence of the Plan Effective Date set forth in Article IX.A of the Plan have been satisfied or waived in accordance with Article IX.B of the Plan. Any action contemplated by the Plan to be taken on the Plan Effective Date may be taken on or as soon as reasonably practicable thereafter.

109.          “Plan Equity Value” means the equity value as implied by a Plan total enterprise value of $600 million.

110.          “Plan Supplement” means the compilation of documents and forms of documents, agreements, schedules, and exhibits to the Plan (in each case, as may be altered, amended, modified, or supplemented from time to time in accordance with the terms hereof and the Restructuring Support Agreement and in accordance with the Bankruptcy Code and Bankruptcy Rules) to be Filed by the Debtors prior to the Confirmation Hearing to the extent available, as applicable: (a) the New Corporate Governance Documents; (b) the identity and members of the New Board; (c) the Rights Offering Procedures (if any); (d) the Schedule of Retained Causes of Action; (e) the Exit Financing Documents; (f) the Restructuring Steps Memorandum, which shall, for the avoidance of doubt, remain subject to modification until the Plan Effective Date and may provide for certain actions to occur prior to the Plan Effective Date; (g) the Rejected Executory Contract and Unexpired Lease List; (h) the tax matters agreement (if any), and (i) any additional documents Filed with the Bankruptcy Court prior to the Plan Effective Date as amendments to the Plan Supplement.

111.          “Prepetition ABL Claims” means any Claim on account of, in respect of, or under the Prepetition ABL Credit Agreement.

112.          “Prepetition ABL Credit Agreement” means that certain Amended and Restated Revolving Credit Agreement, dated as of October 15, 2021, among Venator Materials PLC, as Holdings, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which amends and restates that certain Revolving Credit Agreement, dated as of August 8, 2017 (as amended, restated, amended and restated, supplemented and/or otherwise modified).

113.          “Prepetition ABL Facility” means the revolving credit facility under that certain Amended and Restated Revolving Credit Agreement, dated October 15, 2021 among Venator Materials PLC, as holdings, the borrowers and guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., including any standby letter of credit facility and/or other facility or facilities for the making of loans, issuing of bonds, guarantees and indemnitees and/or making other extensions of credit between Barclays Bank PLC and/or any of its Affiliates and Holdings or any of its Subsidiaries and any Swap Obligations (as defined therein) thereunder and any cash management obligations held by any agent, any lender, or any affiliate thereof.

114.          “Priority Tax Claim” means any Claim of a Governmental Unit of the kind specified in section 507(a)(8) of the Bankruptcy Code.

115.          “Pro Rata” means, unless otherwise specified, the proportion that an Allowed Claim or an Allowed Interest in a particular Class bears to the aggregate amount of Allowed Claims or Allowed Interests in that Class.

116.          “Professional” means an Entity: (a) employed pursuant to a Bankruptcy Court order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, 331, and 363 of the Bankruptcy Code; or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

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117.            “Professional Fee Amount” means the aggregate amount of Professional Fee Claims and other unpaid fees and expenses of Professionals estimate they have incurred or will incur in rendering services to the Debtors as set forth in Article II.D of the Plan.

118.            “Professional Fee Claim” means a Claim by a professional seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under sections 330, 331, 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code.

119.            “Professional Fee Escrow Account” means an interest-bearing account funded by the Debtors with Cash on the Plan Effective Date in an amount equal to the Professional Fee Amount.

120.            “Proof of Claim” means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

121.            “Raised Exit Term Loan Facility” means an Exit Term Loan Facility provided by third parties through a comprehensive marketing process, acceptable to the Debtors and the Required Consenting Creditors.

122.            “Reinstate” means reinstate, reinstated, or reinstatement with respect to Claims and Interests, that the Claim or Interest shall be rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code. “Reinstated” and “Reinstatement” shall have correlative meanings.

123.            “Rejected Executory Contract and Unexpired Lease List” means the list, as determined by the Debtors and reasonably satisfactory to the Required Consenting Creditors, of Executory Contracts and Unexpired Leases that will be rejected by the Reorganized Debtors pursuant to the Plan, which list, as may be amended from time to time, with the consent of the Debtors and the Required Consenting Creditors, shall be included in the Plan Supplement.

124.            “Related Party” means with respect to any Person or Entity, each of, and in each case in its capacity as such, current and former directors, managers, officers, committee members, members of any governing body, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, managed accounts or funds, predecessors, participants, successors, assigns, subsidiaries, Affiliates, partners, limited partners, general partners, principals, members, management companies, fund advisors or managers, employees, agents, trustees, advisory board members, financial advisors, attorneys (including any other attorneys or professionals retained by a special committee or any current or former director or manager in his or her capacity as director or manager of an Entity), accountants, investment bankers, consultants, representatives, and other professionals and advisors and any such Person’s or Entity’s respective heirs, executors, estates, and nominees. For the avoidance of doubt, the members of each Governing Body are Related Parties of the Debtors.

125.            “Released Parties” means, collectively, and in each case in its capacity as such:  (a) each Debtor; (b) each Reorganized Debtor; (c) each Consenting Creditor; (d) each DIP Lender; (e) the DIP Agent; (f) the DIP Agent and each Holder of a Prepetition ABL Claim or DIP Roll-Up Claim; (g) each Backstop Party; (h) each member of the Cross-Holder Group; (i) each member of the Term Lender Group; (j) each of the Agents/Trustees; (k) each current and former Affiliate of each Entity in clause (a) through the following clause (l); and (l) each Related Party of each Entity in clause (a) through this clause (l) (and, in addition to each of the foregoing, where any of the foregoing is a depository trust company, securities clearinghouse, investment manager, or advisor for a beneficial holder, such beneficial holder); provided that, in each case, an Entity shall not be a Released Party if it: (x) elects to opt out of the Third Party Release; or (y) timely objects to the Third Party Release and such objection is not withdrawn before Confirmation.

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126.            “Releasing Parties” means collectively, and in each case in its capacity as such:  (a) each of the Debtors; (b) each of the Reorganized Debtors; (c) each Consenting Creditor; (d) each DIP Lender; (e) each Backstop Party; (f) each member of the Cross-Holder Group; (g) each member of the Term Lender Group; (h) each of the Agents/Trustees; (i) all Holders of Claims; (j) all Holders of Interests; (k) each current and former Affiliate of each Entity in clause (a) through the following clause (l); and (l) each Related Party of each Entity in clause (a) through this clause (l) (and, in addition to each of the foregoing, where any of the foregoing is a depository trust company, securities clearinghouse, investment manager, or advisor for a beneficial holder, such beneficial holder); provided that, in each case, an Entity shall not be a Releasing Party if it: (x) elects to opt out of the Third Party Release; or (y) timely objects to the Third Party Release and such objection is not withdrawn before Confirmation.

127.            “Reorganized Debtor” means a Debtor on and after the Plan Effective Date.

128.            “Reorganized Venator” means Venator Materials PLC, on and after the Plan Effective Date.

129.            “Required Consenting Creditors” has the meaning set forth in the Restructuring Support Agreement.

130.            “Restructuring Expenses” means the reasonable and documented fees and expenses accrued since the inception of their respective engagements related to the implementation of the Restructuring Transactions and not previously paid by, or on behalf of, the Debtors of: (a) the ABL Lender Group Advisors; (b) the Cross-Holder Group; (c) the Term Lender Group Advisors; in each case, in accordance with the engagement letters of such consultant or professional or other agreements signed by the Debtors, and in each case, without further order of, or application to, the Bankruptcy Court by such consultant or professionals.

131.            “Restructuring Steps Memorandum” means the summary of transaction steps to complete the restructuring (including., but not limited to, the Restructuring Transactions) contemplated by the Plan, as set forth in the Plan Supplement, as the same may be amended, supplemented, and modified through the Plan Effective Date (with the consent of the Required Consenting Creditors).

132.            “Restructuring Support Agreement” means that certain Restructuring Support Agreement, by and among the Debtors and the other parties thereto, including all exhibits thereto, as may be amended, modified, or supplemented from time to time, in accordance with its terms, attached to the Disclosure Statement as Exhibit B.

133.            “Restructuring Transactions” means the transactions described in Article IV.B of the Plan and the Restructuring Steps Memorandum.

134.            “Rights Offering” means the rights offering to purchase the Rights Offering Shares on the terms set forth in the Rights Offering Documents.

135.            “Rights Offering Backstop Commitment Agreement” means that certain Rights Offering Backstop Commitment Agreement, between Venator and the Backstop Parties, as may be further amended, modified, or supplement from time to time, in accordance with its terms, pursuant to which the Backstop Parties shall have agreed to backstop the Rights Offering.

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136.            “Rights Offering Backstop Commitment Premium” means the backstop commitment fee of 10.0% of the Rights Offering Amount payable in New Ordinary Shares at the Discount Value.

137.            “Rights Offering Documents” means, collectively, the Rights Offering Backstop Commitment Agreement, the Rights Offering Procedures, and any and all other agreements, documents, and instruments delivered or entered into in connection with the Rights Offering.

138.            “Rights Offering Participants” means Holders of Term Loan Claims, Senior Secured Notes Claims, and the Senior Unsecured Notes Claims, as of the Rights Offering Record Date.

139.            “Rights Offering Procedures” means those certain rights offering procedures that are consistent in all material respects with the Rights Offering Backstop Commitment Agreement and applicable securities laws and otherwise in form and substance reasonably acceptable to the Debtors and the Required Consenting Creditors in all respects, as set forth in the Plan Supplement (if applicable).

140.            “Rights Offering Record Date” means the date reasonably acceptable to the Required Consenting Creditors and the Debtors to be set forth in the Rights Offering Documents.

141.            “Rights Offering Shares” means the New Ordinary Shares, if any, issued pursuant to the Rights Offering at the Discount Value.

142.            “Rules” means Rule 501(a)(1), (2), (3), and (7) of the Securities Act.

143.            “Schedule of Retained Causes of Action” means the schedule of certain Causes of Action of the Debtors that are not released, waived, or transferred pursuant to the Plan, as the same may be amended, modified, or supplemented from time to time.

144.            “SEC” means United States Securities and Exchange Commission.

145.            “Secured Claim” means a Claim: (a) secured by a valid, perfected, and enforceable Lien on any Debtor’s interest in property to the extent of the value of such interest as (i) set forth in the Plan; (ii) agreed to by the holder of such Claim and the Debtors; or (iii) determined by a Final Order in accordance with section 506(a) of the Bankruptcy Code; or (b) secured by the amount of any right of setoff of the holder thereof in accordance with section 553 of the Bankruptcy Code.

146.            “Secured Tax Claim” means any Secured Claim that, absent its secured status, would be entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code (determined irrespective of time limitations), including any related Secured Claim for penalties.

147.            “Securities Act” means the Securities Act of 1933, as amended, 15 U.S.C. §§ 77a–77aa, or any similar federal, state, or local law, as now in effect or hereafter amended, and the rules and regulations promulgated thereunder.

148.            “Security” means any security, as defined in section 2(a)(1) of the Securities Act.

149.            “Senior Secured Claims” means, collectively, the Term Loan Claims and the Senior Secured Notes Claims.

150.            “Senior Secured Equitization Distribution” means (i) 90.0% of the New Ordinary Shares at Plan Equity Value, which shall be subject to dilution on account of (a) the MIP Shares, (b) the DIP Shares, (c) the Rights Offering Shares, and (d) the Exit Backstop Shares, and (ii) the Subscription Rights to purchase up to 90.0% of the Rights Offering Shares.

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151.            “Senior Secured Notes” means the first lien secured notes, due July 1, 2025, issued by Venator Finance S.à.r.l. and Venator Materials LLC pursuant to the Senior Secured Notes Indenture.

152.            “Senior Secured Notes Claim” means any Claim on account of the Senior Secured Notes.

153.            “Senior Secured Notes Indenture” means that certain indenture, dated as of May 22, 2020, between Venator Finance S.à.r.l, as co-issuer, Venator Materials LLC, as co-issuer, and Wilmington Trust, National Association, as trustee, including all amendments, modifications, and supplements thereto.

154.            “Senior Unsecured Notes” means the notes, due July 15, 2025, issued by Venator Finance S.à.r.l. and Venator Materials LLC pursuant to the Senior Unsecured Notes Indenture.

155.            “Senior Unsecured Notes Claim” means any Claim on account of the Senior Unsecured Notes.

156.            “Senior Unsecured Notes Equitization Distribution” means (i) 10.0% of the New Ordinary Shares at Plan Equity Value, which shall be subject to dilution on account of (a) the MIP Shares, (b) the DIP Shares, (c) the Rights Offering Shares, and (d) the Exit Backstop Shares, and (ii) the Subscription Rights to purchase up to 10.0% of the Rights Offering Shares.

157.            “Senior Unsecured Notes Indenture” means that certain indenture, dated as of July 14, 2017, between Venator Finance S.à.r.l., as co-issuer, Venator Materials LLC, as co-issuer, and Wilmington Trust, National Association, as trustee, including all amendments, modifications, and supplements thereto.

158.            “Severance Plan” means that certain Venator Materials PLC Amended and Restated Executive Severance Plan dated as of November 14, 2017.

159.            “Solicitation Materials” means, as applicable, any documents, forms, ballots, notices, and other materials provided in connection with the solicitation of votes on the Plan, as approved by the Bankruptcy Court pursuant to sections 1125 and 1126 of the Bankruptcy Code.

160.            “Subscription Rights” means the rights issued pursuant to the Rights Offering to purchase Rights Offering Shares, on the terms set forth in the Rights Offering Documents.

161.            “Term Lender Group” means that certain group of Holders of Term Loan Claims, Senior Secured Notes Claims, and Senior Unsecured Notes Claims represented by the Term Lender Group Advisors.

162.            “Term Lender Group Advisors” means White & Case LLP, as primary counsel, local counsel in each relevant jurisdiction, any special regulatory or other specialist counsel, Houlihan Lokey, as financial advisor, and any other non-legal advisors that the Term Lender Group engages in connection with the Restructuring Transactions.

163.            “Term Loans” means any loans outstanding under the Term Loan Facility.

164.            “Term Loan Agent” means Acquiom Agency Services LLC, in its capacity as co-administrative agent and collateral agent, and Seaport Loan Products LLC, in its capacity as co-administrative agent under the Term Loan Credit Agreement.

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165.            “Term Loan Claim” means any Claim on account of the Term Loans.

166.            “Term Loan Credit Agreement” means that certain Term Loan Credit Agreement, dated as of August 8, 2017, among Venator Materials PLC, as Holdings, Venator Finance S.à.r.l., as borrower, Venator Materials LLC, as borrower, Acquiom Agency Services LLC, in its capacity as co-administrative agent and collateral agent, and Seaport Loan Products LLC, in its capacity as co-administrative agent.

167.            “Term Loan Facility” means that certain term loan facility under the loan agreement, dated August 8, 2017 between Venator Finance S.à.r.l., as borrower, Venator Materials LLC, as borrower, and the Term Loan Agent.

168.            “Third Party Release” means means the release set forth in Article VIII.D of this Plan.

169.            “Trustee” means any indenture trustee, collateral trustee, or other trustee or similar entity under the Senior Secured Notes and Senior Unsecured Notes.

170.            “U.S. Trustee” means the Office of the United States Trustee for the Southern District of Texas.

171.            “Unexpired Lease” means a lease to which one or more of the Debtors are a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

172.            “Unimpaired” means, with respect to a Class of Claims or Interests, a Class of Claims or Interests that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

173.            “Venator” means Venator Materials PLC.

B.	Rules of Interpretation.

For purposes of this Plan: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (2) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; provided that nothing in this clause (2) shall affect any parties’ consent rights over any of the Definitive Documents or any amendments thereto (both as that term is defined herein and as it is defined in the Restructuring Support Agreement); (3) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit, whether or not Filed, having been Filed or to be Filed shall mean that document, schedule, or exhibit, as it may thereafter be amended, modified, or supplemented in accordance with the Plan or Confirmation Order, as applicable; (4) any reference to an Entity as a Holder of a Claim or Interest includes that Entity’s successors and assigns; (5) unless otherwise specified, all references herein to “Articles” are references to Articles hereof or hereto; (6) unless otherwise specified, all references herein to exhibits are references to exhibits in the Plan Supplement; (7) unless otherwise specified, the words “herein,” “hereof,” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (8) subject to the provisions of any contract, certificate of incorporation, by-law, instrument, release, or other agreement or document created or entered into in connection with the Plan, the rights and obligations arising pursuant to the Plan shall be governed by, and construed and enforced in accordance with the applicable federal law, including the Bankruptcy Code and Bankruptcy Rules; (9) unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation”; (10) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (11) unless otherwise specified herein, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (12) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (13) all references to docket numbers of documents Filed in the Chapter 11 Cases are references to the docket numbers under the Bankruptcy Court’s CM/ECF system; (14) all references to statutes, regulations, orders, rules of courts, and the like shall mean as amended from time to time, and as applicable to the Chapter 11 Cases, unless otherwise stated; (15) any immaterial effectuating provisions may be interpreted by the Reorganized Debtors in such a manner that is consistent with the overall purpose and intent of the Plan all without further notice to or action, order, or approval of the Bankruptcy Court or any other Entity; and (16) unless otherwise specified, any action to be taken on the Plan Effective Date may be taken on or as soon as reasonably practicable thereafter.

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C.	Computation of Time.

Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

D.	Governing Law.

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws (other than section 5-1401 and section 5-1402 of the New York General Obligations Law), shall govern the rights, obligations, construction, and implementation of the Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control), and corporate governance matters; provided that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated in New York shall be governed by the laws of the state of incorporation or formation of the relevant Debtor or the Reorganized Debtors, as applicable, if so required by such laws of the state of incorporation or formation of the relevant Debtor or the Reorganized Debtors.

E.	Reference to Monetary Figures.

All references in the Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided herein.

F.	Reference to the Debtors or the Reorganized Debtors.

Except as otherwise specifically provided in this Plan to the contrary, references in this Plan to the Debtors or the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

G.	Controlling Document.

In the event of an inconsistency between the Plan and the Disclosure Statement, the terms of the Plan shall control in all respects. In the event of an inconsistency between the Plan and the Plan Supplement, the terms of the relevant provision in the Plan Supplement shall control (unless stated otherwise in such Plan Supplement document or in the Confirmation Order). In the event of an inconsistency between the Confirmation Order and the Plan, the Confirmation Order shall control.

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H.	Consent Rights.

Notwithstanding anything herein to the contrary, any and all consultation, information, notice, and consent rights set forth in the Restructuring Support Agreement (including the exhibits thereto), the DIP Orders, and the DIP Credit Agreement with respect to the form and substance of this Plan, all exhibits to the Plan, the Plan Supplement, and all other Definitive Documents, including any amendments, restatements, supplements, or other modifications to such agreements and documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Article I.A hereof) and fully enforceable as if stated in full herein.

Article II.
ADMINISTRATIVE CLAIMS, PRIORITY CLAIMS, DIP Claims, AND RESTRUCTURING EXPENSES

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims, and DIP Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III hereof.

A.	Administrative Claims.

Unless otherwise agreed to by the Holder of an Allowed Administrative Claim and the Debtors (with the consent of the Required Consenting Creditors, which consent shall not be unreasonably withheld) or the Reorganized Debtors, as applicable, each Holder of an Allowed Administrative Claim (other than Holders of Professional Fee Claims and Claims for fees and expenses pursuant to section 1930 of chapter 123 of title 28 of the United States Code) will receive in full and final satisfaction of its Administrative Claim an amount of Cash equal to the amount of such Allowed Administrative Claim in accordance with the following: (1) if an Administrative Claim is Allowed on or prior to the Plan Effective Date, on the Plan Effective Date or as soon as reasonably practicable thereafter (or, if not then due, when such Allowed Administrative Claim is due or as soon as reasonably practicable thereafter); (2) if such Administrative Claim is not Allowed as of the Plan Effective Date, no later than sixty (60) days after the date on which an order allowing such Administrative Claim becomes a Final Order, or as soon as reasonably practicable thereafter; (3) if such Allowed Administrative Claim is based on liabilities incurred by the Debtors in the ordinary course of their business after the Petition Date in accordance with the terms and conditions of the particular transaction giving rise to such Allowed Administrative Claim without any further action by the Holders of such Allowed Administrative Claim; (4) at such time and upon such terms as may be agreed upon by such Holder and the Debtors or the Reorganized Debtors, as applicable; or (5) at such time and upon such terms as set forth in an order of the Bankruptcy Court.

B.	Priority Tax Claims.

Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall receive Cash equal to the full amount of its Claim or such other treatment in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code.

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C.	DIP Claims.

On the Plan Effective Date, each holder of a DIP New Money Claim shall receive, at the Debtors’ election, (i) Cash in an amount equal to such DIP New Money Claim, or (ii) the right to convert such DIP New Money Claim into DIP Shares at the Discount Value.

On the Plan Effective Date, each holder of a DIP Roll-Up Claim shall receive Cash in an amount equal to such DIP Roll-Up Claim. Any letters of credit that comprise DIP Roll-Up Claims shall, on or before the Plan Effective Date, either be returned undrawn and cancelled or cash collateralized in accordance with the terms of the Prepetition ABL Credit Agreement.

D.	Professional Fee Claims.

1.            Final Fee Applications and Payment of Professional Fee Claims.

All requests for payment of Professional Fee Claims for services rendered and reimbursement of expenses incurred prior to the Confirmation Date must be Filed no later than forty-five (45) days after the Plan Effective Date. The Bankruptcy Court shall determine the Allowed amounts of such Professional Fee Claims after notice and a hearing in accordance with the procedures established by the Bankruptcy Court. The Reorganized Debtors shall pay Professional Fee Claims in Cash in the amount the Bankruptcy Court allows, including from the Professional Fee Escrow Account, which the Reorganized Debtors will establish in trust for the Professionals and fund with Cash equal to the Professional Fee Amount on the Plan Effective Date.

2.            Professional Fee Escrow Account.

On the Plan Effective Date, the Reorganized Debtors shall establish and fund the Professional Fee Escrow Account with Cash equal to the Professional Fee Amount, which shall be funded by the Reorganized Debtors. The Professional Fee Escrow Account shall be maintained in trust solely for the Professionals. Such funds shall not be considered property of the Estates of the Debtors or the Reorganized Debtors. The amount of Professional Fee Claims owing to the Professionals shall be paid in Cash to such Professionals by the Reorganized Debtors from the Professional Fee Escrow Account as soon as reasonably practicable after such Professional Fee Claims are Allowed. When all such Allowed amounts owing to Professionals have been paid in full, any remaining amount in the Professional Fee Escrow Account shall promptly be paid to the Reorganized Debtors without any further action or order of the Bankruptcy Court.

3.            Professional Fee Amount.

Professionals shall reasonably estimate their unpaid Professional Fee Claims and other unpaid fees and expenses incurred in rendering services to the Debtors before and as of the Confirmation Date, and shall deliver such estimate to the Debtors no later than five (5) Business Days before the Plan Effective Date; provided that such estimate shall not be deemed to limit the amount of the fees and expenses that are the subject of the Professional’s final request for payment of Filed Professional Fee Claims. If a Professional does not provide an estimate, the Debtors or Reorganized Debtors may estimate the unpaid and unbilled fees and expenses of such Professional.

4.            Post-Confirmation Fees and Expenses.

Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, the Debtors shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable and documented legal, professional, or other fees and expenses related to implementation of the Plan and Consummation incurred by the Debtors. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331, 363, and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Debtors may employ and pay any Professional in the ordinary course of business without any further notice to or action, order, or approval of the Bankruptcy Court.

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E.	Payment of Restructuring Expenses.

To the extent not otherwise paid, the Debtors or the Reorganized Debtors, as applicable, shall promptly pay in Cash in full all outstanding and invoiced Restructuring Expenses as follows: (i) on the Plan Effective Date, Restructuring Expenses incurred, or estimated to be incurred, during the period prior to the Plan Effective Date to the extent invoiced to the Debtors at least three (3) Business Days in advance and (ii) after the Plan Effective Date, any unpaid Restructuring Expenses within seven (7) Business Days of receiving an invoice; provided that, to the extent timely invoiced, Restructuring Expenses that are not paid by the Debtors or the Reorganized Debtors, as applicable, within the timeframes set forth in this Article II.E of the Plan shall not be deemed waived and shall be included in a subsequent invoice.

Article III.
CLASSIFICATION AND TREATMENt oF CLAIMS AND INTERESTS

A.	Classification of Claims and Interests.

This Plan constitutes a separate Plan proposed by each Debtor. Except for the Claims addressed in Article II of the Plan, all Claims and Interests are classified in the Classes set forth below in accordance with sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or an Interest, or any portion thereof, is classified in a particular Class only to the extent that any portion of such Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of such Claim or Interest qualifies within the description of such other Classes. A Claim or an Interest also is classified in a particular Class for the purpose of receiving distributions under the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Plan Effective Date.

The classification of Claims against and Interests in the Debtors pursuant to the Plan is as follows:

Class	Claims and Interests	Status	Voting Rights
Class 1	Other Secured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 2	Other Priority Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 3	Senior Secured Claims	Impaired	Entitled to Vote
Class 4	Senior Unsecured Notes Claims	Impaired	Entitled to Vote
Class 5	General Unsecured Claims	Unimpaired	Not Entitled to Vote (Presumed to Accept)
Class 6	Intercompany Claims	Impaired / Unimpaired	Not Entitled to Vote (Deemed to Reject or Presumed to Accept)
Class 7	Intercompany Interests	Impaired / Unimpaired	Not Entitled to Vote (Deemed to Reject or Presumed to Accept)
Class 8	Section 510(b) Claims	Impaired	Not Entitled to Vote (Deemed to Reject)
Class 9	Existing Equity Interests	Impaired	Not Entitled to Vote (Deemed to Reject)

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B.	Treatment of Claims and Interests.

Each Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive under the Plan the treatment described below in full and final satisfaction, settlement, release, and discharge of and in exchange for such Holder’s Allowed Claim or Allowed Interest, except to the extent different treatment is agreed to by the Reorganized Debtors and the Holder of such Allowed Claim or Allowed Interest, as applicable. Unless otherwise indicated, the Holder of an Allowed Claim or Allowed Interest, as applicable, shall receive such treatment on the Plan Effective Date or as soon as reasonably practicable thereafter.

1.            Class 1 – Other Secured Claims

(a)	Classification: Class 1 consists of all Other Secured Claims.

(b)	Treatment: Each holder of an Allowed Other Secured Claim shall receive, at the option of the applicable Debtor, in consultation with the Required Consenting Creditors:

(i)	payment in full in Cash of its Allowed Other Secured Claim;

(ii)	the collateral securing its Allowed Other Secured Claim;

(iii)	Reinstatement of its Allowed Other Secured Claim; or

(iv)	such other treatment that renders its Allowed Other Secured Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 1 is Unimpaired under the Plan. Holders of Other Secured Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such holders are not entitled to vote to accept or reject the Plan.

2.            Class 2 – Other Priority Claims

(a)	Classification: Class 2 consists of all Other Priority Claims.

(b)	Treatment: Each holder of an Allowed Other Priority Claim shall receive payment in full in Cash.

(c)	Voting: Class 2 is Unimpaired under the Plan. Holders of Other Priority Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such holders are not entitled to vote to accept or reject the Plan.

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3.            Class 3 – Senior Secured Claims

(a)	Classification: Class 3 consists of all Senior Secured Claims against any Debtor.

(b)	Treatment: Each Holder of an Allowed Senior Secured Claim shall receive, in full and final satisfaction of such Claim, such Holder’s Pro Rata share of the Senior Secured Equitization Distribution.

(c)	Voting: Class 3 is Impaired under the Plan and Holders of Allowed Claims in Class 3 are entitled to vote to accept or reject the Plan.

4.            Class 4 - Senior Unsecured Notes Claims

(a)	Classification: Class 4 consists of all Senior Unsecured Notes Claims against any Debtor.

(b)	Treatment: Each Holder of an Allowed Senior Unsecured Claim shall receive, in full and final satisfaction of such Claim, such Holder’s Pro Rata share of the Senior Unsecured Notes Equitization Distribution.

(c)	Voting: Class 4 is Impaired under the Plan and Holders of Allowed Claims in Class 4 are entitled to vote to accept or reject the Plan.

5.            Class 5 – General Unsecured Claims

(a)	Classification: Class 5 consists of all General Unsecured Claims.

(b)	Treatment: On the Plan Effective Date, each Holder of a General Unsecured Claim shall receive, at the Reorganized Debtors’ and Required Consenting Creditors’ option:

(i)	payment in full in Cash;

(ii)	Reinstatement of its General Unsecured Claim; or

(iii)	such other treatment rendering such General Unsecured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c)	Voting: Class 5 is Unimpaired under the Plan. Holders of Allowed Claims in Class 5 are conclusively deemed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

6.            Class 6 - Intercompany Claims

(a)	Classification: Class 6 consists of all Intercompany Claims.

(b)	Treatment: Subject to any specific provisions contained in the Plan Supplement, Intercompany Claims shall be, at the option of the Reorganized Debtors with the consent of the Required Consenting Creditors (not to be unreasonably withheld, conditioned, or delayed), reinstated, set off, settled, distributed, contributed, cancelled, or released without any distribution on account of such Claims, or such other treatment as reasonably determined by the Reorganized Debtors and the Required Consenting Creditors.

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(c)	Voting: Holders of Class 6 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Class 6 Claims are not entitled to vote to accept or reject the Plan.

7.            Class 7 - Intercompany Interests

(a)	Classification: Class 7 consists of all Intercompany Interests.

(b)	Treatment: Subject to any specific provisions contained in the Plan Supplement, Intercompany Interests shall be, at the option of the Reorganized Debtors with the consent of the Required Consenting Creditors (not to be unreasonably withheld, conditioned, or delayed), reinstated, set off, settled, distributed, contributed, cancelled and released without any distribution on account of such Claims, or such other treatment as reasonably determined by the Reorganized Debtors and the Required Consenting Creditors.

(c)	Voting: Holders of Class 7 Claims are conclusively deemed to have accepted the Plan pursuant to section 1126(f) or rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Holders of Class 7 Claims are not entitled to vote to accept or reject the Plan.

8.            Class 8 - Section 510(b) Claims

(a)	Classification: Class 8 consists of all Section 510(b) Claims.

(b)	Treatment: On the Plan Effective Date, all Section 510(b) Claims will be cancelled, released, discharged, and extinguished and will be of no further force or effect, and Holders of Section 510(b) Claims will not receive any distribution on account of such Section 510(b) Claims.

(c)	Voting: Class 8 is Impaired under the Plan. Holders of Allowed Claims in Class 8 are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

9.            Class 9 - Existing Equity Interests

(a)	Classification: Class 9 consists of all Existing Equity Interests.

(b)	Treatment: On the Plan Effective Date, all Existing Equity Interests shall be cancelled, released, extinguished, and discharged and will be of no further force or effect. Each holder of an Interest shall receive no recovery or distribution on account of their Existing Equity Interests.

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(c)	Voting: Class 9 is Impaired under the Plan. Holders of Allowed Claims in Class 9 are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Therefore, such Holders are not entitled to vote to accept or reject the Plan.

C.	Special Provision Governing Unimpaired Claims.

Except as otherwise provided in the Plan, nothing under the Plan shall affect the Debtors’ or the Reorganized Debtors’ rights regarding any Unimpaired Claims, including, all rights regarding legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claims.

D.	Elimination of Vacant Classes.

Any Class of Claims or Interests that does not have a Holder of an Allowed Claim or Allowed Interest or a Claim or Interest temporarily Allowed by the Bankruptcy Court as of the date of the Confirmation Hearing shall be deemed eliminated from the Plan for purposes of voting to accept or reject the Plan and for purposes of determining acceptance or rejection of the Plan by such Class pursuant to section 1129(a)(8) of the Bankruptcy Code.

E.	Voting Classes, Presumed Acceptance by Non-Voting Classes.

If a Class contains Claims or Interests eligible to vote and no Holders of Claims or Interests eligible to vote in such Class vote to accept or reject the Plan, the Holders of such Claims or Interests in such Class shall be deemed to have accepted the Plan.

F.	Intercompany Interests.

To the extent Reinstated under the Plan, for the avoidance of doubt, distributions on account of Intercompany Interests are not being received by Holders of such Intercompany Interests on account of their Intercompany Interests but for the purposes of administrative convenience, for the ultimate benefit of the Holders of New Ordinary Shares, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the Holders of Allowed Claims.

G.	Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code.

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by one or more of the Classes entitled to vote pursuant to Article III.B of the Plan. The Debtors shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify the Plan in accordance with Article X of the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification, including by modifying the treatment applicable to a Class of Claims or Interests to render such Class of Claims or Interests Unimpaired to the extent permitted by the Bankruptcy Code and the Bankruptcy Rules.

H.	Controversy Concerning Impairment.

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date or such other date as fixed by the Bankruptcy Court.

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I.	Subordinated Claims.

The allowance, classification, and treatment of all Allowed Claims and Allowed Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510 of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, and subject to the Restructuring Support Agreement, the Reorganized Debtors reserve the right to re-classify any Allowed Claim or Allowed Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

Article IV.
MEANS FOR IMPLEMENTATION OF THE PLAN

A.	General Settlement of Claims and Interests.

As discussed in detail in the Disclosure Statement and as otherwise provided herein, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, distributions, releases, and other benefits provided under the Plan, upon the Plan Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Interests and controversies resolved pursuant to the Plan. The Plan shall be deemed a motion to approve the good faith compromise and settlement of all such Claims, Interests, and controversies pursuant to Bankruptcy Rule 9019, and the entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement under section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, as well as a finding by the Bankruptcy Court that such settlement and compromise is fair, equitable, reasonable and in the best interests of the Debtors and their Estates. Subject to Article VI hereof, all distributions made to Holders of Allowed Claims in any Class are intended to be and shall be final.

B.	Restructuring Transactions.

Before, on, and after the Plan Effective Date, the Debtors or Reorganized Debtors, as applicable, shall consummate the Restructuring Transactions and may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan and the Restructuring Support Agreement, including as set forth in the Restructuring Steps Memorandum, that are consistent with and pursuant to the terms and conditions of the Plan, including: (1) the execution and delivery of any appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, formation, organization, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, the Plan Supplement, and the Restructuring Support Agreement; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan, the Plan Supplement, and the Restructuring Support Agreement and having other terms to which the applicable Entities may agree; (3) the execution, delivery, and filing, if applicable, of appropriate certificates or articles of incorporation, formation, reincorporation, merger, consolidation, conversion, or dissolution pursuant to applicable state law, including any applicable New Corporate Governance Documents; (4) the execution and delivery of the Exit Financing Documents, entry into the Exit Facilities, and issuance of the Exit Backstop Shares, as applicable; (5) pursuant to the Rights Offering Documents, if applicable, the implementation of the Rights Offering, if applicable, and the issuance of any Rights Offering Shares in connection therewith; (6) the issuance and distribution of the New Ordinary Shares as set forth in the Plan; (7) the reservation of the Management Incentive Plan Pool; and (8) such other transactions that are required to effectuate the Restructuring Transactions, including any transactions set forth in the Restructuring Steps Memorandum; and (8) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law.

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The Confirmation Order shall and shall be deemed to, pursuant to both section 1123 and section 363 of the Bankruptcy Code, authorize, among other things, all actions as may be necessary or appropriate to effectuate any transaction described in, approved by, contemplated by, or necessary to effectuate the Plan and the Restructuring Transactions.

The Debtors and Reorganized Debtors will use commercially reasonable efforts to structure and implement the Restructuring Transactions in a tax-efficient and cost-effective manner, that is reasonably acceptable to the Required Consenting Creditors.

C.	The Reorganized Debtors.

On the Plan Effective Date, the New Board shall be established and each Reorganized Debtor shall adopt its New Corporate Governance Documents. The Reorganized Debtors shall be authorized to adopt any other agreements, documents, and instruments and to take any other actions contemplated under the Plan as necessary to consummate the Plan.

D.	Sources of Consideration for Plan Distributions.

The Debtors shall fund distributions under the Plan, as applicable, with: (1) the proceeds from the Exit Facilities; (2) Cash proceeds from the sale of Rights Offering Shares from the Rights Offering (if applicable); (3) the New Ordinary Shares; and (4) the Debtors’ Cash on hand, as applicable. Each distribution and issuance referred to in Article VI of the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments or other documents evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. The issuance, distribution, or authorization, as applicable, of certain Securities in connection with the Plan, including the New Ordinary Shares will be exempt from SEC registration to the fullest extent permitted by Law, as described more fully in Article IV.L below.

1.            Exit Facilities.

On the Plan Effective Date, the Reorganized Debtors shall enter into the Exit ABL Facility and may enter into the Exit Term Loan Facility if the Required Consenting Creditors and the Debtors agree that such Exit Term Loan Facility is necessary and advisable, each on the terms set forth in the applicable Exit Financing Documents. Confirmation of the Plan shall be deemed approval of the Exit Facilities and the Exit Financing Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, expenses, and other payments provided for therein and authorization of the Reorganized Debtors to enter into and execute the Exit Financing Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facilities.

In addition the Required Consenting Creditors and the Debtors may decide to pursue either the Raised Exit Term Loan Facility or the Backstop Exit Term Loan Facility. If the Required Consenting Creditors and the Debtors agree that the Backstop Exit Term Loan Facility is necessary and advisable, such Backstop Exit Term Loan Facility shall be backstopped by the Backstop Parties in the Backstop Exit Term Loan Facility Amount on the terms set forth in the Exit Term Loan Facility Backstop Commitment Agreement. In consideration for backstopping the Backstop Exit Term Loan Facility, each Backstop Party shall receive its Pro Rata share of the Exit Backstop Commitment Premium, payable in, at the election of the Required Consenting Creditors, either: (i) Exit Backstop Shares; or (ii) Cash; provided that (a) Holders of Senior Secured Claims who are Backstop Parties shall be entitled to provide 90.0% of the Exit Term Loan Facility Backstop on a Pro Rata basis, and (b) Holders of Senior Unsecured Notes Claims who are Backstop Parties shall be entitled to provide 10.0% of the Exit Term Loan Facility Backstop on a Pro Rata basis. The Exit Backstop Shares shall be subject to dilution on account of (i) the MIP Shares and (ii) the DIP Shares.

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On the Plan Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Financing Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Financing Documents, (c) shall be deemed automatically perfected on the Plan Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Financing Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the Persons and Entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.

2.            Rights Offering.

If the Debtors and the Required Consenting Creditors in good faith determine that additional funding is necessary or desirable, the Debtors shall distribute the Subscription Rights to the Rights Offering Participants on behalf of the Reorganized Debtors as set forth in the Plan and the Rights Offering Documents. The Rights Offering (if any) shall be conducted and consummated on the terms and conditions of, and in accordance with the Rights Offering Procedures (if any).

The Rights Offering (if any) shall be backstopped by the Backstop Parties on the terms set forth in the Rights Offering Backstop Commitment Agreement, which shall provide for, among other things, and in each case on a Pro Rata basis to each Backstop Party, the Rights Offering Backstop Commitment Premium and a direct allocation of 10.0% of the Subscription Rights; provided that (a) Holders of Senior Secured Claims who are Backstop Parties shall be entitled to provide 90.0% of the Backstop Commitment on a Pro Rata basis; and (b) Holders of Senior Unsecured Notes Claims who are Backstop Parties shall be entitled to provide 10.0% of the Backstop Commitment on a Pro Rata basis. In exchange for consideration consisting of the Rights Offering Backstop Commitment Premium and in accordance with the Rights Offering Backstop Commitment Agreement, the Backstop Parties have committed to fully backstop, severally and not jointly, the Rights Offering Shares. Each Backstop Party shall fund up to its commitment amount and receive its share of the Rights Offering Shares.

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The Subscription Rights shall be offered in the following allocations, to: (a) Holders of Senior Secured Claims to purchase up to 90.0% of the Rights Offering Shares; and (b) Holders of Senior Unsecured Notes Claims to purchase up to 10.0% of the Rights Offering Shares. The Rights Offering Shares and the Rights Offering Backstop Commitment Premium shall be subject to dilution on account of (i) the MIP Shares and (ii) the DIP Shares.

The Subscription Rights will be offered, issued, and distributed under the Plan without registration under the Securities Act, or any state or local law requiring registration for offer and sale of a security, in reliance upon the exemption provided in section 1145(a) of the Bankruptcy Code to the maximum extent permitted by law, and to the extent such exemption is not available, then the Subscription Rights will be issued and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws. On the Plan Effective Date, the rights and obligations of the Debtors under the Rights Offering Backstop Commitment Agreement shall vest in the Reorganized Debtors, as applicable. The proceeds of the Rights Offering (if any) shall be used by the Reorganized Debtors for general corporate purposes.

3.            Subscription Rights and New Ordinary Shares.

Reorganized Venator shall be authorized to issue a certain number of shares of New Ordinary Shares to certain Holders of Claims pursuant to Article III.A and Article III.B. Such New Ordinary Shares shall be issued to applicable Holders of Claims (including DIP Claims), Rights Offering Participants, and/or Backstop Parties pursuant to the Rights Offering (if any), the Rights Offering Backstop Commitment Agreement (if any), and the New Corporate Governance Documents. Reorganized Venator shall issue all securities, instruments, certificates, and other documents required to be issued by it with respect to all such shares of New Ordinary Shares. All such Subscription Rights and shares of New Ordinary Shares, and any other shares of New Ordinary Shares issued pursuant to the Plan, shall be duly authorized, validly issued, fully paid, and non-assessable.

Each distribution and issuance referred to in Article VI hereof shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, including the New Corporate Governance Documents, which terms and conditions shall bind each Entity receiving such distribution or issuance. Any Entity’s acceptance of New Ordinary Shares shall be deemed as its agreement to the New Corporate Governance Documents, as the same may be amended or modified from time to time following the Plan Effective Date in accordance with their terms.

Whether the New Ordinary Shares will be publicly listed upon the Plan Effective Date will be determined by the Required Consenting Creditors.

4.            Use of Cash.

The Debtors or Reorganized Debtors, as applicable, shall use Cash on hand and proceeds of the Exit Facilities to fund distributions to certain Holders of Allowed Claims, consistent with the terms of the Plan.

E.	Corporate Existence.

Except as otherwise provided in the Plan or Plan Supplement, each Debtor shall continue to exist after the Plan Effective Date as a separate corporate Entity, limited liability company, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which such Debtor is incorporated or formed and pursuant to the certificate of incorporation and by-laws (or other formation documents) in effect prior to the Plan Effective Date, except to the extent such certificate of incorporation and by-laws (or other formation documents) are amended under the Plan or otherwise, and to the extent such documents are amended, such documents are deemed to be amended pursuant to the Plan and require no further action or approval (other than any requisite filings required under applicable state, provincial, or federal Law).

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F.	Vesting of Assets in the Reorganized Debtors.

Except as otherwise provided in the Confirmation Order, the Plan (including, for the avoidance of doubt, the Restructuring Steps Memorandum), or any agreement, instrument, or other document incorporated herein, or entered into in connection with our pursuant to, the Plan or Plan Supplement, on the Plan Effective Date, all property in each Estate, all Causes of Action, and any property acquired by any of the Debtors pursuant to the Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, Causes of Action, or other encumbrances. On and after the Plan Effective Date, except as otherwise provided in the Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

G.	Cancellation of Existing Agreements and Interests.

On the Plan Effective Date, except with respect to the Exit Facilities or to the extent otherwise provided in the Confirmation Order or the Plan, as applicable, all notes, instruments, certificates, and other documents evidencing Claims or Interests, including credit agreements and indentures, shall be cancelled and the obligations of the Debtors and the Reorganized Debtors thereunder or in any way related thereto shall be deemed satisfied in full, cancelled, discharged, and of no force or effect; provided that, notwithstanding anything to the contrary contained herein, any agreement that governs the rights of the DIP Agent, the ABL Agent, the Term Loan Agent, or the Notes Trustee shall continue in effect solely for purposes of allowing the DIP Agent, the ABL Agent, the Term Loan Agent, and the Notes Trustee, as applicable, to (i) receive distributions under the Plan and to distribute them to the Holders of the Allowed DIP Claims, Allowed Term Loan Claims, Allowed Senior Secured Notes Claims, and Allowed Senior Unsecured Notes Claims, as applicable, in accordance with the terms of DIP Orders and the DIP Credit Agreement, Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, or the Notes Indentures, as applicable, (ii) enforce its rights to payment of fees, expenses, and indemnification obligations as against any money or property distributable to Holders of Allowed DIP Claims, Allowed Term Loan Claims, Allowed Senior Secured Notes Claims, or Allowed Senior Unsecured Notes Claims, as applicable, in accordance with the terms of DIP Orders and the DIP Credit Agreement, the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, or Notes Indentures, as applicable, and (iii) appear and be heard in the Chapter 11 Cases or in any proceeding in the Bankruptcy Court, including to enforce any obligation owed to either of the DIP Agent, the ABL Agent, the Term Loan Agent, the Notes Trustee, or Holders of the DIP Claims, the Term Loan Claims, the Senior Secured Notes Claims, or the Senior Unsecured Notes Claims under the Plan, as applicable. Holders of or parties to such cancelled instruments, Securities, and other documentation will have no rights arising from or relating to such instruments, Securities, and other documentation, or the cancellation thereof, except the rights provided for pursuant to this Plan. The ABL Agent’s rights to reimbursement, indemnity and fees and expenses under the ABL Credit Agreement that by their terms survive a termination of the Prepetition ABL Credit Agreement shall survive the Plan Effective Date, notwithstanding the payment in full of the Prepetition ABL Obligations and the DIP Roll-Up Obligations and the terms of this Plan.

Any credit agreement or other instrument that governs the rights, claims, and remedies of the Holder of a Claim shall continue in full force and effect for purposes of allowing Holders of Allowed Claims to receive distributions under the Plan and allowing the Agents to exercise any charging lien against such distributions, as applicable.

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H.	Corporate Action.

Upon the Plan Effective Date, all actions contemplated under the Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of the Employment Obligations; (2) selection of the directors, officers, or managers for the Reorganized Debtors on the terms provided in the Plan and Restructuring Support Agreement; (3) the issuance and distribution of the New Ordinary Shares; (4) implementation of the Restructuring Transactions, including the Rights Offering (if any); (5) entry into the Exit Financing Documents; (6) adoption of the New Corporate Governance Documents; (7) the rejection, assumption, or assumption and assignment, as applicable, of Executory Contracts and Unexpired Leases; (8) the reservation of the Management Incentive Plan Pool; and (9) all other acts or actions contemplated or reasonably necessary or appropriate to promptly consummate the Restructuring Transactions contemplated by the Plan (whether to occur before, on, or after the Plan Effective Date) and in accordance with the Restructuring Support Agreement. All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtor, as applicable, in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Security Holders, directors, officers, or managers of the Debtors or the Reorganized Debtors, as applicable. On or (as applicable) prior to the Plan Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and (as applicable) directed to issue, execute, and deliver the agreements, documents, Securities, and instruments contemplated under the Plan (or necessary or desirable to effect the transactions contemplated under the Plan) in the name of and on behalf of the Reorganized Debtors, including the New Ordinary Shares, the New Corporate Governance Documents, the Exit Facilities, and the Exit Financing Documents, any other Definitive Documents, and any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Article IV.H shall be effective notwithstanding any requirements under non-bankruptcy law.

I.	New Corporate Governance Documents.

On or immediately prior to the Plan Effective Date, the New Corporate Governance Documents, if applicable, shall be automatically adopted by the applicable Reorganized Debtors. To the extent required under the Plan or applicable non-bankruptcy Law, each of the Reorganized Debtors will file its New Corporate Governance Documents with the applicable Secretaries of State and/or other applicable authorities in its respective state, province, or country of incorporation in accordance with the applicable Laws of the respective state, province, or country of incorporation to the extent such filing is required for each such document. The New Corporate Governance Documents will prohibit the issuance of non-voting Equity Securities to the extent required under section 1123(a)(6) of the Bankruptcy Code. For the avoidance of doubt, the New Corporate Governance Documents shall be included as exhibits to the Plan Supplement. After the Plan Effective Date, the Reorganized Debtors may amend and restate their respective New Corporate Governance Documents in accordance with the terms thereof, and the Reorganized Debtors may file such amended certificates or articles of incorporation, bylaws, or such other applicable formation documents, and other constituent documents as permitted by the Laws of the respective states, provinces, or countries of incorporation and the New Corporate Governance Documents.

J.	Directors and Officers of the Reorganized Debtors.

As of the Plan Effective Date, the term of the current members of the board of directors or other Governing Body of Venator shall expire, and the members for the initial term of the New Board shall be appointed; provided, that the independent directors serving on the special committee of the board of directors of the Debtors shall retain authority following the Plan Effective Date with respect to matters relating to Professional Fee Claim requests by Professionals acting at their authority and direction in accordance with the terms of the Plan. The independent directors serving on the special committee of the board of directors of the Debtors shall not have any of their privileged and confidential documents, communications or information transferred (or deemed transferred) to the Reorganized Debtors or any other Person or Entity without the prior written consent of the independent directors. The initial New Board shall consist of seven (7) directors, including (a) the Chief Executive Officer of Reorganized Venator; (b) if the members of the Cross-Holder Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Cross-Holder Group; and (c) if the members of the Term Lender Group are still parties to the Restructuring Support Agreement, three (3) independent directors selected by the Term Lender Group. The identities of the initial members of the New Board will be included in the Plan Supplement, to the extent known at the time of filing. Each such member and officer of the Reorganized Debtors shall serve from and after the Plan Effective Date pursuant to the terms of the New Corporate Governance Documents and other constituent documents of the Reorganized Debtors.

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K.	Effectuating Documents; Further Transactions.

On and after the Plan Effective Date, the Reorganized Debtors, and their respective officers and boards of directors and managers, are authorized to and may issue, execute, deliver, file, or record such contracts, Securities, instruments, releases, and other agreements or documents and take such actions as may be necessary to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

L.	Certain Securities Law Matters.

The offering of any New Ordinary Shares prior to the Petition Date shall be exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The offering, issuance, exchange and distribution of the New Ordinary Shares (excluding MIP Shares), as contemplated by Article III of the Plan, after the Petition Date shall be exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S., state, or local law requiring registration prior to the offering, exchange issuance, distribution, or sale of securities in accordance with, and pursuant to, section 1145 of the Bankruptcy Code, and to the extent such exemption is not available, then such New Ordinary Shares (including MIP Shares) will be offered, issued and distributed under the Plan pursuant to other applicable exemptions from registration under the Securities Act and any other applicable securities laws, including pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.  Such New Ordinary Shares, to the extent offered, issued and distributed pursuant to section 1145 of the Bankruptcy Code, (i) will not be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and (ii) will be freely tradeable and transferable without registration under the Securities Act in the United States by the recipients thereof that are not, and have not been within 90 days of such transfer, an “affiliate” of the Debtors as defined in Rule 144(a)(1) under the Securities Act, subject to the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 1145(b) of the Bankruptcy Code, and compliance with applicable securities laws and any rules and regulations of the SEC or state or local securities laws, if any, applicable at the time of any future transfer of such securities or instruments.

Persons who receive the New Ordinary Shares pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder will hold “restricted securities” and may not be transferred except pursuant to an effective registration statement or under an available exemption from the registration requirements of the Securities Act. Resales of such restricted securities would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Holders of such restricted securities would, however, under certain conditions, be permitted to resell New Ordinary Shares without registration if they are able to comply with the applicable provisions of Rule 144 or Rule 144A under the Securities Act or any other registration exemption under the Securities Act, or if such sales of restricted securities are registered under the Securities Act.

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The Reorganized Debtors need not provide any further evidence other than the Plan or the Confirmation Order to any Entity (including DTC and any transfer agent for the New Ordinary Shares) with respect to the treatment of the New Ordinary Shares to be issued under the Plan under applicable securities laws.  DTC and any transfer agent for the New Ordinary Shares shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the New Ordinary Shares to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.  Notwithstanding anything to the contrary in the Plan, no Entity (including DTC and any transfer agent for the New Ordinary Shares) may require a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New Ordinary Shares to be issued under the Plan are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services.

M.	Section 1146 Exemption.

To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan or pursuant to: (1) the issuance, reinstatement, distribution, transfer, or exchange of any debt, Security, or other interest in the Debtors or the Reorganized Debtors; (2) the Restructuring Transactions; (3) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (4) the making, assignment, or recording of any lease or sublease; (5) the grant of collateral as security for any or all of the Exit Facilities; or (6) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

N.	Employment Obligations.

Unless otherwise provided herein, and subject to Article V of the Plan, all employee wages, compensation, retiree benefits (as defined in 11 U.S.C. § 1114(a)), and benefit programs in place as of the Plan Effective Date with the Debtors, including for the avoidance of doubt, all executive compensation programs, executive employment agreements, and the Severance Plan, shall be assumed by the Reorganized Debtors and shall remain in place as of the Plan Effective Date, and the Reorganized Debtors will continue to honor such agreements, arrangements, programs, and plans as of the Plan Effective Date; provided that it is agreed and understood that the consummation of the Restructuring Transactions and the Plan and any associated organization changes shall not constitute a “change in control” or “change of control” or other similar event under any such agreement, arrangement, program, plan, or policy. For the avoidance of doubt, pursuant to section 1129(a)(13) of the Bankruptcy Code, as of the Plan Effective Date, all retiree benefits (as such term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. On the Plan Effective Date, the Reorganized Debtors shall (a) assume all employment agreements, indemnification agreements, or other agreements entered into with current employees; provided that it is agreed to and understood that the consummation of the Restructuring Transactions and the Plan and any associated organization changes shall not constitute a “change in control” or “change of control” or other similar event under any such agreement, arrangement, program, plan, or policy; or (b) enter into new agreements with such employees on terms and conditions acceptable to the Reorganized Debtors and such employee. For the avoidance of doubt, the Third-Party Release does not release the Debtors from their obligations to retirees as set forth in the Plan.

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O.	Management Incentive Plan.

Effective on the Plan Effective Date, the Reorganized Debtors shall implement the Management Incentive Plan. The Management Incentive Plan shall provide for no less than 30.0% of the Management Incentive Plan Pool to be allocated within forty-five (45) days following the Plan Effective Date to the Management Incentive Plan Participants on terms to be agreed between the Management Incentive Plan Participants and the New Board; provided that such period shall be extended automatically by an additional forty-five (45) days if good faith discussions between the Management Incentive Plan Participants and the New Board regarding the terms of the Management Incentive Plan remain ongoing at the conclusion of the initial forty-five (45) day period. The remaining 70.0% of the Management Incentive Plan Pool will be available to be allocated after the Plan Effective Date, in the form and on terms as determined by the New Board in consultation with the Management Incentive Plan Participants.  If either (a) the New Board does not institute the Management Incentive Plan in accordance with the terms of the Plan (including the time periods set forth therein) or (b) the allocation to any Management Incentive Plan Participant or any other term thereof is not satisfactory to such participant (as determined in such participant’s sole discretion) prior to the expiration of the time periods set forth herein, in either case, such event shall constitute a “Termination for Good Reason” under the participant’s employment agreement and under the Severance Plan.

P.	Preservation of Causes of Action.

In accordance with section 1123(b) of the Bankruptcy Code, but subject to this Article IV.P, the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action whether arising before or after the Petition Date, including any actions specifically enumerated in the Schedule of Retained Causes of Action, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Plan Effective Date, other than the Causes of Action released by the Debtors pursuant to the releases and exculpations contained in the Plan, including in Article VIII hereof. For the avoidance of doubt, the Debtors and the Reorganized Debtors are hereby releasing in full (and are not preserving) any Claim or Cause of Action against the Consenting Creditors, the Backstop Parties, the DIP Lenders, the Holders of the DIP Roll-Up Claims, the ABL Agent, and their respective Affiliates and advisors (each in their capacity as such).

Subject to the limitations expressly provided herein, including the Releases set forth in Article VIII herein, the Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity (other than Consenting Creditors, Backstop Parties, the ABL Agent, the Holders of the DIP Roll-Up Claims, or the DIP Lenders, and their respective Affiliates and advisors) may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against it as any indication that the Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against it. The Debtors and the Reorganized Debtors expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.

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The Reorganized Debtors reserve and shall retain such Causes of Action notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Debtor may hold against any Entity shall vest in the corresponding Reorganized Debtor, except as otherwise expressly provided in the Plan, including Article VIII of the Plan. The Reorganized Debtors, through their authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action unless released pursuant to this Plan. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court. For the avoidance of doubt, any Claims or Causes of Action against the Consenting Creditors, the Backstop Parties, the Holders of DIP Roll-Up Claims, the ABL Agent, or the DIP Lenders and their respective Affiliates and advisors (each in their capacity as such) shall not be retained Causes of Action.

Q.	DTC Eligibility.

The Debtors and the Reorganized Debtors, as applicable, shall use commercially reasonable efforts to promptly make the New Ordinary Shares eligible for deposit with DTC.

R.	Closing the Chapter 11 Cases.

Upon the occurrence of the Plan Effective Date, the Reorganized Debtors shall be permitted to close all of the Chapter 11 Cases except for one of the Chapter 11 Cases, as determined by the Reorganized Debtors, and all pending or contested matters relating to each of the Debtors, including objections to Claims, shall be administered and heard in such Chapter 11 Case.

Article V.
TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption of Executory Contracts and Unexpired Leases.

On the Plan Effective Date, except as otherwise provided herein, each Executory Contract and Unexpired Lease shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Plan Effective Date under sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract and Unexpired Lease: (1) was assumed, assumed and assigned, or rejected previously by the Debtors; (2) previously expired or terminated pursuant to its own terms; (3) is the subject of a motion to reject Filed on or before the Plan Effective Date; or (4) is identified on the Rejected Executory Contract and Unexpired Lease List. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain of such contracts to Affiliates.

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Entry of the Confirmation Order by the Bankruptcy Court shall constitute a court order approving the assumptions, assumptions and assignments, or rejections of the Executory Contracts or Unexpired Leases as set forth in the Plan or the Rejected Executory Contract and Unexpired Lease List pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Any motions to assume Executory Contracts or Unexpired Leases pending on the Plan Effective Date shall be subject to approval by the Bankruptcy Court on or after the Plan Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed pursuant to this Article V.A or pursuant to any order of the Bankruptcy Court, which has not been assigned to a third party before the Confirmation Date, shall revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as such terms are modified by the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption or rejection under applicable federal Law. Notwithstanding anything to the contrary in the Plan, the Debtors or the Reorganized Debtors, as applicable, with the consent of the Required Consenting Creditors (not to be unreasonably withheld or delayed), reserve the right to alter, amend, modify, or supplement the Rejected Executory Contract and Unexpired Lease List at any time through and including thirty (30) days after the Plan Effective Date.

To the maximum extent permitted by applicable Law, to the extent that any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the assumption or assumption and assignment of such Executory Contract or Unexpired Lease (including any “change of control” or similar provision), then such provision shall be deemed modified such that the transactions contemplated by the Plan shall not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto.

B.	Claims Based on Rejection of Executory Contracts or Unexpired Leases.

Unless otherwise provided by a Final Order of the Bankruptcy Court, all Proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases, pursuant to the Plan or the Confirmation Order, if any, must be Filed with the Claims and Noticing Agent and served on the Reorganized Debtors no later than thirty (30) days after the effective date of such rejection.

Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not Filed with the Claims and Noticing Agent within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors, the Reorganized Debtors, the Estates, or their property, without the need for any objection by the Debtors or Reorganized Debtors, or further notice to, action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully satisfied, released, and discharged, and be subject to the permanent injunction set forth in  Article VIII.F of the Plan, notwithstanding anything in a Proof of Claim to the contrary.

All Claims arising from the rejection by any Debtor of any Executory Contract or Unexpired Lease pursuant to section 365 of the Bankruptcy Code shall be treated as a General Unsecured Claim pursuant to Article III.B of the Plan and may be objected to in accordance with the provisions of Article VII of the Plan and the applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

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C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases.

The Debtors or the Reorganized Debtors, as applicable, shall pay Cures, if any, on the Plan Effective Date or as soon as reasonably practicable thereafter. Unless otherwise agreed upon in writing by the parties to the applicable Executory Contract or Unexpired Lease, all requests for payment of Cure that differ from the amounts paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty must be Filed with the Bankruptcy Court on or before thirty (30) days after the Plan Effective Date. Any such request that is not timely Filed shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any other party in interest or any further notice to or action, order, or approval of the Bankruptcy Court. Any Cure shall be deemed fully satisfied, released, and discharged upon payment by the Debtors or the Reorganized Debtors of the Cure; provided that nothing herein shall prevent the Reorganized Debtors from paying any Cure despite the failure of the relevant counterparty to File such request for payment of such Cure. The Reorganized Debtors, in consultation with Required Consenting Creditors, also may settle any Cure without any further notice to or action, order, or approval of the Bankruptcy Court. In addition, any objection to the assumption of an Executory Contract or Unexpired Lease under the Plan must be Filed with the Bankruptcy Court on or before thirty (30) days after the Plan Effective Date. Any such objection will be scheduled to be heard by the Bankruptcy Court at the Debtors’ or Reorganized Debtors’, as applicable, first scheduled omnibus hearing, or such other setting as requested by the Debtors or Reorganized Debtors, for which such objection is timely Filed. Any counterparty to an Executory Contract or Unexpired Lease that fails to timely object to the proposed assumption of any Executory Contract or Unexpired Lease will be deemed to have consented to such assumption.

If there is any dispute regarding any Cure, the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” within the meaning of section 365 of the Bankruptcy Code, or any other matter pertaining to assumption, then payment of Cure shall occur as soon as reasonably practicable after entry of a Final Order resolving such dispute, approving such assumption (and, if applicable, assignment), or as may be agreed upon by the Debtors or the Reorganized Debtors, as applicable, and the counterparty to the Executory Contract or Unexpired Lease.

Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise and full payment of any applicable Cure pursuant to this Article V shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the Plan Effective Date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, and for which any Cure has been fully paid pursuant to this Article V, shall be deemed disallowed and expunged as of the Plan Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.

D.	Insurance Policies.

Each of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as Executory Contracts under the Plan. Unless otherwise provided in the Plan, on the Plan Effective Date, (1) the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments relating to coverage of all insured Claims and (2) such insurance policies and any agreements, documents, or instruments relating thereto shall revest in the Reorganized Debtors.

The Reorganized Debtors shall not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies in effect prior to the Plan Effective Date (including, without limitation, any tail policy), and any directors and officers of the Debtors who served in such capacity at any time before or after the Plan Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and/or officers remain in such positions after the Plan Effective Date. Notwithstanding anything herein to the contrary, the Debtors and the Reorganized Debtors shall retain the ability to supplement such directors’ and officers’ insurance policies as the Debtors deem necessary, including by purchasing any tail coverage (including, without limitation, a tail policy).

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E.	Indemnification Policies.

Consistent with applicable Law, all Indemnification Provisions in place as of the Plan Effective Date shall be reinstated and remain intact, irrevocable, and shall survive the effectiveness of the Plan and the Restructuring Transactions on terms no less favorable to such current and former officers, managers, employees, attorneys, accountants, investment bankers, and other professionals of the Debtors than the Indemnification Provisions in place prior to the Plan Effective Date.

F.	Reservation of Rights.

Nothing contained in the Plan or the Plan Supplement, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any of the Reorganized Debtors have any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have forth-five (45) days following entry of a Final Order resolving such dispute to alter its treatment of such contract or lease under the Plan.

G.	Nonoccurrence of Plan Effective Date.

In the event that the Plan Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

H.	Contracts and Leases Entered Into After the Petition Date.

Contracts and leases entered into after the Petition Date by any Debtor, including any Executory Contracts and Unexpired Leases assumed by such Debtor, will be performed by the applicable Debtor or the Reorganized Debtors liable thereunder in the ordinary course of their business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.

Article VI.
PROVISIONS GOVERNING DISTRIBUTIONS

A.	Timing and Calculation of Amounts to Be Distributed.

Unless otherwise provided in the Plan, on the Plan Effective Date (or, if a Claim is not an Allowed Claim on the Plan Effective Date, on the date that such Claim becomes an Allowed Claim, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim shall receive the full amount of the distributions that the Plan provides for Allowed Claims in the applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VII hereof. Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Plan Effective Date.

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B.	Disbursing Agent.

All distributions under the Plan shall be made by the Disbursing Agent on the Plan Effective Date. The Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. Additionally, in the event that the Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.

C.	Rights and Powers of Disbursing Agent.

1.            Powers of the Disbursing Agent.

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

2.            Expenses Incurred On or After the Plan Effective Date.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent (including the Agents/Trustees) on or after the Plan Effective Date (including taxes), and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses), made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors.

D.	Delivery of Distributions and Undeliverable or Unclaimed Distributions.

1.            Record Date for Distribution.

On the Distribution Record Date, the Claims Register shall be closed and any party responsible for making distributions shall instead be authorized and entitled to recognize only those record Holders listed on the Claims Register as of the close of business on the Distribution Record Date. If a Claim, other than one based on a publicly traded Security, is transferred twenty (20) or fewer days before the Distribution Record Date, the Disbursing Agent shall make distributions to the transferee only to the extent practicable and, in any event, only if the relevant transfer form contains an unconditional and explicit certification and waiver of any objection to the transfer by the transferor.

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2.            Delivery of Distributions in General.

Except as otherwise provided herein, the Disbursing Agent shall make distributions to Holders of Allowed Claims and Allowed Interests (as applicable) as of the Distribution Record Date at the address for each such Holder as of the date of any such distribution; provided that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.

3.            Minimum Distributions.

No fractional shares of New Ordinary Shares shall be distributed and no Cash shall be distributed in lieu of such fractional amounts. When any distribution pursuant to the Plan on account of an Allowed Claim or Allowed Interest (as applicable) would otherwise result in the issuance of a number of shares of New Ordinary Shares that is not a whole number, the actual distribution of shares of New Ordinary Shares shall be rounded as follows: (a) fractions of one-half (½) or greater shall be rounded to the next higher whole number and (b) fractions of less than one-half (½) shall be rounded to the next lower whole number with no further payment therefore. The total number of authorized shares of New Ordinary Shares to be distributed under the Plan shall be adjusted as necessary to account for the foregoing rounding.

4.            Undeliverable Distributions and Unclaimed Property.

In the event that any distribution to any Holder of Allowed Claims or Allowed Interests (as applicable) is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then-current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one (1) year from the Plan Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors automatically and without need for a further order by the Bankruptcy Court (notwithstanding any applicable federal, provincial or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder of Claims to such property or interest in property shall be discharged and forever barred.

5.            Surrender of Canceled Instruments or Securities.

On the Plan Effective Date or as soon as reasonably practicable thereafter, each holder of a certificate or instrument evidencing a Claim or an Interest shall be deemed to have surrendered such certificate or instrument to the Disbursing Agent. Such surrendered certificate or instrument shall be cancelled solely with respect to the Debtors, and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-à-vis one another with respect to such certificate or instrument, including with respect to any indenture or agreement that governs the rights of the holder of a Claim or Interest, which shall continue in effect for purposes of allowing holders to receive distributions under the Plan, charging liens, priority of payment, and indemnification rights. Notwithstanding anything to the contrary herein, this paragraph shall not apply to certificates or instruments evidencing Claims or Interests that are Unimpaired under the Plan.

E.	Manner of Payment.

At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by check or wire transfer or as otherwise required or provided in applicable agreements.

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F.	Section 1145 Exemption.

Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance, exchange and distribution of the New Ordinary Shares (excluding the MIP Shares), as contemplated by Article III.B hereof, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable Law requiring registration prior to the offering, issuance, exchange, distribution, or sale of Securities, to the maximum extent possible. The offering of such New Ordinary Shares prior to the Petition Date shall be exempt from such registration requirements pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. In addition, to the extent New Ordinary Shares are offered, issued, exchanged or distributed pursuant to section 1145 of the Bankruptcy Code, such New Ordinary Shares (excluding the MIP Shares) will be freely tradable in the U.S. by the recipients thereof, subject to the provisions of (i) section 1145 (b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act; (ii) compliance with applicable securities Laws and any rules and regulations of the SEC, if any, applicable at the time of any future transfer of such Securities or instruments; and (iii) any restrictions in the New Corporate Governance Documents.

G.	Compliance with Tax Requirements.

In connection with the Plan, to the extent applicable, any applicable withholding or reporting agent shall comply with all tax withholding and reporting requirements imposed on them by any Governmental Unit, and all distributions made pursuant to the Plan shall be subject to such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, any applicable withholding or reporting agent shall be authorized to take all actions necessary to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under the Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, Liens, and encumbrances.

H.	Allocations.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

I.	Foreign Currency Exchange Rate.

Except as otherwise provided in a Bankruptcy Court order, as of the Plan Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate for the applicable currency as published in The Wall Street Journal (National Edition), on the Plan Effective Date.

J.	Setoffs and Recoupment.

Except as expressly provided in this Plan, each Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code, set off and/or recoup against any Plan Distributions to be made on account of any Allowed Claim, any and all claims, rights, and Causes of Action that such Reorganized Debtor may hold against the Holder of such Allowed Claim to the extent such setoff or recoupment (other than for any Allowed Claim held by the Consenting Creditors, Backstop Parties, the ABL Agent, the Holders of the DIP Roll-Up Claims, or DIP Lenders) is either (1) agreed in amount among the relevant Reorganized Debtor(s) and Holder of Allowed Claim or (2) otherwise adjudicated by the Bankruptcy Court or another court of competent jurisdiction; provided that neither the failure to effectuate a setoff or recoupment nor the allowance of any Claim hereunder shall constitute a waiver or release by a Reorganized Debtor or its successor of any and all claims, rights, and Causes of Action that such Reorganized Debtor or its successor may possess against the applicable Holder. In no event shall any Holder of Claims against, or Interests in, the Debtors be entitled to recoup any such Claim or Interest against any claim, right, or Cause of Action of the Debtors or the Reorganized Debtors, as applicable, unless such Holder actually has performed such recoupment and provided notice thereof in writing to the Debtors in accordance with Article XII.G of the Plan on or before the Plan Effective Date, notwithstanding any indication in any Proof of Claim or otherwise that such Holder asserts, has, or intends to preserve any right of recoupment.

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K.	Claims Paid or Payable by Third Parties.

1.            Claims Paid by Third Parties.

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or a Reorganized Debtor. Subject to the last sentence of this paragraph, to the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such Holder to timely repay or return such distribution shall result in the Holder owing the applicable Reorganized Debtor annualized interest at the Federal Judgment Rate on such amount owed for each Business Day after the 14-day grace period specified above until the amount is fully repaid.

2.            Claims Payable by Third Parties.

No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claim objection having to be Filed and without any further notice to or action, order, or approval of the Bankruptcy Court.

3.            Applicability of Insurance Policies.

Except as otherwise provided in the Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Notwithstanding anything to the contrary contained herein (including Article III of the Plan), nothing contained in the Plan shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers, under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

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Article VII.
PROCEDURES FOR RESOLVING CONTINGENT,
UNLIQUIDATED, AND DISPUTED CLAIMS

A.	Disputed Claims Process.

Notwithstanding section 502(a) of the Bankruptcy Code, and in light of the Unimpaired status of all Allowed General Unsecured Claims under the Plan, except as required by the Plan, Holders of Claims need not file Proofs of Claim, and the Reorganized Debtors and the holders of Claims shall determine, adjudicate, and resolve any disputes over the validity and amounts of such Claims in the ordinary course of business as if the Chapter 11 Cases had not been commenced except that (unless expressly waived pursuant to the Plan) the Allowed amount of such Claims shall be subject to the limitations or maximum amounts permitted by the Bankruptcy Code, including sections 502 and 503 of the Bankruptcy Code, to the extent applicable. All Proofs of Claim filed in these Chapter 11 Cases shall be considered objected to and Disputed without further action by the Debtors. Upon the Plan Effective Date, all Proofs of Claim filed against the Debtors, regardless of the time of filing, and including Proofs of Claim filed after the Plan Effective Date, shall be deemed withdrawn and expunged, other than as provided below. Notwithstanding anything in this Plan to the contrary, disputes regarding the amount of any Cure pursuant to section 365 of the Bankruptcy Code and Claims that the Debtors seek to have determined by the Bankruptcy Court, shall in all cases be determined by the Bankruptcy Court.

For the avoidance of doubt, there is no requirement to File a Proof of Claim or Proof of Interest (or move the Bankruptcy Court for allowance) to be an Allowed Claim or Allowed Interest, as applicable, under the Plan. Notwithstanding the foregoing, Entities must file Cure objections as set forth in Article VII hereof to the extent such Entity disputes the amount of the Cure paid or proposed to be paid by the Debtors or the Reorganized Debtors to a counterparty. Except as otherwise provided herein, all Proofs of Claim filed after the Plan Effective Date shall be disallowed and forever barred, estopped, and enjoined from assertion, and shall not be enforceable against any Reorganized Debtor, without the need for any objection by the Reorganized Debtors or any further notice to or action, order, or approval of the Bankruptcy Court.

B.	Allowance of Claims.

After the Plan Effective Date and subject to the terms of this Plan, each of the Reorganized Debtors shall have and retain any and all rights and defenses such Debtor had with respect to any Claim or Interest immediately prior to the Plan Effective Date. The Debtors may affirmatively determine to deem Unimpaired Claims Allowed to the same extent such Claims would be allowed under applicable non-bankruptcy law.

C.	Claims Administration Responsibilities.

Except as otherwise specifically provided in the Plan, after the Plan Effective Date, the Reorganized Debtors, in consultation with the Required Consenting Creditors, shall have the sole authority: (1) to File, withdraw, or litigate to judgment, objections to Claims or Interests; (2) to settle or compromise any Disputed Claim or Interest without any further notice to or action, order, or approval by the Bankruptcy Court; and (3) to administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order, or approval by the Bankruptcy Court. For the avoidance of doubt, except as otherwise provided herein, from and after the Plan Effective Date, each Reorganized Debtor shall have and retain any and all rights and defenses such Debtor had immediately prior to the Plan Effective Date with respect to any Disputed Claim or Interest, including the Causes of Action retained pursuant to the Plan.

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Any objections to Claims and Interests other than General Unsecured Claims shall be served and Filed on or before the 120th day after the Plan Effective Date or by such later date as ordered by the Bankruptcy Court. All Claims and Interests other than General Unsecured Claims not objected to by the end of such 120-day period shall be deemed Allowed unless such period is extended upon approval of the Bankruptcy Court.

Notwithstanding the foregoing, the Debtors and Reorganized Debtors shall be entitled to dispute and/or otherwise object to any General Unsecured Claim in accordance with applicable nonbankruptcy law. If the Debtors or Reorganized Debtors dispute any General Unsecured Claim, such dispute shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Chapter 11 Cases had not been commenced. In any action or proceeding to determine the existence, validity, or amount of any General Unsecured Claim, any and all claims or defenses that could have been asserted by the applicable Debtor(s) or the Entity holding such General Unsecured Claim are preserved as if the Chapter 11 Cases had not been commenced.

D.	Estimation of Claims and Interests.

Before or after the Plan Effective Date, the Debtors or the Reorganized Debtors, as applicable, (and in consultation with the Required Consenting Creditors), may (but are not required to) at any time request that the Bankruptcy Court estimate any Disputed Claim or Interest that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party in interest previously has objected to such Claim or Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim or Interest, including during the litigation of any objection to any Claim or Interest or during the appeal relating to such objection. Notwithstanding any provision otherwise in the Plan, a Claim that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars, unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim or Interest, that estimated amount shall constitute a maximum limitation on such Claim or Interest for all purposes under the Plan (including for purposes of distributions), and the relevant Reorganized Debtor may elect to pursue any supplemental proceedings to object to any ultimate distribution on such Claim or Interest.

E.	Adjustment to Claims or Interests without Objection.

Any duplicate Claim or Interest or any Claim or Interest that has been paid, satisfied, amended, or superseded may be adjusted or expunged on the Claims Register by the Reorganized Debtors without the Reorganized Debtors having to File an application, motion, complaint, objection, or any other legal proceeding seeking to object to such Claim or Interest and without any further notice to or action, order, or approval of the Bankruptcy Court.

F.	Disallowance of Claims or Interests.

All Claims and Interests of any Entity from which property is sought by the Debtors under sections 542, 543, 550, or 553 of the Bankruptcy Code or that the Debtors or the Reorganized Debtors allege is a transferee of a transfer that is avoidable under sections 522(f), 522(h), 544, 545, 547, 548, 549, or 724(a) of the Bankruptcy Code shall be disallowed if: (1) the Entity, on the one hand, and the Debtors or the Reorganized Debtors, as applicable, on the other hand, agree or the Bankruptcy Court has determined by Final Order that such Entity or transferee is liable to turn over any property or monies under any of the aforementioned sections of the Bankruptcy Code; and (2) such Entity or transferee has failed to turn over such property by the date set forth in such agreement or Final Order.

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G.	No Distributions Pending Allowance.

Notwithstanding any other provision of the Plan, if any portion of a Claim or Interest is a Disputed Claim or Interest, as applicable, no payment or distribution provided hereunder shall be made on account of such Claim or Interest unless and until such Disputed Claim or Interest becomes an Allowed Claim or Interest; provided that if only the Allowed amount of an otherwise valid Claim or Interest is Disputed, such Claim or Interest shall be deemed Allowed in the amount not Disputed and payment or distribution shall be made on account of such undisputed amount.

H.	Distributions After Allowance.

To the extent that a Disputed Claim or Interest ultimately becomes an Allowed Claim or Interest, distributions (if any) shall be made to the holder of such Allowed Claim or Interest in accordance with the provisions of the Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim or Interest becomes a Final Order, the Disbursing Agent shall provide to the holder of such Claim or Interest the distribution (if any) to which such holder is entitled under the Plan as of the Plan Effective Date, without any interest to be paid on account of such Claim or Interest.

I.	No Postpetition Interest on Claims.

Unless otherwise specifically provided for in the Plan or the Confirmation Order, or required by applicable bankruptcy and non-bankruptcy law, postpetition interest shall not accrue or be paid on any prepetition Claims against the Debtors, and no Holder of a prepetition Claim against the Debtors shall be entitled to interest accruing on or after the Petition Date on any such prepetition Claim. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim with respect to the period from the Plan Effective Date to the date a final distribution is made on account of such Disputed Claim, if and when such Disputed Claim becomes an Allowed Claim.

Article VIII.
SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS

A.	Discharge of Claims and Termination of Interests.

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, the Confirmation Order, or in any contract, instrument, or other agreement or document created or entered into pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Plan Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Plan Effective Date by the Reorganized Debtors), Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims or Interests, including demands, liabilities, and Causes of Action that arose before the Plan Effective Date, any liability (including withdrawal liability) to the extent such Claims or Interests relate to services performed by employees of the Debtors prior to the Plan Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Plan Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim based upon such debt or right is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the occurrence of the Plan Effective Date.

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B.	Release of Liens.

Except as otherwise provided in the Exit Financing Documents, the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Plan Effective Date and concurrently with the applicable distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Plan Effective Date, except for Other Secured Claims that the Debtors elect to Reinstate in accordance with Article III.B.1 hereof, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtors and their successors and assigns. Any Holder of such Secured Claim (and the applicable agents for such Holder) shall be authorized and directed, at the sole cost and expense of the Reorganized Debtors, to release any collateral or other property of any Debtor (including any Cash Collateral and possessory collateral) held by such Holder (and the applicable agents for such Holder), and to take such actions as may be reasonably requested by the Reorganized Debtors to evidence the release of such Lien, including the execution, delivery, and filing or recording of such releases. The presentation or filing of the Confirmation Order to or with any federal, state, provincial, or local agency or department shall constitute good and sufficient evidence of, but shall not be required to effect, the termination of such Liens.

C.	Releases by the Debtors.

Notwithstanding anything contained in the Plan to the contrary, as of the Plan Effective Date, pursuant to section 1123(b) of the Bankruptcy Code, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions and services of the Released Parties in facilitating the implementation of the restructuring contemplated by the Plan, the adequacy of which is hereby confirmed, except (i) for the right to enforce the Plan or any right or obligation arising under, without limitation, the Definitive Documents or other documents entered into in furtherance of the restructuring and Restructuring Transactions that remain in effect or become effective after the Plan Effective Date or (ii) as otherwise provided in the Plan or in the Confirmation Order, on and after the Plan Effective Date, the Released Parties are deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Debtors, the Reorganized Debtors, and their Estates, and their Related Parties, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all other Entities who may purport to assert any Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, or their Related Parties, as applicable, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort or otherwise, that the Debtors, the Reorganized Debtors, or their Estates, or their Related Parties, as applicable, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, their Estates, or other Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the Debtors’ capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in this Plan, the business or contractual arrangements between or among any Debtor, Reorganized Debtor, Related Party and any Released Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, the assertion or enforcement of rights and remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors by Released Parties other than the Consenting Creditors), intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before or during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions, or any Restructuring Transactions, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for the avoidance of doubt, the Plan Supplement), any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions, or any Restructuring Transactions, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Restructuring Transactions, including the issuance or distribution of Securities pursuant to the Restructuring Transactions, or the distribution of property pursuant to the Restructuring Transactions, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before, in respect of the foregoing clause, the Plan Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release (i) any Causes of Action identified in the Schedule of Retained Causes of Action; provided, however, that any Causes of Action against the Consenting Creditors, their Affiliates, the ABL Agent, the Holders of the DIP Roll-Up Claims, or their respective advisors shall not be retained Causes of Action or be identified in the Schedule of Retained Causes of Action, and (ii) any post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

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Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtor Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtor Release is: (a) in exchange for the good and valuable consideration provided by each of the Released Parties, including, without limitation, the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (b) a good faith settlement and compromise of the Claims released by the Debtor Release; (c) in the best interests of the Debtors and all Holders of Claims and Interests; (d) fair, equitable, and reasonable; (e) given and made after due notice and opportunity for hearing; and (f) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtor Release.

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D.	Releases by Third Parties.

Notwithstanding anything contained in the Plan to the contrary, as of the Plan Effective Date, in exchange for good and valuable consideration, including the obligations of the Debtors under the Plan and the contributions and services of the Released Parties in facilitating the implementation of the restructuring contemplated by the Plan, the adequacy of which is hereby confirmed, pursuant to section 1123(b) of the Bankruptcy Code, in each case except for Claims arising under, or preserved by, the Plan, including (i) the right to enforce the Plan or any right or obligation arising under the Definitive Documents or other documents entered into in furtherance of the restructuring and Restructuring Transactions that remain in effect or become effective after the Plan Effective Date or (ii) as otherwise provided in the Plan or in the Confirmation Order, to the fullest extent permitted under applicable law, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each and all of the Releasing Parties, from any and all Claims and Causes of Action, in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all Entities who may purport to assert any Claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing Entities, from any and all Claims and Causes of Action, including any derivative claims, asserted or assertable on behalf of any of the foregoing Entities, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable on behalf of the Debtors, the Reorganized Debtors, or their Estates, or any Related Party, as applicable, that such Entity would have been legally entitled to assert (whether individually or collectively) or on behalf of the Holder of any Claim against, or Interest in, a Debtor, a Reorganized Debtor, or their Estates or other Entity, or any Related Party, based on or relating to, or in any manner arising from, in whole or in part, the Debtors (including the capital structure, management, ownership, or operation thereof), the purchase, sale, or rescission of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in this Plan, the business or contractual arrangements between or among any Debtor and any Released Party, or any Related Party, the ownership and/or operation of the Debtors by any Released Party or the distribution of any Cash or other property of the Debtors to any Released Party, the assertion or enforcement of rights or remedies against the Debtors, the Debtors’ in- or out-of-court restructuring efforts, any Avoidance Actions (but excluding Avoidance Actions brought as counterclaims or defenses to Claims asserted against the Debtors by Released Parties other than the Consenting Creditors), intercompany transactions between or among a Debtor or an Affiliate of a Debtor and another Debtor or Affiliate of a Debtor, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before and during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions or any Restructuring Transactions, contract, instrument, release, or other agreement or document (including any legal opinion requested by any Entity regarding any transaction, contract, instrument, document or other agreement contemplated by the Plan or the reliance by any Released Party on the Plan or the Confirmation Order in lieu of such legal opinion) relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), before or during the Chapter 11 Cases, any other Definitive Document, or other documents entered into in furtherance of the restructuring and Restructuring Transactions or any Restructuring Transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the Filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance or distribution of Securities pursuant to the Restructuring Transactions and/or Plan, or the distribution of property pursuant to the Restructuring Transactions and/or the Plan or any other related agreement, or upon any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Plan Effective Date. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

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Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained herein, and, further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (a) consensual; (b) essential to the Confirmation of the Plan; (c) given in exchange for the good and valuable consideration provided by each of the Released Parties, including, without limitation, the Released Parties’ substantial contributions to facilitating the Restructuring Transactions and implementing the Plan; (d) a good faith settlement and compromise of the Claims released by the Third-Party Release; (e) in the best interests of the Debtors and their Estates; (f) fair, equitable, and reasonable; (g) given and made after due notice and opportunity for hearing; and (h) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

E.	Exculpation.

Effective as of the Plan Effective Date, to the fullest extent permissible under applicable law and without affecting or limiting either the Debtor Release or the Third-Party Release, and except as otherwise specifically provided in the Plan, no Debtor shall have or incur, and each Debtor is released and exculpated from any Cause of Action or any claim arising from the Petition Date through the Plan Effective Date related to any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the formulation, preparation, dissemination, negotiation, filing, or termination of the Restructuring Support Agreement, the DIP New Money Facility, the DIP Roll-Up Facility, the DIP Documents, the Exit Facilities, the Exit Financing Documents, the Rights Offering Documents (if any), the Backstop Commitment Agreements (if any), the Prepetition ABL Credit Agreement, the Term Loan Credit Agreement, the Notes Indentures, the Disclosure Statement, the Plan (including, for avoidance of doubt, the Plan Supplement), any other Definitive Document, or any Restructuring Transaction, contract, instrument, release or other agreement or document (relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the Disclosure Statement, the Exit Facilities, the Plan, or the Plan Supplement before or during the Chapter 11 Cases, the filing of the Chapter 11 Cases, the pursuit of Confirmation, the pursuit of Consummation, the administration and implementation of the Plan, including the issuance of Securities pursuant to the Plan, or the distribution of property under the Plan or any other related agreement (excluding, for the avoidance of doubt, providing any legal opinion effective as of the Plan Effective Date requested by any Entity regarding any transaction, contract, instrument, document, or other agreement contemplated by the Plan), except for claims related to any act or omission that is determined in a Final Order to have constituted actual fraud, willful misconduct, or gross negligence, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors have, and upon Consummation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding the foregoing, the exculpation shall not release any obligation or liability of any Entity for any post-Plan Effective Date obligation under the Plan or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. No entity or person may commence or pursue a Claim or Cause of Action of any kind against any of the Debtors that arose or arises from, in whole or in part, a Claim or Cause of Action subject to the terms of this paragraph, without this Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a colorable Claim for actual fraud, gross negligence, or willful misconduct against any such Debtor and such party is not exculpated pursuant to this provision; and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against such Debtor.

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The Debtors have, and upon confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable laws with regard to the solicitation of votes and distribution of consideration pursuant to the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. Notwithstanding anything to the contrary in the foregoing, the exculpation set forth above does not release or exculpate any Claim relating to post-Plan Effective Date obligations of any party or Entity under the Plan, the Confirmation Order, any Restructuring Transaction, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan, including the Exit Facilities, the Exit Financing Documents, or any Claim or obligation arising under the Plan.

Solely with respect to the exculpation provisions, notwithstanding anything to the contrary herein the Plan, the 1125(e) Exculpation Parties shall not incur liability for any Cause of Action or Claim related to any act or omission in connection with, relating to, or arising out of, in whole or in part, (a) the solicitation of acceptance or rejection of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code or (b) the participation, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, in the offer, issuance, sale, or purchase of a security, offered or sold under the Plan. No entity or person may commence or pursue a Claim or Cause of Action of any kind against any of the 1125(e) Exculpation Parties that arose or arises from, in whole or in part, a Claim or Cause of Action subject to the terms of this paragraph, without this Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a colorable Claim for actual fraud, gross negligence, or willful misconduct against any such 1125(e) Exculpation Party and such party is not exculpated pursuant to this provision; and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against such 1125(e) Exculpation Party. The Bankruptcy Court will have sole and exclusive jurisdiction to adjudicate the underlying colorable Claim or Causes of Action.

F.	Injunction.

Except as otherwise expressly provided in this Plan or the Confirmation Order or for obligations issued or required to be paid pursuant to the Plan or the Confirmation Order, all Entities who have held, hold, or may hold Claims or Interests that have been released, discharged, or are subject to exculpation are permanently enjoined, from and after the Plan Effective Date, from taking any of the following actions against, as applicable, the Debtors, the Reorganized Debtors, or the Released Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests; (2) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree, or order against such Entities on account of or in connection with or with respect to any such Claims or Interests; (3) creating, perfecting, or enforcing any encumbrance of any kind against such Entities or the property or the Estates of such Entities on account of or in connection with or with respect to any such Claims or Interests; (4) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from such Entities or against the property of such Entities on account of or in connection with or with respect to any such Claims or Interests unless such Holder has Filed a motion requesting the right to perform such setoff on or before the Plan Effective Date, and notwithstanding an indication of a Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to applicable law or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claims or Interests released or settled pursuant to the Plan.

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No Person or Entity may commence or pursue a Claim or Cause of Action, as applicable, of any kind against the Debtors, the Reorganized Debtors, or the Released Parties, as applicable, that relates to or is reasonably likely to relate to any act or omission in connection with, relating to, or arising out of a Claim or Cause of Action, as applicable, subject to the terms of the Plan, without the Bankruptcy Court (i) first determining, after notice and a hearing, that such Claim or Cause of Action represents a claim of willful misconduct, fraud or gross negligence against a Released Party and (ii) specifically authorizing such Entity or Person to bring such Claim or Cause of Action against any such Debtor, Reorganized Debtor, or Released Party, as applicable.

The Bankruptcy Court shall have sole and exclusive jurisdiction to determine whether a Claim or Cause of Action is colorable and, only to the extent legally permissible and shall have jurisdiction to adjudicate the underlying colorable Claim or Cause of Action.

G.	Protections Against Discriminatory Treatment.

Consistent with section 525 of the Bankruptcy Code and the Supremacy Clause of the U.S. Constitution, all Entities, including Governmental Units, shall not discriminate against the Reorganized Debtors or deny, revoke, suspend, or refuse to renew a license, permit, charter, franchise, or other similar grant to, condition such a grant to, discriminate with respect to such a grant against, the Reorganized Debtors, or another Entity with whom the Reorganized Debtors have been associated, solely because each Debtor has been a debtor under chapter 11 of the Bankruptcy Code, has been insolvent before the commencement of the Chapter 11 Cases (or during the Chapter 11 Cases but before the Debtors are granted or denied a discharge), or has not paid a debt that is dischargeable in the Chapter 11 Cases.

H.	Document Retention.

On and after the Plan Effective Date, the Reorganized Debtors may maintain documents in accordance with their standard document retention policy, as may be altered, amended, modified, or supplemented by the Reorganized Debtors.

I.	Reimbursement or Contribution.

If the Bankruptcy Court disallows a Claim for reimbursement or contribution of an Entity pursuant to section 502(e)(1)(B) of the Bankruptcy Code, then to the extent that such Claim is contingent as of the time of allowance or disallowance, such Claim shall be forever disallowed and expunged notwithstanding section 502(j) of the Bankruptcy Code, unless prior to the Confirmation Date: (1) such Claim has been adjudicated as non-contingent or (2) the relevant Holder of a Claim has Filed a non-contingent Proof of Claim on account of such Claim and a Final Order has been entered prior to the Confirmation Date determining such Claim as no longer contingent.

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Article IX.
CONDITIONS PRECEDENT TO CONSUMMATION OF THE PLAN

A.	Conditions Precedent to the Plan Effective Date.

It shall be a condition to the Plan Effective Date of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.B hereof:

1.	the Restructuring Support Agreement shall not have been terminated by all parties thereto and shall remain in full force and effect;

2.	the Final DIP Order shall be in full force and effect and there shall be no defaults under the DIP Documents continuing unless waived by the requisite DIP Lenders in accordance with the terms of the DIP Documents;

3.	the Restructuring Transactions have been implemented in accordance with the Restructuring Steps Memorandum in all material respects;

4.	an order approving the Disclosure Statement and an order confirming the Plan (which, for the avoidance of doubt, may be the same order) shall have been entered and such orders shall not have been stayed, modified, or vacated on appeal;

5.	the Backstop Commitment Agreements (if any) shall not have been terminated and shall remain in full force and effect;

6.	the final version of the Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been Filed in a manner consistent in all material respects with the Plan and subject to the consent rights in the Restructuring Support Agreement or other Definitive Document;

7.	the Plan, Confirmation Order, and all schedules, documents, supplements, and exhibits to the Plan, and any other Definitive Documents shall have become effective, subject to the consent and approval rights set forth in the Restructuring Support Agreement;

8.	the New Ordinary Shares shall have been issued (with all conditions precedent thereto having been satisfied or waived);

9.	all Professional Fee Amounts that require the approval of the Bankruptcy Court shall have been paid in full or amounts sufficient to pay such fees and expenses after the Plan Effective Date shall have been funded into the Professional Fee Escrow Account pending the approval of such fees and expenses by the Bankruptcy Court;

10.	all Restructuring Expenses shall have been paid in accordance with the Plan; and

11.	any and all requisite governmental, regulatory, and third-party approvals and consents shall have been obtained.

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B.	Waiver of Conditions.

The conditions to the Plan Effective Date set forth in this Article IX may be waived in whole or in part at any time by the Debtors only with the prior written consent of the Required Consenting Creditors (email shall suffice), without notice, leave, or order of the Bankruptcy Court or any formal action other than proceedings to confirm or consummate the Plan.

C.	Substantial Consummation

“Substantial consummation” of the Plan, as defined by section 1101(2) of the Bankruptcy Code, shall be deemed to occur on the Plan Effective Date.

D.	Effect of Failure of Conditions.

If Consummation does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by the Debtors, Claims, or Interests; (2) prejudice in any manner the rights of the Debtors, any Holders of Claims or Interests, or any other Entity; or (3) constitute an admission, acknowledgment, offer, or undertaking by the Debtors, any Holders of Claims or Interests, or any other Entity, respectively; provided that all provisions of the Restructuring Support Agreement that survive termination thereof shall remain in effect in accordance with the terms thereof.

Article X.
MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A.	Modification and Amendments.

Except as otherwise specifically provided in the Plan and to the extent permitted by the Restructuring Support Agreement and applicable law, the Debtors reserve the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code and, as appropriate, not resolicit votes on such modified Plan. Subject to those restrictions on modifications set forth in the Plan and the Restructuring Support Agreement, and the requirements of section 1127 of the Bankruptcy Code, Rule 3019 of the Federal Rules of Bankruptcy Procedure, and, to the extent applicable, sections 1122, 1123, and 1125 of the Bankruptcy Code, each of the Debtors expressly reserves its respective rights to revoke or withdraw, or, to alter, amend, or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend, or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan.

B.	Effect of Confirmation on Modifications.

Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

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C.	Revocation or Withdrawal of Plan.

To the extent permitted by the Restructuring Support Agreement (including the consent, approval, and consultation rights set forth therein), the Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to File subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected under the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity.

Article XI.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Plan Effective Date, on and after the Plan Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, or relating to, the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:

1.            allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2.            decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;

3.            resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which a Debtor is party or with respect to which a Debtor may be liable and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Plan Effective Date, pursuant to Article V hereof, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired;

4.            ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

5.            adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Plan Effective Date;

6.            adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

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7.            enter and implement such orders as may be necessary to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with the Plan or the Disclosure Statement;

8.            enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

9.            resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the Consummation, interpretation, or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

10.          issue injunctions, enter and implement other orders, or take such other actions as may be necessary to restrain interference by any Entity with Consummation or enforcement of the Plan, including any action to adversely impact, reduce or diminish the Debtors’ or Reorganized Debtor’s net operating losses or other tax assets or attributes, or any action (including in the United States or any foreign jurisdiction) that is intended or is reasonably likely to directly or indirectly prevent, impede, hinder, adversely affect, and/or delay any of the Restructuring Transactions or any actions or efforts of the Debtors and Reorganized Debtors and/or their ability to consummate the Plan;

11.          resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the releases, injunctions, exculpations, and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions, exculpations, and other provisions;

12.          resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article VI.K hereof;

13.          enter and implement such orders as are necessary if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

14.          determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with the Plan, the Plan Supplement, or the Disclosure Statement;

15.          enter an order concluding or closing the Chapter 11 Cases;

16.          adjudicate any and all disputes arising from or relating to distributions under the Plan;

17.          consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

18.          determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

19.          hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

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20.          hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

21.          hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions and releases granted in the Plan, including under Article VIII hereof, regardless of whether such termination occurred prior to or after the Plan Effective Date;

22.          hear and determine all disputes involving the obligations or terms of the Rights Offering and the Backstop Commitment Agreements;

23.          enforce all orders previously entered by the Bankruptcy Court; and

24.          hear any other matter not inconsistent with the Bankruptcy Code.

As of the Plan Effective Date, notwithstanding anything in this Article XI to the contrary, the Exit Financing Documents shall be governed by the jurisdictional provisions therein and the Bankruptcy Court shall not retain any jurisdiction with respect thereto.

Article XII.
MISCELLANEOUS PROVISIONS

A.	Immediate Binding Effect.

Subject to Article IX.A hereof and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Plan Effective Date, the terms of the Plan (including, for the avoidance of doubt, the Plan Supplement) shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.

B.	Additional Documents.

On or before the Plan Effective Date, and consistent in all respects with the terms of the Restructuring Support Agreement, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary to effectuate and further evidence the terms and conditions of the Plan. The Debtors or the Reorganized Debtors, as applicable, and all Holders of Claims receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

C.	Payment of Statutory Fees.

All fees payable pursuant to section 1930(a) of the Judicial Code, as determined by the Bankruptcy Court at a hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid by each of the Reorganized Debtors (or the Disbursing Agent on behalf of each of the Reorganized Debtors) for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or closed, whichever occurs first.

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D.	Statutory Committee and Cessation of Fee and Expense Payment.

On the Plan Effective Date, any statutory committee appointed in the Chapter 11 Cases shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases. The Reorganized Debtors shall no longer be responsible for paying any fees or expenses incurred by the members of or advisors to any statutory committees after the Plan Effective Date.

All monthly reports shall be filed, and all fees due and payable pursuant to section 1930(a) of Title 28 of the United States Code shall be paid by the Debtors or the Reorganized Debtors (or the Disbursing Agent on behalf of each of the Reorganized Debtors) on the Plan Effective Date, and following the Plan Effective Date, the Reorganized Debtors (or the Disbursing Agent on behalf of each of the Reorganized Debtors) shall pay such fees as they are assessed and come due for each quarter (including any fraction thereof), and shall file quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay such quarterly fees to the U.S. Trustee and to file quarterly reports until the earliest of that particular Debtor’s case being closed, dismissed, or converted to a case under chapter 7 of the Bankruptcy Code.

E.	Reservation of Rights.

Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order, and the Confirmation Order shall have no force or effect if the Plan Effective Date does not occur. None of the Filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Plan Effective Date.

F.	Successors and Assigns.

The rights, benefits, and obligations of any Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, Affiliate, officer, manager, director, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

G.	Notices.

All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

1.      Debtors:

Venator Materials PLC
Titanium House

Hanzard Drive

Wynyard Park

Stockton-On-Tees

United Kingdom

TS22 5FD
Attention: Russ Stolle, Executive Vice President, General Counsel and Chief Compliance Officer
E-mail address: russ_stolle@venatorcorp.com

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with copies to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Steven N. Serajeddini, P.C.
E-mail address: steven.serajeddini@kirkland.com

and

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Attention: Jeffrey Michalik
E-mail address: jeff.michalik@kirkland.com

and

Jackson Walker LLP
1401 McKinney, Suite 1900
Houston, Texas 77010
Attention: Matthew Cavenaugh, Jennifer Wertz, and Victoria Argeropolous, Beau Butler
E-mail addresses: mcavenaugh@jw.com; jwertz@jw.com; vargeroplos@jw.com; bbutler@jw.com

2.      Cross-Holder Group:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention: Scott J. Greenberg and Steven Domanowski

E-mail address: sgreenberg@gibsondunn.com; sdomanowski@gibsondunn.com

and

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue

Washington, DC 20036

Attention: AnnElyse Scarlett Gains

E-mail address: agains@gibsondunn.com

3.      Term Lender Group:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Harrison Denman and Scott Greissman

E-mail address: harrison.denman@whitecase.com; sgreissman@whitecase.com

After the Plan Effective Date, the Debtors have authority to send a notice to Entities that to continue to receive documents pursuant to Bankruptcy Rule 2002, such Entity must File a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Plan Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

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H.	Term of Injunctions or Stays.

Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Plan Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

I.	Entire Agreement.

Except as otherwise indicated, and without limiting the effectiveness of the Restructuring Support Agreement, the Plan (including, for the avoidance of doubt, the Plan Supplement) supersedes all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into the Plan.

J.	Exhibits.

All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are Filed, copies of such exhibits and documents shall be available upon written request to the Debtors’ counsel at the address above or by downloading such exhibits and documents from the Debtors’ restructuring website at http://dm.epiq11.com/Venator or the Bankruptcy Court’s website at www.txs.uscourts.gov/bankruptcy. To the extent any exhibit or document is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the non-exhibit or non-document portion of the Plan shall control.

K.	Nonseverability of Plan Provisions.

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, subject to the terms of the Restructuring Support Agreement, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the Debtors’ consent, provided that any such deletion or modification must be consistent with the Restructuring Support Agreement and the consent rights contained in each of them; and (3) nonseverable and mutually dependent.

L.	Votes Solicited in Good Faith.

Upon entry of the Confirmation Order, the Debtors will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and each of their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, managers, employees, advisors, and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale, and purchase of Securities offered and sold under the Plan and any previous plan, and, therefore, neither any of such parties or individuals or the Reorganized Debtors will have any liability for the violation of any applicable law, rule, or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale, or purchase of the Securities offered and sold under the Plan and any previous plan.

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M.	Closing of Chapter 11 Cases.

The Reorganized Debtors shall, promptly after the full administration of the Chapter 11 Cases, File with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.

N.	Waiver or Estoppel.

Each Holder of a Claim or Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, or papers Filed with the Bankruptcy Court prior to the Confirmation Date.

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Dated: May 14, 2023	VENATOR MATERIALS PLC on behalf of itself and all its Debtor affiliates

	By:	/s/ Kurt Ogden
Name: Kurt Ogden
Title: Chief Financial Officer

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Exhibit B

Restructuring Support Agreement

[Filed with the SEC as a Separate Exhibit]

Exhibit C

Financial Projections

I.	Introduction

The Debtors believe that the Plan meets the feasibility requirement set forth in section 1129(a)(11) of the Bankruptcy Code, as confirmation of the Plan1 is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successors to the Debtors under the Plan. This confirmation condition is referred to as the “feasibility” of the Plan. In connection with the planning and development of the Plan, and for the purposes of whether such plan would satisfy this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources to operate their business.

For purposes of demonstrating feasibility of the Plan, the Debtors have prepared the forecasted, consolidated balance sheet, income statement, and statement of cash flows (the “Financial Projections” or the “Projections”) for the annual periods ending December 31, 2023 (fiscal year 2023) through December 31, 2027 (fiscal year 2027) (the “Projection Period”), inclusive of preliminary actuals through March 31, 2023. The Financial Projections were prepared based on assumptions made by the Debtors’ management team (“Management”), in consultation with their advisors, as to the future performance of the Reorganized Debtors, and reflect the Debtors’ judgment and expectations regarding their future operations and financial position. The Financial Projections have been prepared on a consolidated basis in sufficient detail, as far as is reasonably practicable based on the Debtors’ books and records, and provide adequate information in accordance with section 1125 of the Bankruptcy Code.

The Financial Projections are based on the following: (a) market conditions and projected market conditions in each of the Debtors’ key segments discussed below; (b) the ability to maintain sufficient working capital to fund operations; and (c) confirmation of the Plan. The Financial Projections assume certain treatment and planning strategies for U.S. federal, state, and foreign income tax purposes. Actual treatment and realization of planning strategies may vary materially, resulting in substantially greater tax liabilities for the Debtors than is set forth in the Financial Projections.

Although Management has prepared the Financial Projections in good faith based upon information available to them as of the date hereof, including information derived from public sources that have not been independently verified, and believes the assumptions to be reasonable, there can be no assurance that the assumptions in the Financial Projections will be realized. Management continues to monitor the macroeconomy, the industry, and their business results and reserves the right (but is under no obligation) to modify the Financial Projections to reflect, among other things, any revised assumptions regarding the overall industry growth rate, revised assumptions regarding developments in the macroeconomy, and/or revised assumptions based on the Debtors’ business results during the Projection Period.

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement, to which these Financial Projections are attached as Exhibit C, or the Plan attached to the Disclosure Statement as Exhibit A, as applicable.

II.	Accounting Policies and Disclaimers

THESE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS , THE FINANCIAL ACCOUNTING STANDARDS BOARD, OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. FURTHERMORE, THE FINANCIAL PROJECTIONS HAVE NOT BEEN AUDITED, REVIEWED, OR SUBJECTED TO ANY PROCEDURES DESIGNED TO PROVIDE ANY LEVEL OF ASSURANCE BY THE DEBTORS’ INDEPENDENT PUBLIC ACCOUNTANTS.

THE FINANCIAL PROJECTIONS, INCLUDING THE UNDERLYING ASSUMPTIONS, SHOULD BE CAREFULLY REVIEWED IN EVALUATING THE PLAN. ALTHOUGH MANAGEMENT BELIEVES THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE FINANCIAL PROJECTIONS WILL BE REALIZED. THE FINANCIAL PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, THE REORGANIZED DEBTORS, OR ANY OTHER PERSON AS TO THE ACCURACY OF THE FINANCIAL PROJECTIONS OR THAT THE FINANCIAL PROJECTIONS WILL BE REALIZED. THE FINANCIAL PROJECTIONS ASSUME THAT THE DEBTORS WILL EMERGE FROM CHAPTER 11 ON THE ASSUMED PLAN EFFECTIVE DATE. THE FINANCIAL PROJECTIONS SHOULD BE READ IN CONJUNCTION WITH (1) THE DISCLOSURE STATEMENT, INCLUDING ANY OF THE EXHIBITS THERETO OR INCORPORATED REFERENCES THEREIN, AS WELL AS THE RISK FACTORS SET FORTH THEREIN, AND (2) THE SIGNIFICANT ASSUMPTIONS, QUALIFICATIONS, AND NOTES SET FORTH BELOW.

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH OR DISCLOSE THEIR FINANCIAL PROJECTIONS. ACCORDINGLY, THE DEBTORS RESERVE THE RIGHT TO, BUT DISCLAIM ANY OBLIGATION TO, (A) FURNISH UPDATED FINANCIAL PROJECTIONS TO HOLDERS OF CLAIMS OR INTERESTS AT ANY TIME IN THE FUTURE, (B) INCLUDE UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR (C) OTHERWISE MAKE UPDATED INFORMATION OR FINANCIAL PROJECTIONS PUBLICLY AVAILABLE. THE SUMMARY FINANCIAL PROJECTIONS AND RELATED INFORMATION PROVIDED IN THE DISCLOSURE STATEMENT AND THE EXHIBITS THERETO HAVE BEEN PREPARED BY MANAGEMENT. THE FINANCIAL PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS’ CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THE FINANCIAL PROJECTIONS AND RELATED INFORMATION OR AS TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE FINANCIAL PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE FINANCIAL PROJECTIONS AND RELATED INFORMATION, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

2

MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THE FINANCIAL PROJECTIONS, THE WORDS “ANTICIPATE,” “BELIEVE,” “ESTIMATE,” “WILL,” “MAY,” “INTEND,” “EXPECT,” AND SIMILAR EXPRESSIONS SHOULD BE GENERALLY IDENTIFIED AS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, INDUSTRY-SPECIFIC RISK FACTORS, AND OTHER MARKET AND COMPETITIVE CONDITIONS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH HEREIN. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS ARE AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS.

III.	General Assumptions

1.	Overview & Methodology

(a)     The Financial Projections are based upon, and assume the successful implementation of, the Debtors’ business plan during the course of the Projection Period.

(b)     The Financial Projections assume that the Plan will be consummated in accordance with its terms and that all transactions contemplated by the Plan will be consummated by June 30, 2023 (the “Emergence Date”). Any significant delay in the Emergence Date may have a significant negative effect on the operations and financial performance of the Debtors including, an increased risk or inability to meet sales forecasts and the incurrence of higher reorganization expenses.

(c)     The opening post-emergence balance sheet as of June 30, 2023, was prepared utilizing the preliminary March 31, 2023, trial balance and projected results of operations and cash flows over the Projection Period to the assumed Emergence Date. Actual balances may vary from those reflected in the opening balance sheet due to variances in projections and potential changes in cash needed to consummate the Plan. The reorganized pro forma balance sheets for the Projection Period contain certain pro forma adjustments as a result of consummation of the Plan.

3

(d)     “Adjusted EBITDA” is a non-generally accepted accounting principles (“GAAP”) measure and should not be considered as an alternative to GAAP measures, such as net income, operating income, cash flow from operating activities, or any other GAAP measure of financial performance.

(e)     The Financial Projections account for the reorganization and related transactions pursuant to the Plan. While the Debtors expect that they will be required to implement fresh start accounting upon emergence, they have not yet completed the work required to quantify the impact on the Financial Projections. When the Debtors fully implement fresh start accounting, differences from the depiction presented are anticipated and those differences could be material. Fresh start accounting requires all assets, liabilities, and equity instruments to be valued at “fair value.” In addition to valuing assets, liabilities, and equity instruments at fair value, the Debtors will have tax professionals analyze any go forward tax implications as a result of the restructuring transaction. The Financial Projections account for the anticipated restructuring transaction and related transactions pursuant to the Plan, but do not account for the final tax analysis that will be done upon emergence. Moreover, the Financial Projections make certain assumptions about the transaction steps that will be taken to effectuate the restructuring transaction and related transactions pursuant to the Plan, which steps have not yet been finalized. The finalization of the transaction steps and tax analysis may materially impact these Financial Projections.

2.	Restructuring Assumptions

(a)	The Financial Projections assume a post-emergence capital structure consisting of:

i.	The Exit ABL Facility in an amount of $330 million. The Exit ABL Facility and will bear interest at a rate equal to SOFR + 2.00%, paid quarterly.

ii.	The Exit Term Loan Facility in an amount to be agreed upon.

iii.	Equitization of any DIP New Money Claims, Senior Secured Claims, and Senior Unsecured Notes Claims in a number of shares to be agreed upon, and optionality for the Rights Offering and the Exit Term Loan Facility Backstop.

3.	Operational Assumptions

Venator’s business is divided into two main segments: (i) the Titanium Dioxide Segment, and (ii) the Performance Additives Segment. The Titanium Dioxide Segment produces a highly diversified array of titanium dioxide products, which are utilized as a white-hued coloring agent in applications ranging from paper and plastic to food and personal care products . The Performance Additives Segment produces a variety of multi-hued coloring additives that are used in food preparation and in the coatings, paint, and plastics industries, as well as a timber treatment business, which manufactures wood protection chemicals. Venator has manufacturing facilities in seven countries and sells its products to a worldwide customer base of industrial manufacturers of end-use products.

4

The Financial Projections assume continued operations of the Debtors’ two main segments:

(a)	Titanium Dioxide: Venator has nameplate production capacity of 602,000 metric tons of titanium dioxide per year in seven manufacturing locations around the globe, making it one of the four largest titanium dioxide producers globally. Venator’s Titanium Dioxide Segment has been able to differentiate its business from its competitors by producing extremely high-quality titanium dioxide utilizing sulfate and six chloride production processes to meet customer needs and preferences. While the end result is the same compound, certain customers and markets prefer products from a specific process. For example, printer ink producers prefer the sulfate process while automotive paint manufacturers prefer the chloride process. The Titanium Dioxide Segment has over 1,100 customers including those producing paints, coatings, printing inks, ceramics, paper, and plastics, with direct sales to customers accounting for approximately 87% of the Debtors’ total titanium dioxide sales. In the twelve-month period ending on December 31, 2022, the Debtors’ net operating revenue from the Titanium Dioxide Segment was $1.597 billion, comprising 73% of global revenue. The Debtors have introduced a number of new, innovative titanium dioxide products over the last several years. These specialized offerings have allowed the Debtors to establish a market-leading presence in several high margin markets.

(b)	Performance Additives: The Performances Additives Segment consists of three major business lines: functional additives, color pigments, and timber treatment. Venator has nameplate production capacity of 205,000 metric tons of Performance Additives products in five manufacturing facilities located in four countries. The functional additives business line produces barium- and zinc-based chemicals that can augment certain industrial products’ attributes, including brilliance, stability, and viscosity. Sales of these products are primarily related to plastics and coatings, with a specific focus on the construction sector. The color pigments business consists of the production of certain inorganic chemicals for use in the construction, coatings, plastics, and specialty markets. While a significant portion of the color pigments business was sold as part of the Symphony Transaction, the Debtors retained their ultramarines and specialty inorganic chemical product business lines. Venator is the world’s second largest producer of high-quality ultramarine blue pigments derived from clay. These pigments have been approved by the FDA for use in various food contact applications and in certain cosmetics applications, both of which are highly specialized, high margin markets. The Debtors’ specialty inorganic chemical products, including their cadmium-based pigments, are used in certain technical settings such as coatings, plastics, and in ink production. Similar to the Titanium Dioxide Segment, the Debtors’ color pigments divisions have distinguished themselves based on their high-quality, technically superior preparations, allowing them to access certain higher-margin markets for their products. The Debtors’ timber treatment business line is managed through Viance, LLC, the Debtor’s joint venture with Lanxess AG. As part of this joint venture, the Debtors manufacture a chemical treatment that is used on wood to reduce damage from fire, decay, and insect or fungal attack. These products are sold to industrial customers who utilize the products to treat wood that is eventually sold directly to corporate and individual consumers through large-scale distributors. Venator has a major, market-leading position in these industries, serving over 1,700 customers globally. Sales for the Performance Additives Segment are primarily conducted directly, except with respect to the production of ultramarines as part of the Debtors’ color pigments and timber treatment businesses which is accomplished through third-party facilitators. In the twelve-month period ending on December 31, 2022, the Debtors’ Performance Additives Segment generated $576 million in revenues, comprising 26.5% of global revenue.

5

UNAUDITED PROJECTED OPENING BALANCE SHEET

$ in millions	Notes	Predecessor 6/30/2023	Reorganization Adjustments	Successor 6/30/2023
Assets				
Cash and cash equivalents	(A)	$ (168)	$ 239	$ 72
AR and notes receivable	(B)	372	-	372
Inventories	(B)	465	-	465
Prepaid and other current assets	(B)	63	-	63
Property, plant & equipment, net	(C)	556	(513)	43
Other assets	(D)	298	(98)	200
Total Assets		**$ 1,586**	**$ (372)**	**$ 1,215**
Liabilities & Equity				
Accounts payable	(B)	239	-	239
Other current liabilities	(B)	136	-	136
Current debt	(E)	1,365	(1,365)	-
Long term debt	(E)	6	-	6
Exit ABL Facility	(E)	-	84	84
Other non-current liabilities	(F)	162	-	162
Total Liabilities		**$ 1,908**	**$ (1,281)**	**$ 627**
Total Equity	**(G)**	**$ (322)**	**$ 910**	**$ 588**
Total Liabilities and Equity		**$ 1,586**	**$ (372)**	**$ 1,215**

6

UNAUDITED PROJECTED BALANCE SHEET

7

UNAUDITED PROJECTED INCOME STATEMENT

8

UNAUDITED PROJECTED STATEMENT OF CASH FLOWS

9

NOTES TO FINANCIAL PROJECTIONS

Note A – Cash and Cash Equivalents

Consolidated Cash balance of the Reorganized Debtors for all entities and subsidiaries.

Note B – Working Capital Accounts

The Financial Projections assume the Reorganized Debtors’ working capital accounts, including accounts receivable, notes receivable, inventory, prepaid expenses, other current assets, accounts payable, and other current liabilities continue to perform according to historical relationships with respect to revenue and expense activity. Accounts receivable and accounts payable balances are projected based on days outstanding calculations and forecasted to be generally in-line with historical ratios. Working capital balances fluctuate during the year depending on seasonality and the year-end balances shown herein may not be representative of the ending monthly balances during the year. The Financial Projections assume working capital will continue to normalize and gradually return to terms in line with historical levels, particularly Days Payable Outstanding.

Note C – Plant, Property & Equipment, Net

Primarily includes machinery and equipment, building and improvements, land and improvements, office furniture, fixtures, right of use finance lease assets, and capitalized software. These assets are stated at cost less accumulated depreciation and reflect the Debtors’ capital expenditure assumptions during the Projection Period.

Note D – Other Assets

Consists of intangible assets, non-current deferred tax assets, and right of use lease assets, net of depreciation, spare parts, prepaid pension assets, and investments in unconsolidated affiliates. Intangible assets are subject to material change based on valuation and potential implementation of fresh start accounting in connection with emergence.

Note E – Current, Long-Term Debt, and Exit ABL Facility

The balance sheet included in the Projections presents a pro forma view assuming the effect of certain adjustments related to the Reorganized Debtors’ emergence from the Chapter 11 Cases. These adjustments primarily relate to the additional borrowings under the Reorganized Debtors’ Exit ABL Facility to refinance the Prepetition ABL Facility Claims and the exchange of the DIP New Money Claims, Term Loan Claims, Senior Secured Notes Claims, and Senior Unsecured Notes Claims for equity in the Reorganized Debtors. The Financial Projections include pro forma adjustments to reflect the proposed restructuring, but do not purport to represent all aspects of the Financial Accounting Standards Board ASC 852. The Projections assume that the Reorganized Debtors are able to secure financing in the form of the Exit ABL Facility.

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Note F – Other Non-Current Liabilities

Includes transactions, advances, or investments made to affiliate or related parties, accrued liabilities, and other miscellaneous long-term liabilities.

Note G – Equity

Represents the net book value of stockholders’ equity. The Financial Projections reflect illustrative assumptions on how Equity Interests are treated under the Plan, as noted in the Restructuring Assumptions, these illustrative assumptions are subject to material change upon fully implementing fresh start accounting.

Note H – Revenues

The Financial Projections are based on Management’s view of the Reorganized Debtors’ market position and overall economic outlook. The Financial Projection assumptions were developed under the assumption that demand recovers in Europe and Asia through 2023 and sales volumes are constrained by production capacity thereafter. As a result, Revenues are projected to increase by approximately 12.9% CAGR from FY 2023 to FY 2027, reflecting Management’s assumptions with respect to, among other things, market demand, production increases, and growth of the Performance Additives Segment.

Note I – Cost of Goods Sold

Includes direct and indirect costs, including raw materials and supplies, direct labor, and facility overhead. Costs of Goods Sold reflects Management’s assumptions regarding expected inflation and feedstock and energy price increases during the Projection Period. Direct costs are assumed to peak in 2023 with expected moderation but remain at elevated levels. Feedstock prices are assumed to remain in line with historical and energy costs assumed to return to normalized energy prices in the future.

Note J – Special Items and Restructuring Costs

Special items include all professional fees incurred in connection with the Company’s reorganization. Restructuring costs reflect the operating impact associated with the restructuring in Germany and Calais, the implementation of a cost-reduction program, costs related to the transfer of specialty titanium dioxide to the Uerdingen facility and investments to meet global environment, health, and safety requirements.

Note K – Interest Expense

Includes estimated cash interest amounts under the pre-emergence and post-emergence capital structure. SOFR rates are projected on the 3-month forward SOFR curve over the Projection Period.

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Note L – Taxes

Reflects the application of the estimated tax forecast as developed by the Debtors. Consolidated income tax expense for FY 2023 to FY 2027 is projected to increase through the Projection Period due to increasing profitability levels during the Projection Period. These amounts could vary significantly pending the final tax analysis of the transaction by the Debtors and their advisors.

Income taxes are based on the assumption that the Reorganized Debtors should have substantial tax attributes available, including depreciable assets, net operating losses, and tax credits depending on the tax treatment of the reorganization in each applicable jurisdiction. The Projections assume certain income tax balances will be refundable during the fourth quarter of 2023.

12

Exhibit D

Valuation Analysis

THE VALUATION INFORMATION CONTAINED HEREIN IS NOT A PREDICTION OR GUARANTEE OF THE ACTUAL MARKET VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES TO BE ISSUED PURSUANT TO THE PLAN. THIS VALUATION IS PRESENTED SOLELY FOR THE PURPOSE OF PROVIDING ADEQUATE INFORMATION AS REQUIRED BY SECTION 1125 OF THE BANKRUPTCY CODE TO ENABLE THE HOLDERS OF CLAIMS OR INTERESTS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN TO MAKE AN INFORMED JUDGMENT ABOUT THE PLAN AND SHOULD NOT BE USED OR RELIED UPON FOR ANY OTHER PURPOSE, INCLUDING THE PURCHASE OR SALE OF CLAIMS AGAINST OR INTERESTS IN THE DEBTORS.

At the Debtors’ request, Moelis & Company LLC (“Moelis”) performed a valuation analysis of the Reorganized Debtors.

Based upon and subject to the review and analysis described herein, and subject to the assumptions, limitations, and qualifications described herein, Moelis’ view, as of May 13, 2023, was that the estimated total distributable value of the Reorganized Debtors, as of an Assumed Valuation Date for purposes of Moelis’ valuation analysis of April 30, 2023 (the “Assumed Valuation Date”), is between $550 million and $700 million. The total distributable value consists of the estimated going concern enterprise value of the Reorganized Debtors.

Moelis’ views are necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Moelis as of, the Assumed Valuation Date. It should be understood that, although subsequent developments may affect Moelis’ views, Moelis does not have any obligation to update, revise, or reaffirm its analysis or its estimate.

Moelis’ analysis is based, at the Debtors’ direction, on a number of assumptions, including, among other assumptions, that (i) the Debtors will be reorganized in accordance with the Plan which will be effective on the Assumed Valuation Date, (ii) the Reorganized Debtors will achieve the results set forth in the Debtors’ management’s Financial Projections (as defined in the Disclosure Statement and attached as Exhibit C to the Disclosure Statement) for May 2023 through fiscal year 2027 (the “Projection Period”) provided to Moelis by the Debtors, (iii) the Reorganized Debtors’ capitalization and available cash will be as set forth in the Plan and the Disclosure Statement, and (iv) the Reorganized Debtors will be able to obtain all future financings, on the terms and at the times, necessary to achieve the results set forth in the Financial Projections. Moelis makes no representation as to the achievability or reasonableness of such assumptions. In addition, Moelis assumed that there will be no material change in economic, monetary, market, and other conditions as in effect on, and the information made available to Moelis, as of the Assumed Valuation Date.

Moelis assumed, at the Debtors’ direction, that the Financial Projections prepared by the Debtors’ management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Debtors’ management as to the future financial and operating performance of the Reorganized Debtors. The future results of the Reorganized Debtors are dependent upon various factors, many of which are beyond the control or knowledge of the Debtors, and consequently are inherently difficult to project. The Reorganized Debtors’ actual future results may differ materially (positively or negatively) from the Financial Projections and, as a result, the actual distributable value of the Reorganized Debtors may be materially higher or lower than the estimated range herein. Among other things, failure to consummate the Plan in a timely manner may have a materially negative impact on the distributable value of the Reorganized Debtors.

The estimated distributable value in this section represents a hypothetical distributable value of the Reorganized Debtors as the continuing operators of the business and assets of the Debtors, after giving effect to the Plan, based on consideration of certain valuation methodologies as described below. The estimated distributable value in this section does not purport to constitute an appraisal or necessarily reflect the actual market value that might be realized through a sale or liquidation of the Reorganized Debtors, their securities or their assets, which may be materially higher or lower than the estimated distributable value range herein. The actual value of an operating business such as the Reorganized Debtors’ business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial condition and prospects of such a business.

In conducting its analysis, Moelis, among other things: (i) reviewed certain publicly available business and financial information relating to the Reorganized Debtors that Moelis deemed relevant; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities, and prospects of the Reorganized Debtors, including the Financial Projections, furnished to Moelis by the Debtors; (iii) conducted discussions with members of senior management and other representatives of the Debtors concerning the matters described in clauses (i) and (ii) of this paragraph, as well as their views concerning the Debtors’ business prospects before giving effect to the Plan, and the Reorganized Debtors’ business and prospects after giving effect to the Plan; (iv) reviewed publicly available financial and stock market data for certain other companies in lines of business that Moelis deemed relevant; (v) reviewed publicly available financial data for certain transactions that Moelis deemed relevant; (vi) reviewed the Plan dated May 11, 2023; and (viii) conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate. In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis and, with the consent of the Debtors, relied on such information being complete and accurate in all material respects. In addition, at the direction of the Debtors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, insurance related, derivative, off-balance sheet, tax related, or otherwise) of the Reorganized Debtors, nor was Moelis furnished with any such evaluation or appraisal. Moelis also assumed, with the Debtors’ consent, that the final form of the Plan does not differ in any respect material to its analysis from the Plan attached to the Disclosure Statement as Exhibit A.

The estimated distributable value in this section does not constitute a recommendation to any Holder of a Claim or Interest entitled to vote on the Plan as to how such Holder of a Claim or Interest should vote or otherwise act with respect to the Plan. Moelis has not been asked to and does not express any view as to what the trading value of the Reorganized Debtors’ securities would be when issued pursuant to the Plan or the prices at which they may trade in the future. The estimated distributable value set forth herein does not constitute an opinion as to fairness from a financial point of view to any Holder of a Claim or Interest of the consideration to be received by such Holder of a Claim or Interest under the Plan or of the terms and provisions of the Plan.

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Valuation Methodologies

In preparing its valuation, Moelis performed a variety of financial analyses and considered a variety of factors. The following is a brief summary of the material financial analyses performed by Moelis, which consisted of (a) a discounted cash flow analysis, (b) a selected publicly traded companies analysis, and (c) a selected transactions analysis. This summary does not purport to be a complete description of the analyses performed and factors considered by Moelis. The preparation of a valuation analysis is a complex analytical process involving various judgmental determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular facts and circumstances, and such analyses and judgments are not readily susceptible to summary description. As such, Moelis’ valuation analysis must be considered as a whole. Reliance on only one of the methodologies used, or portions of the analysis performed, could create a misleading or incomplete conclusion as to enterprise value.

A.	Discounted Cash Flow Analysis. The discounted cash flow (“DCF”) analysis is an enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business plus a present value of the estimated terminal value of that asset or business. Moelis’ DCF analysis used the Financial Projections’ estimated debt-free, after-tax free cash flows through December 31, 2027. These cash flows were then discounted at a range of estimated weighted average costs of capital (“Discount Rate”) for the Reorganized Debtors. The Discount Rate reflects the estimated blended rate of return that would be expected by debt and equity investors to invest in the Reorganized Debtors’ business based on its target capital structure. The enterprise value was determined by calculating the present value of the Reorganized Debtors’ unlevered after-tax free cash flows based on the Financial Projections plus an estimate for the value of the Reorganized Debtors beyond the Projection Period known as the terminal value. In determining the estimated terminal value of the Reorganized Debtors, Moelis relied upon the terminal multiple method, which estimates a range of values that the Reorganized Debtors could be valued at the end of the Projection Period based on applying a terminal multiple to the estimated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of the Reorganized Debtors in the year following the terminal year. The EBITDA for the terminal value calculation was based on the cycle average EBITDA of the Reorganized Debtors and the range of multiples selected for the terminal multiple method was based on the cycle average multiples from the selected publicly traded companies’ analysis.

To determine the Discount Rate, Moelis used the estimated cost of equity and the estimated after-tax cost of debt for the Reorganized Debtors, assuming a targeted, long-term, debt-to-total capitalization ratio (based on debt-to-capitalization ratios of the selected publicly traded companies and the proposed capital structure contemplated by the Plan initially and after giving effect to the projected financial performance of the Reorganized Debtors during the Projection Period). Moelis calculated the cost of equity for the Reorganized Debtors based on (i) the capital asset pricing model, which assumes that the expected equity return is a function of the risk-free rate, equity risk premium, and the correlation of the stock performance of the selected publicly traded companies to the return on the broader market, and (ii) an adjustment related to the estimated equity market capitalization of the Reorganized Debtors, which reflects the historical equity risk premium of small, medium, and large equity market capitalization companies. Moelis relied on management assumptions in determining a go-forward blended tax rate. Moelis calculated the cost of debt utilizing its judgment and based on the size, industry, and end-uses for the Reorganized Debtors and on corporate credit spreads in the current market environment.

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B.	Selected Publicly Traded Companies Analysis. The selected publicly traded companies analysis is based on the enterprise values of selected publicly traded titanium dioxide manufacturing companies that have operating and financial characteristics comparable in certain respects to the Reorganized Debtors. For example, such characteristics may include similar size and scale of operations, end-user exposure, product mix, operating margins, growth rates, and geographical exposure. Under this methodology, certain financial multiples that measure financial performance and value are calculated for each selected company and then applied to the Reorganized Debtors’ financials to imply an enterprise value for the Reorganized Debtors. Moelis used, among other measures, enterprise value (defined as market value of equity, plus book value of debt and book value of preferred stock and minority interests, less cash, subject to adjustments for other items where appropriate) for each selected company as a multiple of such company’s publicly available consensus projected EBITDA for fiscal year 2023, 2024, and 2025.

Although the selected companies were used for comparison purposes, no selected publicly traded company is either identical or directly comparable to the business of the Reorganized Debtors. Accordingly, Moelis’ comparison of selected publicly traded companies to the business of the Reorganized Debtors and analysis of the results of such comparisons was not purely mathematical, but instead involved considerations and judgments concerning differences in operating and financial characteristics and other factors that could affect the relative values of the selected publicly traded companies and the Reorganized Debtors. The selection of appropriate companies for this analysis is a matter of judgment and subject to limitations due to sample size and the public availability of meaningful market-based information.

C.	Selected Transactions Analysis. The selected transactions analysis is based on the implied enterprise values of companies and assets involved in publicly disclosed merger and acquisition transactions for which the targets had operating and financial characteristics comparable in certain respects to the Reorganized Debtors. Under this methodology, a multiple is derived using the enterprise value of each such target, calculated as the consideration paid and the net debt assumed in the selected precedent transaction relative to a financial metric, in this case EBITDA, for the last twelve month (“LTM”) period preceding the transaction. Moelis analyzed various merger and acquisition transactions for titanium dioxide manufacturers that have occurred since 2007.

Given that the LTM EBITDA for the Reorganized Debtors was negative, it is not meaningful metric to apply a precedent transactions multiple for determining valuation. As such, while we considered selected transactions analysis as a valuation methodology, we have not utilized it to determine the estimated range of total distributable value.

Reorganized Debtors - Valuation Considerations

The estimated distributable value in this section is not necessarily indicative of actual value, which may be significantly higher or lower than the ranges set forth herein. Accordingly, none of the Debtors, Moelis, or any other person assumes responsibility for the accuracy of such estimated enterprise value. Depending on the actual financial results of the Debtors or changes in the economy and the financial markets, the enterprise value of the Reorganized Debtors as of the Assumed Valuation Date may differ from the estimated enterprise value set forth herein as of an Assumed Valuation Date of April 30, 2023. In addition, the market prices, to the extent there is a market, of Reorganized Debtors’ securities will depend upon, among other things, prevailing interest rates, conditions in the economy and the financial markets, the investment decisions of prepetition creditors receiving such securities under the Plan (some of whom may prefer to liquidate their investment rather than hold it on a long-term basis), and other factors that generally influence the prices of securities.

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Exhibit E

Liquidation Analysis

THE LIQUIDATION ANALYSIS IS A HYPOTHETICAL EXERCISE THAT HAS BEEN PREPARED FOR THE SOLE PURPOSE OF PRESENTING A REASONABLE, GOOD FAITH ESTIMATE OF THE PROCEEDS THAT WOULD BE REALIZED IF THE DEBTORS WERE LIQUIDATED IN ACCORDANCE WITH CHAPTER 7 OF THE BANKRUPTCY CODE. THE LIQUIDATION ANALYSIS IS NOT INTENDED AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE.

THE DEBTORS HAVE SOUGHT TO PROVIDE A GOOD FAITH ESTIMATE OF THE PROCEEDS THAT WOULD BE AVAILABLE IN A HYPOTHETICAL CHAPTER 7 LIQUIDATION. HOWEVER, THERE ARE A NUMBER OF ESTIMATES AND ASSUMPTIONS UNDERLYING THE LIQUIDATION ANALYSIS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS OR A CHAPTER 7 TRUSTEE. NEITHER THE ANALYSIS, NOR THE FINANCIAL INFORMATION ON WHICH IT IS BASED, HAS BEEN EXAMINED OR REVIEWED BY INDEPENDENT ACCOUNTANTS IN ACCORDANCE WITH STANDARDS PROMULGATED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THERE CAN BE NO ASSURANCE THAT ACTUAL RESULTS WOULD NOT VARY MATERIALLY FROM THE HYPOTHETICAL RESULTS PRESENTED IN THE LIQUIDATION ANALYSIS.

NOTHING CONTAINED IN THE LIQUIDATION ANALYSIS IS INTENDED TO BE, OR CONSTITUTES, A CONCESSION, ADMISSION, OR ALLOWANCE OF ANY CLAIM BY THE DEBTORS. THE DEBTORS RESERVE ALL RIGHTS TO SUPPLEMENT, MODIFY, OR AMEND THE ANALYSIS SET FORTH HEREIN.

1.	Introduction

Together with Alvarez & Marsal LLP, the Debtors, with the assistance of their restructuring, legal, and financial advisors, have prepared this hypothetical liquidation analysis (the “Liquidation Analysis”) in connection with the Joint Prepacked Plan of Reorganization of Venator Materials PLC and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (as amended, supplemented, or modified from time to time, the “Plan”) and related disclosure statement (as amended, supplemented, or modified from time to time, the “Disclosure Statement”).1 This Liquidation Analysis indicates the estimated recoveries that may be obtained by Holders of Claims and Interests in a hypothetical liquidation pursuant to chapter 7 of the Bankruptcy Code, as an alternative to the Plan.

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that the Bankruptcy Court find, as a condition to confirmation of the Plan, that each Holder of a Claim or Interest in each Impaired Class: (a) has accepted the Plan; or (b) will receive or retain under the Plan property of a value, as of the Plan Effective Date, that is not less than the amount that such Holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. To demonstrate compliance with section 1129(a)(7), this Liquidation Analysis: (1) estimates the cash proceeds (the “Liquidation Proceeds”) that a chapter 7 trustee (the “Chapter 7 Trustee”) would generate if each of the Chapter 11 Cases were converted to chapter 7 cases on the Plan Effective Date and the assets of each Debtor’s Estate were liquidated; (2) determines the distribution (the “Liquidation Distribution”) that each Holder of a Claim or Interest would receive from the Liquidation Proceeds under the priority scheme dictated in chapter 7; and (3) compares each Holder’s Liquidation Distribution to the distribution under the Plan that such Holder is projected to receive if the Plan were confirmed and consummated. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. This Liquidation Analysis is based upon certain assumptions discussed herein and in the Disclosure Statement.

[1]	Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement, to which these Financial Projections are attached as Exhibit C, or the Plan attached to the Disclosure Statement as Exhibit A, as applicable.

2.	Basis of Presentation

This Liquidation Analysis has been prepared assuming that the Debtors would convert their cases from Chapter 11 cases to chapter 7 cases on June 30, 2023 (the “Conversion Date”) and would be liquidated thereafter pursuant to chapter 7 of the Bankruptcy Code. The Liquidation Analysis was prepared on a legal entity basis for each Debtor without substantive consolidation and summarized into a consolidated report. The pro forma distributable values referenced herein are projected to be as of June 30, 2023 and those values are assumed to be representative of the Debtors’ assets as of the Conversion Date. This Liquidation Analysis is summarized in the table contained herein.

This Liquidation Analysis represents an estimate of recovery values and percentages based upon a hypothetical liquidation of the Debtors. It is assumed that, on the Conversion Date, operations will cease and the only funding available will come from the Debtors current Cash on hand and asset liquidations. In addition, the Bankruptcy Court would appoint a Chapter 7 Trustee who would sell the majority of assets of the Debtors during the course of a three-month period (the “Wind-Down Period”). It is assumed that the Chapter 7 Trustee will retain lawyers and other necessary financial advisors to assist in the liquidation and wind-down. The Chapter 7 Trustee would distribute the cash proceeds, net of liquidation-related costs, to Holders of Claims and Interests in accordance with the priority scheme set forth in chapter 7.

The determination of the hypothetical proceeds from the liquidation of assets is a highly uncertain process involving the extensive use of estimates and assumptions which, although considered reasonable by the Debtors’ managing officers (“Management”) and the Debtors’ advisors, are inherently subject to significant business, economic, and market uncertainties and contingencies beyond the Debtors’ control.

The cessation of business in a liquidation is likely to trigger certain Claims that otherwise would not exist under a Plan absent a liquidation. Examples of these kinds of Claims include various potential employee Claims (including any severance Claims or Claims related to the Worker Adjustment and Retraining Notification (WARN) Act), unforeseen litigation Claims, environmental Claims, pension Claims, and Claims related to rejection of executory contracts and unexpired leases, in addition to other potential Claims. Some of these Claims could be significant and might be entitled to priority in payment over non-priority unsecured Claims. Those priority Claims would be paid before any Liquidation Proceeds would be made available to pay non-priority unsecured Claims.

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In preparing this Liquidation Analysis, the Debtors have estimated an amount of allowed Claims for each Class of claimants based upon a review of the Debtors’ books and records as of March 31, 2023, adjusted for estimated balances as of the Conversion Date. The estimated amount of allowed Claims set forth in this Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

Professional fees, Chapter 7 Trustee fees, administrative expenses, priority Claims, and other such Claims that may arise in a liquidation scenario would have to be fully paid from the Liquidation Proceeds before any proceeds are made available to Holders of General Unsecured Claims. Under the priority scheme dictated in chapter 7 of the Bankruptcy Code, no junior creditor would receive any distributions until all senior creditors are paid in full, and no equity holder would receive any distribution until all creditors are paid in full. The assumed distributions to creditors as reflected in this Liquidation Analysis are estimated in accordance with the priority scheme dictated in chapter 7 of the Bankruptcy Code.

Debtors operating in the Chapter 11 Cases are domiciled in the United States, the United Kingdom, Luxembourg, France, Germany, Spain, Finland, and the Cayman Islands. It is assumed these Debtors would remain subject to the United States proceedings and therefore liquidate under chapter 7 of the Bankruptcy Code; however, local insolvency proceedings may be initiated in each respective non-U.S. country (in addition to the recognition proceedings). In addition, it is assumed that all the non-Debtor entities would concurrently commence liquidations in their local jurisdictions, whereby each entity’s respective proceeds are distributed in accordance with the respective local insolvency laws. For purposes of this Liquidation Analysis, the underlying assumptions of the foreign Debtors’ and non-Debtors’ hypothetical liquidations are substantially consistent with the assumptions underlying the liquidation of the domestic Debtors. This Liquidation Analysis assumes no recoveries from intercompany receivables or equity redistribution from foreign non-Debtor entities.

No recovery or related litigation costs have been attributed to any potential Avoidance Actions under the Bankruptcy Code, including potential preference or fraudulent transfer actions due to, among other issues, the cost of such litigation, the uncertainty of the outcome, and anticipated disputes regarding these matters. Additionally, this Liquidation Analysis does not include estimates for federal, state, or other local tax consequences that may be triggered upon the liquidation and sale of assets. Such tax consequences may be material.

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3.	Liquidation Process

For purposes of this analysis, the Debtors’ hypothetical liquidation would be conducted in a chapter 7 environment with the Chapter 7 Trustee managing the bankruptcy Estate of each Debtor to maximize recoveries in an expedited process. The Chapter 7 Trustee’s initial step would be to develop a liquidation plan to generate proceeds from the sale of assets for distribution to creditors. The major components of the liquidation and distribution process are as follows:

•	generation of cash proceeds from the sale and monetization of assets;

•	payment of costs related to the liquidation process, such as Estate wind-down costs and Chapter 7 Trustee, professional, broker, and other administrative fees; and

•	reconciliation of Claims and distribution of net proceeds generated from asset sales to the Holders of allowed Claims and Interests of each Debtor in accordance with the priority scheme under chapter 7 of the Bankruptcy Code.

4.	Distribution of Net Proceeds to Claimants

Any available net proceeds would be allocated to the applicable Holders of Claims and Interests of each Debtor in strict priority in accordance with section 726 of the Bankruptcy Code:

•	Chapter 7 Liquidation Adjustments – means wind-down costs, estimated fees paid to the Chapter 7 Trustee and certain professional and broker fees;

•	Superpriority Claims – includes DIP Claims, including DIP New Money Claims and DIP Roll-Up Claims, along with associated professional fee Carve Out amounts;

•	Other Secured Claims – includes estimated Other Secured Claims;

•	Other Priority Claims – includes Claims, other than Administrative Claims or Priority Tax Claims, entitled to priority under section 507(a) of the Bankruptcy Code;

•	Senior Secured Claims – means, collectively, the Term Loan Claims and the Senior Secured Notes Claims;

•	Senior Unsecured Notes Claims – means any Claim on account of the Senior Unsecured Notes;

•	General Unsecured Claims – means any Claim that is not: (a) paid in full prior to the Plan Effective Date; (b) an Administrative Claim; (c) a Professional Fee Claim; (d) a Priority Tax Claim; (e) a Secured Tax Claim; (f) a DIP Claim; (g) an Other Secured Claim; (h) an Other Priority Claim, (i) a Prepetition ABL Claim; (j) a Term Loan Claim; (k) a Senior Secured Notes Claim; (l) a Senior Unsecured Notes Claim; or (m) an Intercompany Claim;

•	Intercompany Claims – means any Claim against a Debtor held by another Debtor;

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•	Intercompany Interests – means an Interest in a Debtor held by another Debtor;

•	Section 510(b) Claims – includes any section 510(b) Claims in connection with any contractual, legal, and equitable subordination;

•	Interests – includes Existing Equity Interests in any Debtor and Intercompany Interests.

The assumed distributions to creditors as reflected in this Liquidation Analysis are estimated in accordance with the absolute priority rule on an entity-by-entity basis, pursuant to which no junior creditor will receive any distribution until all senior creditors of that Debtor entity are paid in full, and no equity holder will receive any distribution until all creditors of that Debtor entity are paid in full.

5.	Conclusion

The Debtors have determined, as summarized in the table below, that upon the Effective Date, the Plan will provide all Holders of Claims and Interests with a recovery (if any) that is not less than what they would otherwise receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code. Accordingly, the Debtors believe that the Plan satisfies the requirement of section 1129(a)(7) of the Bankruptcy Code.

[1] Projected amount of liquidation claims and recoveries are based on the estimated midpoints.

[2] Estimated Plan recoveries for Classes 3 and 4 are subject to dilution on account of the MIP Shares, DIP Shares, Rights Offering Shares, and Exit Backstop Shares.

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The following table summarizes this Liquidation Analysis for the aggregated Debtor entities. This Liquidation Analysis should be reviewed with the accompanying “Specific Notes to Liquidation Analysis.”

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Specific Notes to Liquidation Analysis

Total Liquidated Assets

A.	Cash and Cash Equivalents

a.	The Debtors’ estimated balance of unrestricted Cash as of the Conversion Date is approximately $130 million.

b.	All Debtors’ projected Cash on hand is assumed to be 100% recoverable.

B.	Accounts Receivable

a.	The Debtors’ estimated net accounts receivables balance as of the Conversion Date is approximately $224 million.

b.	Accounts receivable ineligible rates from the borrowing base are applied to the pro forma balances and further discounted advance rates of 85%.

c.	For the purposes of this Liquidation Analysis, the Debtors assume an aggregate recovery range of 65% to 73%.

C.	Inventory

a.	The Debtors’ estimated net inventory balance as of the Conversion Date is approximately $379 million.

b.	Inventory primarily consists of raw materials, work-in-process, and finished goods. This Liquidation Analysis assumes inventory is sold “as is, where is” as of the Conversion Date; therefore, raw materials and work-in-process inventory are not converted to finished goods. Recovery assumptions are based on net orderly liquidation values (“NOLV”) from the borrowing base.

c.	For the purposes of this Liquidation Analysis, the Debtors assume an aggregate recovery range of 60% to 76%.

D.	Property, Plant, and Equipment (“PP&E”)

a.	The Debtors’ estimated PP&E balance as of the Conversion Date is approximately $401 million.

b.	PP&E assets primarily consist of the Debtors’ owned real property for the manufacturing and warehouse locations in the United Kingdom, France, Germany, Spain, Italy, Finland, and the United States. In addition, the Debtors own machinery and equipment held at each of these locations.

c.	For the purposes of the Liquidation Analysis, the Debtors assume an aggregate recovery range of 7% to 20%.

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E.	Prepaid Expenses

a.	The Debtors’ estimated prepaid expense balance as of the Conversion Date is approximately $18 million.

b.	Prepaid assets primarily consist of prepaid insurance, property taxes, IT services, subscriptions, branch maintenance and other ordinary course prepayments.

c.	For the purposes of the Liquidation Analysis, the Debtors assume an aggregate recovery range of 4% to 12%.

F.	Investments in Unconsolidated Affiliates

a.	The Debtors’ estimated investments in unconsolidated affiliates as of the Conversion Date is approximately $108 million

b.	For the purposes of the Liquidation Analysis, the Debtors assume an aggregate recovery range of 49% to 60%.

G.	Other Assets

a.	The Debtors’ estimated other assets balance as of the Conversion Date is approximately $140 million.

b.	Other assets primarily consists of prepaid pension assets, capital spare parts, debt issuance costs and other noncurrent assets,

c.	Prepaid pension assets account for $108 million; recoveries are assumed to be 0%.

d.	Capital Spare Parts account for $26 million; recoveries are assumed to be 3% – 10%.

e.	The remaining other assets balance of $6 million consists other miscellaneous assets. Management believes that in the case of a liquidation, these assets are deemed to have no material recoverable value.

f.	For the purposes of the Liquidation Analysis, the Debtors assume an aggregate recovery range of 1% to 2%.

H.	Intercompany Receivables & Equity Redistribution

a.	This Liquidation Analysis assumes that foreign non-Debtor entities will enter insolvency proceedings in their respective local jurisdictions upon conversion of the Chapter 11 Cases to chapter 7 cases.

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b.	Proceeds from recoveries on intercompany receivables are dependent on the non-Debtor liquidations and the characterization or recharacterization of such Claims and balances under appliable local laws which would make it challenging to distribute proceeds to Debtor entities or other foreign non-Debtor entities.

c.	For the purposes of this Liquidation Analysis, the Debtors assume no material recoveries from the non-Debtor entities through either intercompany receivable balances or equity investment.

Chapter 7 Liquidation Adjustments

A.	Wind-Down Costs

a.	Wind-Down Costs consist primarily of general and administrative support functions that would be required to wind-down the Debtors’ Estates in chapter 7, including employee wages, to assist with the decommissioning of manufacturing plants, information technology, and other SG&A costs.

b.	During the Wind-Down Period, the Chapter 7 Trustee would retain a limited group of Company personnel in order to assist in the liquidation of substantially all of the remaining assets, including the decommissioning of the manufacturing plants, and the marketing and sale of real property, collect outstanding receivables, reconcile Claims, arrange distributions, and otherwise administer and close down the Estates.

c.	The Debtors assume a 20% increase to base pay for employees that remain after Conversion Date equal to approximately. Compensation to salary, fringe benefits, and employer payroll taxes are reduced after Conversion Date. Ordinary course bonuses, stock compensation, pension, and LTIP are assumed to be terminated as of the Conversion Date. No severance payments are assumed for employees following their ultimate termination.

d.	In an actual liquidation, the wind-down process and period could vary, thereby impacting recoveries.

B.	Chapter 7 Trustee Fees

a.	The Chapter 7 Trustee fees are dictated by the fee guidelines of section 326(a) of the Bankruptcy Code. This Liquidation Analysis assumes Chapter 7 Trustee fees are 3.0% of gross liquidation proceeds available for distribution to creditors (excluding cash, accounts receivables, inventory, and intercompany receivables).

C.	Chapter 7 Professional and Broker Fees

a.	This Liquidation Analysis assumes that the professional fees for legal, financial advisors and other Trustee professionals is assumed to be 3.0% of gross liquidation proceeds available for distribution to creditors (excluding cash, accounts receivables, inventory, and intercompany receivables).

b.

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D.	Chapter 11 Professional Fee Carve Out Funding

a.	The Liquidation Analysis assumes approximately $39 million in accrued and unpaid Professional Fees inclusive of the Carve Out Trigger funded as part of the Carve Out.

b.	All funds in the carve out account shall be used first to pay all obligations from the pre-Conversion Date until paid in full and then obligations from the post-Conversion Date.

Claims

DIP Claims – The Liquidation Analysis assumes the DIP New Money Claims are approximately $328 million at the Conversion Date. .

The Liquidation Analysis Assumes the DIP Roll-Up Claims are approximately $193 million at the Conversion Date.

Senior Secured Claims

A.	Term Loan Claims. – The Liquidation Analysis assumes the Term Loan Claims are approximately $358 million as of the Conversion Date.

B.	Senior Secured Notes Claims – The Liquidation Analysis assumes the Senior Secured Notes Claims are approximately $233 million as of the Conversion Date.

Other Claims

A.	The Liquidation Analysis assumes $22 million in accrued payroll and benefits as of the Conversion Date.

B.	The Liquidation Analysis assumes there will be approximately $2 million of tax claims.

General Unsecured Claims – Based on the outcome of this Liquidation Analysis, there are no recoveries for the General Unsecured Claims.

A.	Senior Unsecured Notes – The Liquidation Analysis assumes there will be approximately $382 million of Senior Unsecured Notes Claims asserted as of the Conversion Date.

B.	Severance – The Liquidation Analysis assumes there will be approximately $169 million at the midpoint of severance claims asserted as of the Conversion Date.

C.	Pension Liability – The Liquidation Analysis assumes there will be approximately $133 million at the midpoint of pension liability claims asserted as of the Conversion Date.

D.	Payables to Affiliate – The Liquidation Analysis assumes there will be approximately $21 million of payable to affiliate claims asserted as of the Conversion Date.

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E.	Lease Rejection – The Liquidation Analysis assumes there will be approximately $4 million of lease rejection claims of the Conversion Date.

F.	Legal Reserve – The Liquidation Analysis assumes there will be approximately $11 million of legal reserve claims as of the Conversion Date.

G.	Indemnification – The Liquidation Analysis assumes there will be approximately $10 million of indemnification claims as of the Conversion Date.

H.	Vendor Liability – The Liquidation Analysis assumes there will be approximately $3 million of vendor liability claims as of the Conversion Date.

I.	Contract Rejection – The Liquidation Analysis assumes there will be approximately $535 million of contract rejection damages as of the Conversion Date.

Subordinated Claims – Based on the outcome of this Liquidation Analysis, there are no recoveries for subordinated claims (if any).

Intercompany Claims – The Liquidation Analysis assumes there will be approximately $3,220 million at the midpoint of Intercompany Claims on a net basis asserted as of the Conversion Date. Based on the outcome of this Liquidation Analysis, there is no recovery for Intercompany Claims.

Intercompany Interests – Based on the outcome of this Liquidation Analysis, there are no recoveries for intercompany interests.

Section 510(b) Claims – Based on the outcome of this Liquidation Analysis, there are no recoveries for Section 510(b) Claims.

Existing Equity Interests – Based on the outcome of this Liquidation Analysis, there are no recoveries for Existing Equity Interests.

11

Exhibit F

Organizational Structure Chart

Venator International Holdings UK Limited [United Kingdom] Venator Materials PLC [United Kingdom] Venator Materials International UK Limited [United Kingdom] Venator Finance S.à r.l. [Luxembourg] Venator Group [United Kingdom] Venator Investments Ltd [Cayman] Venator P&A Finland Oy [Finland] Venator P&A Holdings UK Limited [United Kingdom] Venator Group Services Limited [United Kingdom] Venator Investments UK Limited [United Kingdom] Venator Nominees UK Limited [United Kingdom] Venator Materials Services Limited [United Kingdom] Venator Holdings UK Ltd [United Kingdom] Venator Italy S.r.l [Italy] Venator Asia Sdn Bhd [Malaysia] Pacific Iron Products Sdn Bhd [Malaysia] Venator Far East Limited [Hong Kong] Venator Pigments Hong Kong Limited [Hong Kong] Venator Pigments Espana S.A.U. [Spain] Oligo SA [Spain] Venator Shanghai Company Limited [China] Venator South Africa Proprietary Ltd [South Africa] Venator Africa Pty Ltd [South Africa] Venator Belgium BV [Belgium] Venator Representação Comercial Brasil Ltda. [Belgium] Venator P&A Spain S.L.U. [Spain] Venator Holdings Germany GmbH [Germany] Venator Germany GmbH [Germany] Venator Uerdingen GmbH [Germany] Venator Wasserchemie Holding GmbH [Germany] Venator Materials LLC [United States] Venator Americas Holdings LLC [United States] Venator Chemicals LLC [United States] Viance, LLC [United States] Louisiana Pigment Company, L.P. [United States] Venator France SAS [France] Venator Chemicals France SAS [France] Venator International France SAS [France] Venator Pigments France SAS [France] Venator Materials UK Ltd [United Kingdom] Venator Group Canada Inc. [France] Venator Materials UK Ltd [United Kingdom] Venator Group Canada Inc. [France] Key / Legend Debtor Non-Debtor Affiliates 50% 50.001% 99.99% ..01% 50% 75% ..01% 99.99%